As filed with the Securities and Exchange Commission on January 27, 2023

Securities Act Registration No. 333-216033

Investment Company Act Registration No. 811-23230

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

☐	Pre-Effective Amendment No. __
☒	Post-Effective Amendment No. 8

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

☒	Amendment No. 13

(Check appropriate box or boxes.)

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

Principal Executive Offices

36 North New York Avenue

Huntington, NY 11743

1-631-629-4237

Agent for Service

The Corporation Trust Company

Corporate Trust Center

1209 Orange Street

Wilmington, DE 19801

With copy to:

JoAnn M. Strasser

Thompson Hine LLP

41 South High Street, 17th Floor

Columbus, OH 43215

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on February 1, 2023 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)

☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS

AlphaCentric Prime Meridian Income Fund

Shares of Beneficial Interest
$10,000 minimum purchase for regular accounts

$10,000 minimum purchase for retirement plans

February 1, 2023

AlphaCentric Prime Meridian Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company, that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated February 1, 2023, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202 or by calling toll-free 1-888-910-0412. The table of contents of the SAI appears on page 59 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports, and other information about the Fund or make shareholder inquiries by calling 1-888-910-0412 or by visiting www.AlphaCentricFunds.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The investment objective of the Fund is to seek current income.

The Fund seeks to achieve its investment objective by investing, directly or indirectly, in loans to consumers, small- and mid-sized companies and other borrowers (including loans backed by real estate) originated through online platforms that provide a marketplace for lending (“Marketplace Loans”). The Fund’s investments in Marketplace Loans may be made through a combination of: (i) investing in Marketplace Loans through purchases of whole loans (either individually or in aggregations) originated through a marketplace lending platform (or an affiliate of a marketplace lending platform); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate of a marketplace lending platform) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans; (v) acquiring an equity interest in a marketplace lending platform (or an affiliate of a marketplace lending platform); (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate of a marketplace lending platform), which may be unsecured or hold a first priority security interest; (vii) structured finance originations, specifically investing in securitized marketplace lending loans; and (viii) transactions that provide the Fund with investment exposure to Marketplace Loans (i.e. Marketplace Lending credit default swaps) (collectively, the “Marketplace Lending Instruments”). The Fund currently anticipates that its Marketplace Loan investments will originate predominantly from lending platforms based in the United States, a substantial portion of which will be through purchases of whole loans.

The Fund may also invest in Marketplace Lending Instruments in the form of receivables or merchant cash advances that are originated from lending platforms (collectively, “Marketplace Receivables”). Under normal circumstances, the Fund expects to invest between 0% and 25% of its net assets in Marketplace Receivables. Technically, the purchase of Marketplace Receivables is not a loan; rather, it is a commercial agreement pursuant to which the Fund provides a cash advance to a merchant in exchange for the right to receive a portion of the merchant’s future receivables, up to a stated amount. However, notwithstanding this distinction, the Fund’s purchase of Marketplace Receivables will be similar in many ways to its purchase of Marketplace Loans and, accordingly, references herein to the Fund’s investments in Marketplace Loans should be read to include Marketplace Receivables, unless the context requires otherwise.

Although the Fund is not permitted to invest in loans that are of subprime quality (as defined below) at the time of investment, Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations, and an investment in the Fund’s shares (“Shares”) should be considered speculative and involving a high degree of risk. The Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk. The Marketplace Loans and Marketplace Lending Instruments are fixed rate instruments.

The Fund intends to invest substantially all of its assets in Marketplace Lending Instruments; however, the Fund may invest up to 20% of its assets in other income-producing securities of any maturity and credit quality, including below investment grade. Below investment grade securities are commonly referred to as “junk” or “high yield” securities and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Such income-producing securities in which the Fund may invest may include, without limitation, corporate debt securities, U.S. government debt securities, short-term debt securities, asset-backed securities, loans other than Marketplace Loans, including secured and unsecured senior loans, and cash and cash equivalents such as money market funds.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 25,000,000 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, Foreside Fund Services, LLC, an affiliate of Foreside Financial Group, LLC dba ACA Group (“the Distributor”), under the terms of this prospectus, 25,000,000 shares of beneficial interest, at the net asset value (“NAV”) per share. The minimum initial investment by a shareholder is $10,000 for regular accounts and $10,000 for retirement plan accounts. Subsequent investments may be made with at least $100 under the Fund’s automatic investment program. Subsequent investments not made pursuant to the automatic investment program may be made with at least $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use best efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in accordance with the Fund’s investment strategy will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 (the “Securities Act”).

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.

●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.

●	Moreover, shares of the Fund are not redeemable.

●	Although the Fund offers to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund is not required to repurchase shares at a shareholder’s option nor are shares exchangeable for units, interests or shares of any security. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares. Accordingly, regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his or her shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●	If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices. As a result of the foregoing, an investment in the Fund’s shares is not suitable for investors who cannot tolerate risk of loss or who require liquidity, other than liquidity provided through the Fund’s repurchase policy.

●	Substantially all of the Fund’s investments are loans or receivables that are unsecured or undercollateralized.

●	The Fund is not intended to be a complete investment program.

Investing in the Fund’s shares involves risks. See “Risk Factors” below in this prospectus.

Investment Advisor

AlphaCentric Advisors LLC

Investment Sub-Advisor

Prime Meridian Capital Management, LLC

i

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. AlphaCentric Prime Meridian Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that offers to make quarterly repurchases of shares at the NAV. See “Quarterly Repurchases of Shares.”

Investment Objective and Policies. The Fund’s investment objective is to seek current income.

The Fund seeks to achieve its investment objective by investing, directly or indirectly, in loans to consumers, small- and mid-sized companies and other borrowers (including loans backed by real estate) originated through online platforms that provide a marketplace for lending (“Marketplace Loans”). The Fund’s investments in Marketplace Loans may be made through a combination of: (i) investing in Marketplace Loans through purchases of whole loans (either individually or in aggregations) originated through a marketplace lending platform (or an affiliate of a marketplace lending platform); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate of a marketplace lending platform) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans; (v) acquiring an equity interest in a marketplace lending platform (or an affiliate of a marketplace lending platform); (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate of a marketplace lending platform) which may be unsecured or hold a first priority security interest; (vii) structured finance origination, specifically the securitization of marketplace lending loans; and (viii) transactions that provide the Fund with investment exposure to Marketplace Loans (i.e. Marketplace Lending credit default swaps to hedge credit risk) (collectively, the “Marketplace Lending Instruments”). The Fund anticipates that its Marketplace Loan investments will originate predominantly from lending platforms based in the United States, a substantial portion of which will be through purchases of whole loans. The Fund’s Marketplace Loan investments may involve a variety of different borrower types for a variety of purposes, including: (i) individual consumers consolidating existing debt or funding large purchases; (ii) small or medium-sized businesses funding working capital such as property, plant, equipment, expansion, receivables or inventory; or (iii) individuals or businesses financing investments in real estate.

The Fund may invest in Marketplace Lending Instruments in the form of receivables or merchant cash advances that are originated from lending platforms (collectively, “Marketplace Receivables”). Under normal circumstances, the Fund expects to invest between 0% and 25% of its net assets in Marketplace Receivables. Technically, the purchase of Marketplace Receivables is not a loan; rather, it is a commercial agreement pursuant to which the Fund provides a cash advance to a merchant in exchange for the right to receive a portion of the merchant’s future receivables, up to a stated amount. However, notwithstanding this distinction, the Fund’s purchase of Marketplace Receivables is similar in many ways to its purchase of Marketplace Loans and, accordingly, references herein to the Fund’s investments in Marketplace Loans should be read to include Marketplace Receivables, unless the context requires otherwise.

Although the Fund is not permitted to invest in loans that are of subprime quality at the time of investment, Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations, and an investment in Shares should be considered speculative and involving a high degree of risk. The Fund considers a consumer Marketplace Loan, and other Marketplace Loans to individual borrowers to be of subprime quality if the individual borrower of such loan has a FICO score below 600. The Fund considers a small or medium sized enterprise loan to be of “subprime quality” if the likelihood of repayment on such loan is determined by the sub-advisor based on its due diligence and the credit underwriting policies of the originating platform to be similar to that of consumer loans that are of subprime quality and the guarantor of the loan has a FICO score below 600. The Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk. The Marketplace Loans and Marketplace Lending Instruments are fixed rate instruments.

The Fund intends to invest substantially all of its assets in Marketplace Lending Instruments; however, the Fund may invest up to 20% of its assets in other income-producing securities of any maturity and credit quality, including below investment grade. Below investment grade securities are commonly referred to as “junk” or “high yield” securities and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Such income-producing securities in which the Fund may invest may include, without limitation, corporate debt securities, U.S. government debt securities, short-term debt securities, asset-backed securities, exchange-traded notes, loans other than Marketplace Loans, including secured and unsecured senior loans, and cash and cash equivalents. The Fund does not securitize loans that it acquires or engage in other forms of structured finance origination in the normal course of business.

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality (except subprime), duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately 2 to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

Investment Strategy. The Fund’s sub-advisor uses a proprietary model that evaluates Marketplace Loans available for purchase on various lending platforms. The model scans the available loans and eliminates those loans that it determines have a higher likelihood of default based on the historical loan performance of the loans originated at the specific platform where the new loans are being purchased. The sub-advisor will further filter the loans based on independent criteria after they have been filtered by each platform’s own independent underwriting and loan grading methodologies. Factors are not weighted but serve as a combined screening device. Updated platform loan performance is reviewed at least quarterly. The sub-advisor then invests the Fund’s assets in those loans that meet the model’s criteria. Marketplace Loans primarily consist of prime consumer, small and mid-sized businesses and real estate loans with maturities of five years or less and may be secured or unsecured loans. The Fund’s sub-advisor intends to hold each loan until maturity.

The sub-advisor may also invest the Fund’s assets in debt securities of any quality (except subprime), duration or maturity. The sub-advisor invests in such securities as an alternative to Marketplace Lending Instruments when it believes that they represent an attractive opportunity for income and risk-adjusted returns. The sub-advisor may sell a debt security when it believes that a Marketplace Loan or another debt security represents a more attractive investment opportunity.

Leverage. The Fund may obtain leverage in seeking to achieve its investment objective. The Fund may obtain financing to purchase Marketplace Lending Instruments. The Fund expects that borrowings by the Fund will be secured by the Marketplace Lending Instruments held by the Fund. The Fund may also obtain leverage through investments such as asset-backed securities that may have embedded leverage. The Fund is not limited in the form or manner in which it may incur leverage.

The Investment Company Act of 1940, as amended (the “1940 Act”), requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act). This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. Investments or trading practices that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions.

Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to leverage directly or indirectly.

Marketplace Lending.

General. Marketplace lending is often referred to as “peer-to-peer” lending, which term originally reflected the initial focus of the industry on individual investors and consumer loan borrowers. It is a method of financing in which a lending platform facilitates the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional debt financing done through a bank. There are several different models of alternative lending but, very generally, a platform typically matches consumers, small or medium-sized businesses or other types of borrowers with investors that are interested in gaining investment exposure to the loans made to such borrowers. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, employment information, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. Often, platforms charge fees to borrowers to cover these screening and administrative costs. Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Platforms then post the borrowing requests online and investors may choose among the loans, based on the interest rates the loans are expected to yield less any servicing or origination fees charged by the platform or others involved in the lending arrangement, the background data provided on the borrowers and the credit rating assigned by the platform. In some cases, a platform partners with a bank to originate a loan to a borrower, after which the bank sells the loan to the platform; alternatively, some platforms may originate loans themselves.

Platforms may set minimum eligibility standards for borrowers to participate in marketplace lending arrangements and may limit the maximum permitted borrowings. Depending on the purpose and nature of the loan, its term may, for example, be as short as six months or shorter, or as long as thirty years or longer.

The Fund anticipates that its Marketplace Loan investments will originate from lending platforms based in the United States, a substantial portion of which is expected to be whole loans. The Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of “securities” issued by the originating platforms under the Securities Act.

A small number of marketplace lending platforms originate a substantial portion of the Marketplace Loans in the United States. As such, the Fund anticipates that a substantial portion of its Marketplace Loan investments will have originated from one of these platforms. The Fund may purchase more than 25% of the Marketplace Loans from Prosper Funding LLC (“Prosper”) and LendingClub Corporation (“LendingClub”). Prosper and LendingClub are two of the leading Marketplace Lending platforms in the U.S., based on both time in business and total loan origination volume, and both have well established and refined loan underwriting and servicing practices. The sub-advisor intends to continue to build relationships and enter into agreements with additional platforms. However, if there are not sufficient qualified loan requests through any platform, the Fund may be unable to deploy its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policies that are generally expected to offer lower returns than the Fund’s target returns from investments in Marketplace Loans. The Fund enters into purchase agreements with platforms, which outline, among other things, the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans and the remedies available to the parties. One of the Fund’s custodians receives evidence of a loan’s sale to the Fund through an electronic bill of sale, loan assignment or endorsement. As the owner of a loan, the Fund is enabled to enforce its terms. Although the forms of these agreements are similar to those typically available to all investors, institutional investors such as the Fund (unlike individual retail investors) will have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund has greater negotiating power related to termination provisions and custody of the Fund’s account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act, of which the platforms are aware. Pursuant to such agreements, the platform or a third-party servicer typically services the loans, collecting payments and distributing them to the Fund, less any servicing fees, and the servicing entity, unless directed by the Fund, typically makes all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund only invests through platforms that have committed in writing to provide updated loan level data at least as frequently as the Fund computes its NAV, which is daily.

The non-bank platforms through which the Marketplace Loans in the Fund’s portfolio are originated have backup servicers in place to service Marketplace Loans in the event that a non-bank platform or third-party servicer ceases or fails to perform the servicing functions, which the Fund expects will mitigate some of the risks associated with a reliance on non-bank platforms or third-party servicers for servicing of the Marketplace Loans.

Marketplace Loans and Pass-Through Notes. The underlying Marketplace Loan origination processes employed by each platform may vary significantly. Under one model employed by certain platforms in the United States, the operator of the platform maintains with a bank a segregated deposit account that has on deposit the amounts to be provided by the lenders with respect to each loan. The principal amount of each loan is then advanced to the borrower by the same or a different bank (the “funding bank”). The platform operator purchases the loan from the funding bank at par promptly after its origination and may resell it directly to an investor under a whole loan purchase program. Institutional investors, such as the Fund, typically invest in whole loans, and therefore acquire the entire beneficial interest in the loans in which they invest, rather than fractional portions of or participations in such loans. Alternatively, the operator of the platform may purchase the loan from the funding bank at par using the funds of multiple lenders on deposit in the segregated deposit account and then issues to each such lender at par a Pass-Through Note of the operator (or an affiliate of the operator) representing the right to receive the lender’s proportionate share of all principal and interest payments received by the operator from the borrower on the loan funded by such lender (net of the platform servicing fees). As a further alternative, certain operators (including most small and medium sized enterprise (“SME”) lenders) do not engage funding banks but instead extend their loans directly to the borrowers. These lenders similarly may sell the funded loans as whole loans to institutional investors or sell Pass-Through Notes backed by individual loans or engage in other capital market transactions.

The platform operator (or an affiliate thereof) typically services the loans it originates and maintains a separate segregated deposit account into which it deposits all payments received from the obligors on the loans. Upon identification of the proceeds received with respect to a loan and deduction of applicable fees, the platform operator forwards the amounts owed to the lenders or the holders of any related Pass-Through Notes, as applicable.

A platform operator is not obligated to make any payments due on a Marketplace Loan or Pass-Through Note (except to the extent that the operator actually receives payments from the borrower on the related loan). Accordingly, lenders assume all of the credit risk on the loans they fund through a Pass-Through Note or whole loan purchased from a platform operator and are not entitled to recover any deficiency of principal or interest from the platform operator if the underlying borrower defaults on its payments due with respect to a loan. In addition, a platform operator is generally not required to repurchase Marketplace Loans from a lender or purchaser. As loan servicer, the platform operator or an affiliated entity typically has the ability to refer any delinquent Marketplace Loan to a collection agency, but the relatively low principal amounts of Marketplace Loans often make it impracticable for the platform operator to commence legal proceedings against defaulting borrowers. Marketplace Loans may be secured (generally in the case of SME loans and real estate-related loans) or unsecured (generally in the case of consumer loans). For example, real estate Marketplace Loans may be secured by a deed of trust, mortgage, security agreement or legal title to real estate.

The documentation for Marketplace Loans is executed electronically. Accordingly, the borrower does not execute a physical loan note and no such note is available for delivery to investors. No Marketplace Loans currently being offered have been registered with the SEC and the only Pass-Through Notes that have been registered with the SEC are those issued by the small number of domestic marketplace lending platforms.

In addition, Marketplace Loans are not listed on any securities exchange. Therefore, Marketplace Loans are generally illiquid, and the issuers provide no assurances as to the liquidity or value of the loans.

Asset-Backed Securities. The Fund also may invest in Marketplace Loans through special purpose vehicles (“SPVs”) established solely for the purpose of holding assets (e.g., commercial loans) and issuing securities (“asset-backed securities”) secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of loans originated by a particular platform. The SPV may enter into a service agreement with the operator or a related entity to ensure continued collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred.

A securitization is the financial practice of pooling various types of debt, such as Marketplace Loans, and selling their related cash flows to investors as securities through vehicles like SPVs. Investors are repaid from the principal and interest cash flows collected from the underlying debt and redistributed through the capital structure of the new financing. The “senior” parts, or tranches, of a securitization receive the first cash flows until their statement amount is collected, and at such time the remaining cash flows are then distributed to the “junior” tranches. Senior parts are sometime “over collateralized” to enhance their quality relative to the other securities. The process of distributing the cash flow to the various tranches is known as a “waterfall.” The most senior tranche is the A, followed by the B tranche, etc. The most junior tranche of all is the equity piece, also known as the Residual or “R.” Senior tranches are less risky because they receive the first cash flows, whereas junior tranches are riskier as their returns are subject to the senior tranches being paid first.

The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes will be entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates.

In general, the Fund may invest in both rated senior classes of asset-backed securities as well as unrated subordinated (residual) classes of asset-backed securities. The subordinated classes of asset-backed securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.

The value of asset-backed securities, like that of traditional fixed-income securities, typically increases when interest rates fall and decreases when interest rates rise. However, asset-backed securities differ from traditional fixed-income securities because they generally are subject to prepayment based upon prepayments received by the SPV on the loan pool. The price paid by the Fund for such securities, the yield the Fund expects to receive from such securities and the weighted average life of such securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets.

Private Investment Funds. The Fund may invest up to 15% of its assets in private investment funds that invest in Marketplace Loans. Under one such fund structure, the platform operator may form (i) an investment fund that offers partnership interests or similar securities to investors on a private placement basis, and (ii) a subsidiary that acts as the investment fund’s general partner and investment manager. The investment fund then applies its investors’ funds to purchase Marketplace Loans originated on the platform (or portions thereof) from the operator. As an investor in an investment fund, the Fund would hold an indirect interest in a pool of Marketplace Loans and would receive distributions on its interest in accordance with the fund’s governing documents. This structure is intended to create diversification and to reduce operator credit risk for the investors in the investment fund by enabling them to invest indirectly in Marketplace Loans through the private investment fund rather than directly from the operator of the platform. The private investment funds in which the Fund invests will comply with Rule 206(4)-2 under the Investment Advisers Act of 1940 (the “Advisers Act”) by providing annual financials that are audited by an independent registered public accountant that is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board (PCAOB).

Investment Advisor and Fee. AlphaCentric Advisors LLC, the investment advisor (the “Advisor”) of the Fund, is registered with the SEC as an investment advisor under the Advisers Act, as amended. The Advisor was formed in February 2014. Management of investment companies, including the Fund, is its primary business. Under the terms of a management agreement (the “Management Agreement”), the Advisor is entitled to receive a monthly fee at the annual rate of 1.50% of the Fund’s average daily net assets.

The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including organizational and offering expenses, but excluding: (i) acquired fund fees and expenses; (ii) distribution fees; (iii) loan servicing fees; (iv) brokerage commissions and trading costs; (v) interest (including borrowing costs and overdraft charges); and (vi) extraordinary expenses, such as regulatory inquiry and litigation expenses)), to the extent that they exceed 1.95% of the Fund’s average daily net assets (the “Expense Limitation”). In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from the date on which they were incurred; and (2) the reimbursement may not be made if it would cause the lesser of the Expense Limitation as of the time of waiver or as of the time of the reimbursement to be exceeded. The Expense Limitation Agreement will remain in effect at least until January 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Fund’s Board of Trustees. After January 31, 2024 the Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion. See “Management of the Fund.”

Investment Sub-Advisor. Prime Meridian Capital Management, LLC serves as investment sub-advisor to the Fund. Prime Meridian Capital Management LLC was formed on March 12, 2012 and is registered with the SEC as an investment advisor under the Advisers Act, as amended.

Administrator, Accounting Agent and Transfer Agent. U.S. Bank Global Fund Services serves as the administrator, accounting agent, and transfer agent of the Fund. See “Management of the Fund.”

Closed-End Fund Structure. Closed-end funds differ from open end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares are not listed on a stock exchange. Instead, the Fund provides limited liquidity to shareholders by offering to repurchase a limited amount of shares (at least 5%) quarterly, which is discussed in more detail below. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly redemption requirements. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments. See “Risk Factors.”

Marketplace Loans and Pass-Through Notes Risk. Marketplace Lending Instruments are generally not rated and constitute a highly risky and speculative investment, similar to an investment in “junk” bonds. There can be no assurance that payments due on underlying Marketplace Loans will be made. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. Accordingly, the platforms and any third-party collection agencies will be limited in their ability to collect on defaulted Marketplace Loans. With respect to Marketplace Loans secured by collateral, there can be no assurance that the liquidation of any such collateral would satisfy a borrower’s obligation in the event of a default under its Marketplace Loan.

Furthermore, Marketplace Loans may not contain any cross-default or similar provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. The effect of this can be to allow other creditors to move more quickly to claim any assets of the borrower. To the extent a Marketplace Loan does not contain a cross-default provision, the loan will not be placed automatically in default upon that borrower’s default on any of the borrower’s other debt obligations, unless there are relevant independent grounds for a default on the loan. In addition, the Marketplace Loan will not be referred to a third-party collection agency for collection because of a borrower’s default on debt obligations other than the Marketplace Loan. If a borrower first defaults on debt obligations other than the Marketplace Loan, the creditors to such other debt obligations may seize the borrower’s assets or pursue other legal action against the borrower, which may adversely impact the ability to recoup any principal and interest payments on the Marketplace Loan if the borrower subsequently defaults on the loan. In addition, an operator of a platform is generally not required to repurchase Marketplace Loans from a lender except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower or as may otherwise be negotiated by the Fund when purchasing whole loans.

Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on a Marketplace Loan after bankruptcy status is declared depends on the borrower’s particular financial situation and the determination of the court. It is possible that the borrower’s liability on the Marketplace Loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured Marketplace Loan, unsecured creditors will receive only a fraction of any amount outstanding on their loan, if anything at all.

As Pass-Through Notes are pass-through obligations of the operators of the lending platforms, and not direct obligations of the borrowers under the underlying Marketplace Loans originated by such platforms, holders of certain Pass-Through Notes are exposed to the credit risk of the operator. An operator that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its Pass-Through Notes even if the borrowers of the underlying Marketplace Loans timely make all payments due from them. In addition, Pass-Through Notes are non-recourse obligations (except to the extent that the operator actually receives payments from the borrower on the loan). Accordingly, lenders assume all of the borrower credit risk on the loans they fund and are not entitled to recover any deficiency of principal or interest from the operator if the borrower defaults on its payments.

There may be a delay between the time the Fund commits to purchase a Pass-Through Note and the issuance of such note and, during such delay, the funds committed to such an investment will not be available for investment in other Marketplace Lending Instruments. Because the funds committed to an investment in Pass-Through Notes do not earn interest until the issuance of the note, the delay in issuance will have the effect of reducing the effective rate of return on the investment.

Default Risk. The ability of the Fund to generate income through its Marketplace Lending Instruments is dependent upon payments being made by the borrower underlying such Marketplace Lending Instruments. If a borrower is unable to make its payments on a Marketplace Loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of the platforms and third party collection agencies, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to obtain the identity of the borrowers in order to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. After a limited period of time following the final maturity date of a Pass-Through Note (typically, a year), platforms may not have any obligation to make late payments to the lenders even if the borrower has submitted such a payment to the platform. In addition, platforms will retain from the funds received from borrowers and otherwise available for payment to lenders any insufficient payment fees and the amounts of any attorneys’ fees or collection fees it, a third party service provider or collection agency may impose in connection with any collection efforts. To the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan.

Marketplace Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its Marketplace Loan and the Fund’s ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its Marketplace Loan or it may impair the platform’s ability to collect on the Marketplace Loan upon default. To the extent that a Marketplace Loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying a loan facilitated through a platform because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower, or whether such debt is secured.

Asset-Backed Securities Risk. When the Fund invests in asset-backed securities, the Fund is subject to the risk that, if the underlying borrowers fail to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Risk of Unsecured Loans. Many of the Fund’s investments are associated with loans that are unsecured obligations of borrowers. This means that they are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.

Risk of Inadequate Guarantees and/or Collateral of Marketplace Loans. To the extent that the obligations under a Marketplace Loan are guaranteed by a third-party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower to the loan default on its payments. Similarly, to the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan. For example, with respect to real estate-related loans, which include loans used for financing real estate-related transactions, the real property security for a Marketplace Loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Marketplace Loan, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Credit Risk. Issuers of debt securities and loans may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

The Fund is subject to the credit risk of the lending platform with respect to the notes it will purchase from the lending platform to the extent that the lending platform is unable or unwilling to fulfill its contractual obligations with respect to such notes. In addition, the Fund is subject to the credit risk of the issuers of notes issued in connection with peer-to-business loans to the extent that the issuer is unable or unwilling to fulfill their contractual obligations with respect to such notes. If the issuer were to become subject to a bankruptcy or similar proceeding, the recovery, if any, of amounts due to the Fund would be substantially delayed in time and may be substantially less in amount than the principal and interest due and to become due on the loan.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Interest Rate Risk. Interest rate risk is the risk that debt security prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Securities with longer maturities tend to be more sensitive to interest rates than securities with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity. Current economic conditions may result in rising interest rates, which in turn may result in a decline in the value of the debt security investments held by the Fund. As a result, for the present, interest rate risk may be heightened.

Prepayment Risk. In the event of a prepayment of all or a portion of the remaining unpaid principal amount of a loan to which the Fund has investment exposure, the Fund will receive such prepayment but further interest will cease to accrue on the prepaid portion of the loan after the date of the prepayment. If the Fund buys a security at a premium, the premium could be lost in the event of a prepayment. In periods of falling interest rates, the rate of prepayments (and price fluctuation) tends to increase as borrowers are incentivized to pay off debt and refinance at new lower rates. During such periods, the Fund generally will be forced to reinvest the prepayment proceeds at lower rates of return than the Fund expected to earn on the prepaid assets, provided that the Fund is able to identify suitable reinvestment opportunities, which may adversely impact the Fund’s performance.

Investments in Other Pooled Investment Vehicles. Direct or indirect investing in another pooled investment vehicle, such as securitization vehicles that issue asset-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the sub-advisor. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration.

Private Investment Funds Risk. The Fund, as a holder of securities issued by private investment funds, bears its pro rata portion of the private funds’ expenses. These indirect costs may include management fees and performance fees paid to the private investment fund’s advisor or its affiliates. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to shareholders.

Platform Concentration Risk. The Fund anticipates that a substantial portion of its Marketplace Loan investments will have originated from a limited number of platforms.

A concentration in select platforms may subject the Fund to increased dependency and risks associated with those platforms than it would otherwise be subject to if it were more broadly diversified across a greater number of platforms. The Fund may be more susceptible to adverse events affecting such platforms, particularly if such platforms were unable to sustain their current lending models. In addition, many platforms and/or their affiliated entities have incurred operating losses since their inception and may continue to incur net losses in the future. The Fund’s concentration in certain platforms may also expose it to increased risk of default and loss on the Marketplace

Loans in which it invests through such platforms if such platforms have, among other characteristics, lower borrower credit criteria or other minimum eligibility requirements, or have deficient procedures for conducting credit and interest rate analyses as part of their loan origination processes, relative to other platforms.

An investor may become dissatisfied with a platform’s marketplace if a loan underlying its investment is not repaid and it does not receive full payment. As a result, such platform’s reputation may suffer and the platform may lose investor confidence, which could adversely affect investor participation on the platform’s marketplace.

Platform Reliance Risk. The Fund is dependent on the continued success of the platforms that originate the Fund’s Marketplace Lending Instruments and the Fund materially depends on such platforms for loan data and the origination, sourcing and servicing of Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the sub-advisor may be required to seek alternative sources of investments (e.g., Marketplace Loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations.

The Fund may have limited knowledge about the underlying Marketplace Loans in which it invests and will be dependent upon the platform originating such loans for information on the loans. Some investors of Marketplace Lending Instruments, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each Marketplace Loan and borrower. In September 2018, a subsidiary of LendingClub Corporation entered into a Cease-and Desist Order with the SEC requiring the subsidiary, among other things, to take remedial actions to ensure it prevents execution of transactions that present a conflict of interest between LendingClub Corporation and the subsidiary’s clients. While the Fund does not believe these types of conflicts present an ongoing risk to the Fund, they do suggest that platform operations and transactions may not have taken place at arm’s length.

In addition, when the Fund owns fractional loans and certain other Marketplace Lending Instruments, the Fund and its custodian(s) generally will not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce such underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans. Therefore, the Fund will be more dependent on the platform for servicing such fractional loans than in the case in which the Fund owns whole loans.

Each of the platforms from which the Fund purchases Marketplace Lending Instruments retains an independent auditor to conduct audits on a routine basis.

Servicer Risk. The Fund expects that all of its direct and indirect investments in loans originated by marketplace lending platforms will be serviced by a platform or a third-party servicer. However, the Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In the event that the servicer is unable to service the loans, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be re-characterized as secured loans from the Fund to the platform, which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. To the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund.

Funding Bank Risk. Multiple banks may originate loans for marketplace lending platforms. If such a bank were to suspend, limit or cease its operations or a platform’s relationship with a bank were to otherwise terminate, such platform would need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning loan originations to a new funding bank is untested and may result in delays in the issuance of loans or may result in a platform’s inability to facilitate loans. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform may need to obtain a state license in each state in which it operates in order to enable it to originate loans, as well as comply with other state and federal laws, which would be costly and time-consuming. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the platforms that originate the Fund’s Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the sub-advisor may be required to seek alternative sources of investments (e.g., loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.

Regulatory and Other Risks Associated with Platforms and Marketplace Loans. The platforms through which Marketplace Loans are originated are subject to various rules and regulations issued by federal, state and local government authorities. For example, these rules may require extensive disclosure to, and consents from, applicants and borrowers and may impose multiple qualification and licensing obligations on platforms before they may conduct their business. Federal and state consumer protection laws in particular impose requirements and place restrictions on creditors in connection with extensions of credit and collections on personal loans and protection of sensitive customer data obtained in the origination and servicing thereof. A failure to comply with the applicable rules and regulations may, among other things, subject the platform or its related entities to certain registration requirements with government authorities and the payment of any penalties and fines; result in the revocation of their licenses; cause the loan contracts originated by the platform to be voided or otherwise impair the enforcement of such loans; and subject them to potential civil and criminal liability, class action lawsuits and/or administrative enforcement actions. Any of the foregoing could have a material adverse effect on a platform’s financial condition, results of operations or ability to perform its obligations with respect to its lending business or could otherwise result in modifications in the platform’s methods of doing business which could impair the platform’s ability to service Marketplace Loans or collect on Marketplace Loans.

Lender Liability Risk. A number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. If a loan held directly or indirectly by the Fund were found to have been made or serviced under circumstances that give rise to lender liability, the borrower’s obligation to repay that loan could be reduced or eliminated or the Fund’s recovery on that loan could be otherwise impaired, which would adversely impact the value of that loan. In limited cases, courts have subordinated the loans of a senior lender to a borrower to claims of other creditors of the borrower when the senior lender or its agents, such as a loan servicer, is found to have engaged in unfair, inequitable or fraudulent conduct with respect to the other creditors. If a loan held directly or indirectly by the Fund were subject to such subordination, it would be junior in right of payment to other indebtedness of the borrower, which could adversely impact the value of that loan.

Treatment of Marketplace Lending Instruments Purchased by the Fund under Federal Securities Laws Risk. The Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of “securities” issued by the originating platforms under the Securities Act. If the Marketplace Lending Instruments purchased by the Fund, such as whole loans, are deemed to be “securities” under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the Marketplace Lending Instruments that are securities, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an “offering memorandum” that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state.

There is no bright line test to determine whether notes evidencing loans should be deemed “securities” within the purview of the SEC. In general, a determination of whether a note evidencing a loan is a security under the Securities Act is subject to an analysis of the facts and circumstances of the transaction involving the issuance of the notes. To the extent certain Marketplace Lending Instruments, such as whole loans, are not, in the future, deemed to be “securities” under the Securities Act, the Fund would not be able to seek the remedies described above with respect to such instruments.

Risk of Regulation as an Investment Company or an Investment Advisor. If platforms or any related entities are required to register as investment companies under the 1940 Act or as investment advisers under the Advisers Act, their ability to conduct business may be materially adversely affected, which may result in such entities being unable to perform their obligations with respect to their Marketplace Loans, including applicable indemnity, guaranty, repurchasing and servicing obligations, and any contracts entered into by a platform or related entity while in violation of the registration requirements may be voidable.

Limited Operating History of Platforms Risk. Many of the platforms, and marketplace lending in general, are in the early stages of development and have a limited operating history. As a result, there is a lack of significant historical data regarding the performance of Marketplace Loans and the long term outlook of the industry is uncertain. In addition, because Marketplace Loans are originated using a lending method on a platform that has a limited operating history, borrowers may not view or treat their obligations on such loans as having the same significance as loans from traditional lending sources, such as bank loans.

Investments in Platforms Risk. The platforms in which the Fund may invest may have a higher risk profile and be more volatile than companies engaged in lines of business with a longer, established history and such investments should be viewed as longer term investments. The Fund may invest in listed or unlisted equity securities of platforms. Investments in unlisted equity securities, by their nature, generally involve a higher degree of valuation and performance uncertainties and liquidity risks than investments in listed equity securities. The companies of unlisted securities, in comparison to companies of listed securities, may:

●	have shorter operating histories and a smaller market share, rendering them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

●	often operate at a financial loss;

●	be more likely to depend on the management talents and efforts of a small group of persons and the departure of any such persons could have a material adverse impact on the business and prospects of the company; and

●	generally have less predictable operating results and require significant additional capital to support their operations, expansion or competitive position.

The success of a platform is dependent upon payments being made by the borrowers of Marketplace Loans originated by the platform. Any increase in default rates on a platform’s Marketplace Loans could adversely affect the platform’s profitability and, therefore, the Fund’s investments in the platform.

Risks Related to Investments in Receivables or Invoices. The Fund may invest in Marketplace Receivables. In making such investments, the Fund is dependent upon the platforms’ ability to monitor and curtail fraud, including factoring fraud, which involves the falsification of invoice documents. Platforms that originate trade receivables financing loans to corporations usually conduct due diligence but do not always conduct on-site visits to verify that the business exists and is in good standing. In the event of insolvency of any account debtor owing funds on a receivable that the Fund has purchased directly or indirectly, the Fund may only rank as an unsecured creditor. In the case of receivables transferred with recourse, when an account debtor defaults on its obligations to the purchaser of the receivable (such as the Fund, directly or indirectly), the merchant will become obligated to fulfill any remaining invoice amounts owed to the purchaser. In the case of receivables transferred without recourse, the Fund or other direct owner of the receivable will have no such “back-up” obligor in the event of an account debtor default. In either scenario, there is a risk that the party with the payment obligation will fail to make payments timely or at all.

Information Technology Risk. Marketplace Loans are originated and documented in electronic form and there are generally no tangible written documents evidencing such loans or any payments owed thereon. Because the Fund relies on electronic systems maintained by the custodian(s) and the platforms to maintain records and evidence ownership of Marketplace Loans and to service and administer Marketplace Loans (as applicable) it is susceptible to risks associated with such electronic systems. These risks include, among others: power loss, computer systems failures and Internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyberattacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.

In addition, platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Such software may contain errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which a platform relies may result in a negative experience for borrowers who use the platform, delay introductions of new features or enhancements, result in errors or compromise the platform’s ability to protect borrower or investor data or its own intellectual property. Any errors, bugs or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the Marketplace Loans originated by the platform.

The electronic systems on which platforms rely may be subject to cyberattacks that could result, among other things, in data breaches and the release of confidential information and thus expose the platform to significant liability. A security breach could also irreparably damage a platform’s reputation and thus its ability to continue to operate its business. The sub-advisor is also reliant on information technology to facilitate the Marketplace Loan acquisition process. Any failure of such technology could have a material adverse effect on the ability of the sub-advisor to acquire Marketplace Loans and therefore may impact the performance of the Fund. Any delays in receiving the data provided by such technology could also impact, among other things, the valuation of the portfolio of Marketplace Loans.

High Yield Risk. Lower-quality fixed income securities, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price.

Exchange Traded-Note (“ETN”) Risk. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced commodity. The value of the ETN may drop due to a downgrade in the issuer’s credit rating, even if the underlying index remains unchanged. Investments in ETNs are subject to the risks facing income securities in general including the risk that a counterparty will fail to make payments when due or default.

Small and Medium Capitalization Company Risk. The earnings and prospects of small and medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Small and medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Valuation Risk. Many of the Fund’s investments may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund will value such investments in accordance with fair value procedures adopted by the Board of Trustees. Valuation of illiquid investments may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such investments may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund.

Competition for Assets Risk. The current marketplace lending market in which the Fund seeks to participate is competitive and rapidly changing. The Fund may face increasing competition for access to platforms and Marketplace Lending Instruments as the marketplace lending industry continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments and establish more relationships with platforms than the sub-advisor. A platform with which the Fund has entered into an arrangement to purchase Marketplace Lending Instruments may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such platform. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the Fund is limited in its ability to invest in Marketplace Lending Instruments, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in Marketplace Lending Instruments. If the Fund’s access to platforms is limited, it would also be subject to increased concentration and counterparty risk.

The consumer and commercial lending business is highly competitive and Marketplace Loan platforms compete with other Marketplace Loan platforms as well as larger banking, securities and investment banking firms that have substantially greater financial resources. There can be no guarantee that the rapid origination growth experienced by certain platforms in recent periods will continue. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for Marketplace Loans and other Marketplace Lending Instruments with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek Marketplace Loans and investor ability and desire to invest in Marketplace Loans and other Marketplace Lending Instruments.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Management Risk. The sub-advisor’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. The Fund’s portfolio manager and the other officers of the sub-advisor have no experience managing a closed-end fund.

Risk of Adverse Market and Economic Conditions. Marketplace Loan default rates, and marketplace lending generally, may be significantly affected by economic downturns or general economic conditions beyond the control of any borrowers. In particular, default rates on Marketplace Loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on the Marketplace Loans to increase. A substantial increase in default rates, whether due to market and economic conditions or otherwise, could adversely impact the viability of the overall marketplace lending industry.

Geographic Focus Risk. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the marketplace lending-related securities of the Fund relate to loans owed by borrowers resident or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s marketplace lending-related investments in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Marketplace Loans may not have a secondary market and may be difficult to sell.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically are funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Advisor or sub-advisor otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Advisor or sub-advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

Leverage Risk. The Fund may borrow money to make investments in marketplace lending-related securities and may obtain leverage through asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent the Fund borrows or uses investments that have embedded leverage. In addition, because the Fund’s management fee is charged on gross assets, the Advisor has an incentive to cause the Fund to incur additional leverage.

Tax Risk. The treatment of Marketplace Loans and other Marketplace Lending Instruments for tax purposes is uncertain. In addition, changes in tax laws or regulations, or interpretations thereof, in the future could adversely affect the Fund, including its ability to qualify as a regulated investment company, or the participants in the marketplace lending industry. Investors should consult their tax advisors as to the potential tax treatment of shareholders.

The Fund intends to elect to be treated as a regulated investment company for federal income tax purposes. In order to qualify for such treatment, the Fund will need to meet certain organization, income, diversification and distribution tests. The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. However, some issues related to qualification as a regulated investment company are open to interpretation. For example, the Fund intends to primarily invest in whole loans originated by marketplace lending platforms. The Fund intends to treat the borrowers of such loans as the issuers in order to satisfy the diversification requirements to be treated as a regulated investment company. However, if the Internal Revenue Service (“IRS”) were to disagree and successfully assert that the marketplace lending platforms should be viewed as the issuers of the loans, the Fund would not satisfy the regulated investment company diversification tests.

If, for any taxable year, the Fund did not qualify as a regulated investment company (“RIC”) for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level, and possibly state and local income tax, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. As a result of these taxes, NAV per Share and amounts distributed to shareholders may be substantially reduced. Also, in such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate shareholders, and non-corporate shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause a negative impact on Fund returns. In such event, the Fund’s Board of Trustees may determine to recognize such gains or close the Fund or materially change the Fund’s investment objective and strategies.

Distribution Policy Risk. The Fund may make distributions by returning investor principal, which is also known as return of capital. Such distributions are not tied to the Fund’s investment income and capital gains and do not represent yield or investment return in the Fund’s portfolio. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because a return of capital results in less of a shareholder’s assets being invested in the Fund and may, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital. All or a portion of a distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses at least quarterly and net capital gains annually. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Custodians

U.S. Bank, N.A., Millennium Trust Company, LLC, and LendingClub Bank, each a qualified custodian, serve as the Fund’s custodians. See “Management of the Fund.”

FUND EXPENSES

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None

Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.50%
Interest Payments on Borrowed Funds	0.00%
Other Expenses	11.66
Shareholder Servicing Expenses [1]	0.10%
Distribution Fee [1]	0.00%
Loan Servicing Fees	0.16%
Remaining Other Expenses	11.40%
Total Annual Expenses	13.16%
Fee Waiver and Reimbursement [2]	(11.05)%
Total Annual Expenses (after fee waiver and reimbursement)	2.11%

1.	Shareholder Servicing Expenses have been restated to reflect current fees. In accordance with the Fund’s shareholder services plan, the Board of Trustees has authorized the Fund to pay an amount up to 0.10% of its average daily net assets each year for certain shareholder services-related activities. The “Total Annual Expenses” do not correlate to the “Ratio of expenses to average net assets before waivers and reimbursements” figure in the Financial Highlights section of this Prospectus because the Fund accrued shareholder servicing fees in the amount of 0.09% for the fiscal year ended September 30, 2022.
2.	The Advisor and the Fund have entered into an Expense Limitation Agreement under which the Advisor has agreed contractually to waive its fees and to pay or absorb the expenses incurred by the Fund, including, but not limited to, advisory fees of the Advisor (including organizational and offering expenses) but excluding (i) acquired fund fees and expenses; (ii) distribution fees; (iii) loan servicing fees; (iv) brokerage commissions and trading costs; (v) interest (including borrowing costs and overdraft charges); and (vi) extraordinary expenses, such as regulatory inquiry and litigation expenses) (“Fund Operating Expenses”) to the extent that they exceed 1.95% per annum of the Fund’s average daily net assets of the Fund (the “Operating Expense Limit”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio could exceed those amounts. Under certain conditions, the Advisor is entitled to recoup from the Fund any management fees that it waived and/or Fund expenses that it paid under this Agreement for a period of up to three years from the date the fees were waived and/or expenses paid, provided such recoupment can be achieved without causing the total annual Fund Operating Expenses (after the recoupment is taken into account) to exceed (i) the Operating Expense Limit in effect at the time the fees were waived or expenses paid, or (ii) the Operating Expense Limit in place at the time of the recoupment. The Expense Limitation Agreement will remain in effect at least until January 31, 2024, unless and until the Board of Trustees approves its modification or termination. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Advisor. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 43 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you held your shares or redeemed your shares in full at the end of such period. The example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements shown in the table above for the first year only.

1 Year	3 Years	5 Years	10 Years
$21	$271	$481	$873

If shareholders request that repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by U.S. Bank Global Fund Services, currently $15.

The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The following table is intended to help you better understand the financial performance of the Fund since its inception. Certain information reflects financial results for a single Fund share. Total return represents the rate you would have earned (or lost) on an investment in the Fund, assuming reinvestment of all dividends and distributions. The information for the fiscal period from December 31, 2019 (commencement of operations) through September 30, 2020, and the fiscal year ended September 30, 2021, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Cohen & Company, Ltd. (“Cohen”) replaced Deloitte as the Fund’s independent registered public accounting firm for the fiscal year ended September 30, 2022. Cohen’s report, along with the Fund’s financial statements, is included in the annual report, which is available upon request.

For a Share Outstanding Throughout the Fiscal Year or Period

	For the Year Ended September 30, 2022		For the Year Ended September 30, 2021		For the Period December 31, 2019(1) through September 30, 2020
Net Asset Value, Beginning of Period	$9.60		$9.92		$10.00

INCOME (LOSS) FROM INVESTMENT OPERATIONS:
Net investment income(2)	1.06		1.00		0.93
Net realized and unrealized loss on investments	(0.67)		(0.34)		(0.29)
Total Income from Investment Operations	0.39		0.66		0.64

LESS DISTRIBUTIONS:
From net investment income	(1.06)		(0.98)		(0.72)
Total Distributions	(1.06)		(0.98)		(0.72)

Net Asset Value, End of Period	$8.93		$9.60		$9.92

Total Return(3)	4.05%		6.97%		6.57	%(4)

SUPPLEMENTAL DATA AND RATIOS:
Net assets, end of period (in thousands)	$5,254		$4,931		$2,684
Ratio of expenses to average net assets
Before waivers and reimbursements	13.15%		15.84%		32.36	%(5)
Net of waivers and reimbursements	2.11	%(6)	2.32	%(6)	2.41	%(5)(7)
Ratio of net investment income (loss) to average net assets
Before waivers and reimbursements	0.10%		(3.30)%		(17.50	)%(5)
Net of waivers and reimbursements	11.14%		10.22%		12.45	%(5)
Portfolio turnover rate	74%		53%		27	%(4)

(1)	Commenced operations on December 31, 2019.

(2)	Per share net investment income has been calculated using the daily average share method.

(3)	Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all distributions at net asset value during the period and repurchase on the last day of the period at net asset value.
(4)	Not annualized.

(5)	Annualized.

(6)	Includes loan servicing fees of 0.16% and 0.37% for the years ended September 30, 2022 and September 30, 2021, respectively, and tax expenses of less than 0.01% for each year, that are not subject to the Expense Limitation Agreement.
(7)	Includes loan servicing fees of 0.46% that are not subject to the Expense Limitation Agreement.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund’s principal office is located at 36 North New York Avenue, Huntington, NY 11743, and its telephone number is 1-888-910-0412.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares are invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund pays its offering expenses incurred with respect to its continuous offering, less amounts advanced pursuant to the Expense Limitation. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund invests in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate, which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek current income.

The Fund seeks to achieve its investment objective by investing, directly or indirectly, in loans to consumers, small- and mid-sized companies and other borrowers (including loans backed by real estate) originated through online platforms that provide a marketplace for lending (“Marketplace Loans”). The Fund’s investments in Marketplace Loans may be made through a combination of: (i) investing in Marketplace Loans through purchases of whole loans (either individually or in aggregations) originated through a marketplace lending platform (or an affiliate of a marketplace lending platform); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate of a marketplace lending platform) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans; (v) acquiring an equity interest in a marketplace lending platform (or an affiliate of a marketplace lending platform); (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate of a marketplace lending platform), which may be unsecured or hold a first priority security interest; (vii) structured finance origination, specifically the securitization of marketplace lending loans; and (viii) transactions that provide the Fund with investment exposure to Marketplace Loans (i.e. Marketplace Lending credit default swaps to hedge credit risk) (collectively, the “Marketplace Lending Instruments”). The Fund anticipates that its Marketplace Loan investments will originate predominantly from lending platforms based in the United States, a substantial portion of which will be through purchases of whole loans. The Fund’s Marketplace Loan investments may involve a variety of different borrower types for a variety of purposes, including: (i) individual consumers consolidating existing debt or funding large purchases; (ii) small or medium-sized businesses funding working capital such as property, plant, equipment, expansion, receivables or inventory; or (iii) individuals or businesses financing investments in real estate.

The Fund may also invest in Marketplace Lending Instruments in the form of receivables or merchant cash advances that are originated from lending platforms (collectively, “Marketplace Receivables”). Under normal circumstances, the Fund expects to invest between 0% and 25% of its net assets in Marketplace Receivables. Technically, the purchase of Marketplace Receivables is not a loan; rather, it is a commercial agreement pursuant to which the Fund provides a cash advance to a merchant in exchange for the right to receive a portion of (i) funds that the merchant receives from its customers using credit cards (or similar cards) to purchase the merchant’s products and/or services; (ii) funds that the merchant receives from its customers consisting of cash, checks, money orders or other electronic transfers or other forms of payment to purchase the merchant’s products and/or services; (iii) accounts, future accounts, contract rights, choses in action and any other rights to payment; and (iv) insurance proceeds received by the merchant in connection with any of the foregoing, in each case as applicable (collectively, “future receivables”), up to a stated amount. However, notwithstanding this distinction, the Fund’s purchase of Marketplace Receivables is similar in many ways to its purchase of Marketplace Loans and, accordingly, references herein to the Fund’s investments in Marketplace Loans should be read to include Marketplace Receivables, unless the context requires otherwise.

Although the Fund is not permitted to invest in loans that are of subprime quality at the time of investment, Marketplace Lending Instruments are generally not rated by the nationally recognized statistical rating organizations, and an investment in the Fund’s Shares should be considered speculative and involving a high degree of risk. The Fund considers a consumer Marketplace Loan, and other Marketplace Loans to individual borrowers to be of subprime quality if the individual borrower of such loan has a FICO score below 600. The Fund considers a small or medium sized enterprise loan to be of “subprime quality” if the likelihood of repayment on such loan is determined by the sub-advisor based on its due diligence and the credit underwriting policies of the originating platform to be similar to that of consumer loans that are of subprime quality and the guarantor of the loan has a FICO score below 600. The Marketplace Lending Instruments in which the Fund may invest may have varying degrees of credit risk. The Marketplace Loans and Marketplace Lending Instruments are fixed rate instruments.

The Fund intends to invest substantially all of its assets in Marketplace Lending Instruments; however, the Fund may invest up to 20% of its assets in other income-producing securities of any maturity and credit quality, including below investment grade. Below investment grade securities are commonly referred to as “junk” or “high yield” securities and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Such income-producing securities in which the Fund may invest may include, without limitation, corporate debt securities, U.S. government debt securities, short-term debt securities, asset-backed securities, exchange-traded notes, loans other than Marketplace Loans, including secured and unsecured senior loans, and cash and cash equivalents. The Fund does not securitize loans that it acquires or engage in other forms of structured finance origination in the normal course of business. However, the Fund may sell loans to the sponsor of a structured finance vehicle.

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality (except subprime), duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately 2 to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objective and Policies.”

Investment Strategy

The Fund’s sub-advisor uses a proprietary model that evaluates Marketplace Loans available for purchase on various lending platforms. The model scans the available loans and eliminates those loans that it determines have a higher likelihood of default based on the historical loan performance of the loans originated at the specific platform where the new loans are being purchased The sub-advisor further filters the loans based on independent criteria after they have been filtered by each platform’s own independent underwriting and loan grading methodologies. Factors are not weighted but serve as a combined screening device. Updated platform loan performance is reviewed at least quarterly. The sub-advisor then invests the Fund’s assets in those loans which meet the model’s criteria. The sub-advisor’s loan purchase criteria varies based upon each origination platform’s underwriting model; however, generally, loans are filtered based on FICO score, debt-to-income ratios, number of credit inquires, and similar creditworthiness criteria. To not be excluded by the model, the loans must not be in a bottom quantile in model score for projected delinquency rate, when compared with other loans in the same segment with similar interest rate range and term. The percentile cut-off is dependent on the return outlook of the specific segment (e.g. a higher model score cut-off is needed in a below average performing loan segment), as well as available inventory (e.g. loan segments with ample inventory will often have a higher cutoff score). The specific FICO score minimum used by the Fund is 600, but the Fund ensures that the average weighted FICO remains at or above 660 at all times, which is above the minimum FICO required to be a prime borrower. Marketplace Loans primarily consist of prime consumer, small and mid-sized businesses and real estate loans with maturities of five years or less and may be secured or unsecured loans. The Fund’s sub-advisor intends to hold each loan until maturity.

A lending platform is an online marketplace that allows borrowers to request loans by posting listings on the lending platform indicating a requested loan amount. In turn, investors, such as the Fund, have the opportunity to bid on such loan listings and purchase notes from the lending platform relating to the borrower loans in the principal amounts of the respective bids.

Loans may be unsecured obligations of borrowers and have a fixed interest rate set by the lending platform with a loan term currently set at one, three or five years, which the lending platform may change in the future to between three months to seven years. The lending platform sets the interest rates for borrower loans based on its proprietary credit rating system. The lending platform pays the Fund the principal and interest on any note the Fund purchases in an amount equal to its pro rata portion of the principal and interest payments, if any, that the lending platform receives on the corresponding borrower loan, net of servicing fees and other charges.

The sub-advisor may also invest the Fund’s assets in debt securities of any quality (except subprime), duration or maturity. The sub-advisor invests in such securities as an alternative to Marketplace Lending Instruments when it believes that they represent an attractive opportunity for income and risk-adjusted returns. The sub-advisor may sell a debt security when it believes that a Marketplace Loan or another debt security represents a more attractive investment opportunity.

Changes to the Fund’s Investment Policies

The Fund’s investment objective and policies may be changed without shareholder approval unless an objective or policy is identified in the prospectus or in the Statement of Additional Information as “fundamental.”

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the sub-advisor may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The sub-advisor may invest the Fund’s cash balances in any investments it deems appropriate. The sub-advisor expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the sub-advisor and the Fund’s portfolio manager are subjective.

The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that a Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act. In addition, the Fund may be deemed to incur economic leverage embedded in instruments in which it may invest.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the sub-advisor deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the sub-advisor, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify to be treated as qualified dividend income which is taxable to shareholders at reduced federal income tax rate. See “Tax Status” in the Fund’s SAI. However, due to the investment strategies of the Fund, there is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion, if any, of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Investment Philosophy and Process

The sub-advisor believes that the recent and continuing growth of the online and mobile marketplace lending industry has created a relatively untapped and attractive investment opportunity, with the potential for large returns. The sub-advisor seeks to capitalize on this opportunity by participating in the evolution of this industry, which has served as an alternative to, and has begun to take market share from, the more traditional lending operations of large commercial banks. The ability of borrowers to obtain loans through marketplace lending with interest rates that may be lower than those otherwise available to them (or to obtain loans that would otherwise be unavailable to them) has contributed to the significant rise of the use of Marketplace Loans. At the same time, marketplace lending has also enabled investors to purchase or invest in loans with interest rates and credit characteristics that can offer attractive returns.

In selecting the Fund’s Marketplace Loan investments, the sub-advisor employs a bottom-up approach to evaluate the expected returns of loans by loan segment and by platform origination, as well as a top-down approach to seek to identify investment opportunities across the various segments of the marketplace lending industry. In doing so, the sub-advisor conducts an analysis of each segment’s anticipated returns relative to its associated risks, which takes into consideration for each segment duration, scheduled amortization, seniority of the claim of the loan, prepayment terms and prepayment expectations, current coupons and trends in coupon pricing, origination fees, servicing fees and anticipated losses based on historical performance of similar credit instruments. The sub-advisor then seeks to allocate Fund assets to the segments identified as being the most attractive on a risk-adjusted return basis. The interest rates charged on the Marketplace Loans that are expected to be in the Fund’s portfolio are expected to range from 3% to 35%. Higher interest rates reflect higher risks, including a higher risk of default, associated with such investments.

Within each segment, the sub-advisor conducts a platform-specific analysis, as opposed to a loan-specific full re-underwriting analysis, and, as such, the sub-advisor’s investment process does not result in a review of each individual Marketplace Loan to which the Fund has investment exposure. Instead, the sub-advisor generally seeks loans that have originated from platforms that have met the sub-advisor’s minimum requirements related to, among other things, loan default history and overall borrower credit quality. Updated platform loan performance is reviewed at least quarterly. The sub-advisor’s minimum requirement for platform loan origination include: borrowers with FICO scores not in the subprime category; no bankruptcies in the last 18 months, and a maximum debt to income ratio of 50% (including the amount of the loan being applied for). The sub-advisor considers other criteria such as credit history length and inquiries, where there are no hard global limits, but may be important depending on an origination platform’s borrower population. The sub-advisor engages in a thorough and ongoing due diligence process of each platform to assess, among other things, the viability of the platform to sustain its business for the foreseeable future; whether the platform has the appropriate expertise, ability and operational systems to conduct its business; the financial condition and outlook of the platform; and the platform’s ability to manage regulatory, business and operational risk. In addition, the sub-advisor’s due diligence efforts include reviews of the servicing and underwriting functions of a platform (as further described below) and/or funding bank (as applicable), the ability of a platform to attract borrowers and the volume of loan originations, and loan performance relative to model expectations, among other things. In conducting such due diligence, the sub-advisor has access to, and reviews, the platform’s credit models as well.

Moreover, the sub-advisor visits each platform from time to time for on-site reviews of the platform, including discussions with each of the significant business units within the platform.

As part of the foregoing due diligence efforts, the sub-advisor monitors on an ongoing basis (at least quarterly) the underwriting quality of each platform through which it invests in Marketplace Loans, including (i) an analysis of the historical and ongoing “loan tapes” that includes loan underwriting data and actual payment experience for all individual loans originated by the platform since the platform’s inception that are comparable to the loans purchased, or to be purchased, by the Fund, (ii) the reviews of the credit model used in the platform’s underwriting processes, including with respect to the assignment of credit grades by the platform to its Marketplace Loans and the reconciliation of the underlying data used in the model, (iii) an assessment of any issues identified in the underwriting of the Marketplace Loans and the resulting remediation efforts of the platform to address such issues, and (iv) a validation process to confirm that loans purchased by the Fund conform with the terms and conditions of any applicable purchase agreement entered into with the platform.

Although the sub-advisor does not review each individual Marketplace Loan prior to investment in the form of a full re-underwriting, it is able to impose minimum quantitative and qualitative criteria on the loans in which it will invest by limiting the Fund’s loans to the loan segments and platforms selected by the sub-advisor using its proprietary model discussed above. In effect, the sub-advisor adopts the minimum investment criteria inherent in a loan segment or imposed by a platform that it has identified as having the appropriate characteristics for investment. Furthermore, each platform assigns the Marketplace Loans it originates a platform-specific credit grade reflecting the potential risk-adjusted return of the loan based on various factors such as: (i) the term, interest rate and other characteristics of the loans; (ii) the location of the borrowers; (iii) if applicable, the purpose of the loans within the platform; and (iv) the credit and risk profile of the borrowers, including, without limitation (to the extent applicable based on the type of loan), the borrower’s annual income, debt-to-income ratio, credit score, delinquency rate and liens. In purchasing Marketplace Loans from a platform, the Fund provides the applicable platform with instructions as to which platform credit grades are eligible for purchase (or, conversely, which platform credit grades are ineligible for Fund purchase).

The sub-advisor performs an ongoing (at least quarterly) analysis of each of the criteria within a platform’s credit grades to determine historical and predicted prepayment, charge-off, delinquency and recovery rates acceptable to the sub-advisor.

While, under normal circumstances, the sub-advisor does not provide instructions to the platforms as to any individual criterion used to determine platform-specific grades prior to purchasing Marketplace Loans (except as noted below), the sub-advisor does retain the flexibility to provide more specific instructions (e.g., term; interest rate; geographic location of borrower) if the sub-advisor believes that investment circumstances dictate any such further instructions. Specifically, the sub-advisor instructs platforms that the Fund does not purchase any Marketplace Loans that are of “subprime quality” (as determined at the time of investment). Although there is no specific legal or market definition of subprime quality, it is generally understood in the industry to signify that there is a material likelihood that the loan will not be repaid in full. The Fund considers a consumer Marketplace Loan, and other Marketplace Loans to individual borrowers to be of subprime quality if the individual borrower of such loan has a FICO score below 600. The Fund considers an SME loan to be of “subprime quality” if the likelihood of repayment on such loan is determined by the sub-advisor based on its due diligence and the credit underwriting policies of the originating platform to be similar to that of consumer loans that are of subprime quality and the guarantor of the loan has a FICO score below 600. In determining whether an SME loan is of subprime quality, the sub-advisor generally looks to a number of borrower-specific factors, which includes the payment history of the borrower and, as available, financial statements, tax returns and sales data.

The sub-advisor does not invest the Fund’s assets in loans originated by platforms for which the sub-advisor cannot evaluate to its reasonable satisfaction the completeness and accuracy of the individual Marketplace Loan data provided by such platform relevant to determining the existence and valuation of such Marketplace Loans and utilized in the accounting of the loans (i.e., in order to select a platform, the sub-advisor must assess that it believes all relevant loan data for all loans purchased from the platform is included and correct).

The sub-advisor significantly relies on borrower credit information provided by the platforms through which it makes the Fund’s investments. The sub-advisor depends on the applicable platform to collect, verify and provide information to the Fund about each whole loan and borrower. The sub-advisor receives updates of such borrower credit information provided by independent third party service providers to the platforms and will therefore be able to monitor the credit profile of its investments on an ongoing basis.

The sub-advisor invests in Marketplace Loans through the use of a web-based service that provides direct access to platforms and facilitates the loan acquisition process by retrieving for the sub-advisor data such as bidding and listing information. Given the increased reliance on the use of information technology in marketplace lending, the sub-advisor conducts due diligence on the platforms through which it will seek its Marketplace Loan investments, including a review of each platform’s information technology security, fraud protection capabilities and business continuity plan. The sub-advisor generally requires a platform to have, among other things, industry standard data backup protections, including off-site backup datacenters and state of the art data encryption, and appropriate cybersecurity measures. In addition, the sub-advisor has adopted various protections for itself, including a business continuity plan which provides procedures related to the recovery and restoration of its business, particularly with respect to any critical functions and systems of the sub-advisor, following an interruption in service or disaster.

Marketplace Lending

General. Marketplace lending is often referred to as “peer-to-peer” lending, which term originally reflected the initial focus of the industry on individual investors and consumer loan borrowers. In addition, the marketplace lending platforms may retain on their balance sheets a portion of the loan portfolios they originate. In marketplace lending, loans are originated through online platforms that provide a marketplace that matches consumers, small- and mid-sized companies and other borrowers seeking loans with investors willing to provide the funding for such loans. Since its inception, the industry has grown to include substantial involvement of institutional investors. These borrowers may seek such loans for a variety of different purposes, ranging, for example, from loans to fund elective medical procedures to loans for franchise financing. The procedures through which borrowers obtain loans can vary between platforms, and between the types of loans (e.g., consumer versus SME). In the case of consumer platforms, prospective borrowers must disclose or otherwise make available to the platform operator certain financial and other information including, for example, the borrower’s credit score (as determined by a credit reporting agency), income, debt-to-income ratio, credit utilization, employment status, homeownership status, number of existing credit lines, intended use of funds and the number and/or amount of recent payment defaults and delinquencies, certain of which information is then made available to prospective lenders. The borrower must satisfy the minimum eligibility requirements set by the operator. The operator uses the information provided by the borrower (along with other relevant data such as the characteristics of the loan) to assign its own credit rating (in the case of most consumer platforms) and the interest rate for the requested loan. Lenders may select which loans to fund based on such borrower-provided information and platform-assigned credit rating (to the extent available) and the yield to the lender, which is the fixed interest rate assigned by the platform to the loan net of any fees charged by the platform, including servicing fees for screening borrowers for their eligibility, managing the supply and demand of the marketplace, and facilitating payments and debt collection, among other things. A typical servicing fee charged to the lender is 1% of the outstanding loan balance. Operators may also charge borrowers an origination fee, which is typically 1% to 5% of the loan balance. The platforms may set limits as to the maximum dollar amount that may be requested by a borrower (whether through one or multiple loans) and the minimum dollar amount that a lender must provide under each loan. The loans originated through the online consumer lending platforms typically have a fixed term ranging between six months and five years in principal amounts with a minimum (e.g., $1,000) and maximum (e.g., $100,000), and typically amortize through equal monthly payments to their maturity dates. The Fund intends to hold its Marketplace Loan investments until maturity.

The Fund anticipates that its Marketplace Loan investments will originate from lending platforms based in the United States, a substantial portion of which is expected to be whole loans. The Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of “securities” issued by the originating platforms under the Securities Act. A small number of marketplace lending platforms originate a substantial portion of the Marketplace Loans in the United States (in particular, LendingClub Corporation (“LendingClub”) and Prosper Funding LLC (“Prosper”) currently originate the large majority of all U.S. consumer Marketplace Loans). As such, the Fund anticipates that a substantial portion of its Marketplace Loan investments will have originated from one of these platforms. The Fund may purchase more than 25% of the Marketplace Loans from Prosper and LendingClub. Prosper and LendingClub are two of the leading Marketplace Lending platforms in the U.S., based on both time in business and total loan origination volume, and both have well established and refined loan underwriting and servicing practices. The sub-advisor intends to continue to build relationships and enter into agreements with additional platforms. However, if there are not sufficient qualified loan requests through any platform, the Fund may be unable to deploy its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policies that are generally expected to offer lower returns than the Fund’s target returns from investments in Marketplace Loans. The Fund enters into purchase agreements with platforms, which outline, among other things, the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans and the remedies available to the parties. One of the Fund’s custodians receives evidence of a loan’s sale to the Fund through an electronic bill of sale, loan assignment or endorsement. As the owner of a loan, the Fund is enabled to enforce its terms. Although the forms of these agreements are similar to those typically available to all investors, institutional investors such as the Fund (unlike individual retail investors) have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund has greater negotiating power related to termination provisions and custody of the Fund’s account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act, of which the platforms are aware. Pursuant to such agreements, the platform or a third-party servicer typically services the loans, collecting payments and distributing them to the Fund, less any servicing fees, and the servicing entity, unless directed by the Fund, typically makes all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund only invests through platforms that have committed in writing to provide updated loan level data at least as frequently as the Fund computes its NAV, which is daily. The non-bank platforms through which the Marketplace Loans in the Fund’s portfolio are originated have backup servicers in place to service Marketplace Loans in the event that a non-bank platform or third-party servicer ceases or fails to perform the servicing functions, which the Fund expects will mitigate some of the risks associated with a reliance on non-bank platforms or third-party servicers for servicing of the Marketplace Loans. In the United States, a platform may be subject to extensive regulation, oversight and examination at both the federal and state level, and across multiple jurisdictions if it operates its business nationwide. Accordingly, platforms are generally subject to various securities, lending, licensing and consumer protection laws. Most states limit by statute the maximum rate of interest that lenders may charge on consumer loans. A limited number of states also may have interest rate caps for certain commercial loans. The maximum permitted interest rate can vary substantially between states. Some states impose a fixed maximum rate while others link the maximum rate to a floating rate index. However, as described further below, through a partnership with a bank, an operator of a platform may be able to (through existing law and legal interpretations) impose rates that exceed statutory maximum limits. An operator that is subject to state licensing requirements must also comply with any associated recordkeeping, financial reporting, disclosure, minimum net worth, surety bond or similar requirements imposed by state law, must observe any limitations that applicable state laws impose on the business activities or practices of licensed entities (including any limits imposed on permitted rates or fees) and is subject to examination by the applicable state regulators. The federal and state consumer protection laws generally (i) require lenders to provide consumers with specified disclosures regarding the terms of the loans and/or impose substantive restrictions on the terms on which loans are made; (ii) prohibit lenders from discriminating against consumers on the basis of certain protected classes; and (iii) restrict the actions that a lender or debt collector can take to realize on delinquent or defaulted loans. Operators of platforms that are not organized as banks are not subject to direct supervision by federal bank or financial institution regulators such as the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency or the Federal Reserve Bank. However, operators of platforms that have partnered with banks (as described below) may nonetheless agree (at the request of such banks) to comply with certain banking laws not otherwise applicable to the platforms.

Marketplace Loans and Pass-Through Notes. As noted above, the underlying Marketplace Loan origination processes employed by each platform may vary significantly. Under one model employed by certain platforms in the United States, the operator of the platform maintains with a bank a segregated deposit account that has on deposit the amounts to be provided by the lenders with respect to each loan. The principal amount of each loan is then advanced to the borrower by the same or a different bank (the “funding bank”). The platform operator purchases the loan from the funding bank at par promptly after its origination and may resell it directly to an investor under a whole loan purchase program. Institutional investors, such as the Fund, typically invest in whole loans, and therefore acquire the entire beneficial interest in the loans in which they invest, rather than fractional portions of or participations in such loans. Alternatively, the operator of the platform may purchase the loan from the funding bank at par using the funds of multiple lenders on deposit in the segregated deposit account and then issues to each such lender at par a Pass-Through Note of the operator (or an affiliate of the operator) representing the right to receive the lender’s proportionate share of all principal and interest payments received by the operator from the borrower on the loan funded by such lender (net of the platform servicing fees). As a further alternative, certain operators (including most small and medium sized enterprise (SME) lenders) do not engage funding banks but instead extend their loans directly to the borrowers. These lenders similarly may sell the funded loans as whole loans to institutional investors or sell Pass-Through Notes backed by individual loans or engage in other capital market transactions.

The platform operator (or an affiliate thereof) typically services the loans it originates and maintains a separate segregated deposit account into which it deposits all payments received from the obligors on the loans. Upon identification of the proceeds received with respect to a loan and deduction of applicable fees, the platform operator forwards the amounts owed to the lenders or the holders of any related Pass-Through Notes, as applicable.

A platform operator is not obligated to make any payments due on a Marketplace Loan or Pass-Through Note (except to the extent that the operator actually receives payments from the borrower on the related loan). Accordingly, lenders assume all of the credit risk on the loans they fund through a Pass-Through Note or whole loan purchased from a platform operator and are not entitled to recover any deficiency of principal or interest from the platform operator if the underlying borrower defaults on its payments due with respect to a loan. In addition, a platform operator is generally not required to repurchase Marketplace Loans from a lender or purchaser except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower or as may otherwise be negotiated by a purchaser of whole loans. As loan servicer, the platform operator or an affiliated entity typically has the ability to refer any delinquent Marketplace Loan to a collection agency (which may impose additional fees and costs that are often as high, or higher in some cases, as 35% of any recovered amounts). The Fund itself does not directly enter into any arrangements or contracts with the collection agencies (and, accordingly, the Fund does not currently anticipate it would have, under current law and existing interpretations, substantial risk of liability for the actions of such collection agencies). At the same time, the relatively low principal amounts of Marketplace Loans often make it impracticable for the platform operator to commence legal proceedings against defaulting borrowers. Marketplace Loans may be secured (generally in the case of SME loans and real estate-related loans) or unsecured (generally in the case of consumer loans). For example, real estate Marketplace Loans may be secured by a deed of trust, mortgage, security agreement or legal title to real estate.

Generally, the Marketplace Loans in which the Fund intends to invest will fully amortize and will not be interest-only. However, in some sectors (e.g., real estate-related loans), the loans may be interest-only with the principal to be paid at the end of the term.

The documentation for Marketplace Loans is executed electronically. Accordingly, the borrower does not execute a physical loan note and no such note is available for delivery to investors. No Marketplace Loans currently being offered have been registered with the SEC and the only Pass-Through Notes that have been registered with the SEC are those issued by LendingClub and Prosper. In addition, Marketplace Loans are not listed on any securities exchange. Therefore, Marketplace Loans are generally illiquid and the issuers provide no assurances as to the liquidity or value of the loans. An active secondary market for the Marketplace Loans does not currently exist and an active market for the Marketplace Loans may not develop in the future.

As described above, borrowers of Marketplace Loans electronically execute each of the loan documents prepared in connection with the applicable loan, binding the borrower to the terms of the loan, which include the provision that the loan may be transferred to another party. Each platform requires buyers to open an account with the platform in order to purchase loans. The Fund directs one of its qualified custodians to open an account with each platform selected by the Fund. The account is opened in the name of the custodian as custodian for the Fund. When the Fund directs the purchase of a loan, the custodian receives electronically from the platform the loan documents and evidence of the purchase and ownership by the Fund, thereby obtaining custody of the documentation that creates and represents the Fund’s rights in the loan. With respect to all platforms, the custodian receives a daily position and transaction file which it uses to reconcile against the Fund’s investments. The specific loan documents received by the custodian, however, vary by platform. For example, for Marketplace Loans purchased through LendingClub, the custodian receives the promissory note and borrower agreement. For Marketplace Loans purchased through Prosper, the custodian receives the loan documents in text format, borrower registration agreement and borrower promissory note. For Marketplace Receivables, the custodian receives the future receivables sale agreements. For borrower payment dependent notes and platform notes purchased through other platforms, the custodian receives promissory notes.

In addition to the foregoing, for Marketplace Loans purchased through LendingClub, such documentation generally also includes a credit score notice, truth in lending disclosure, notice of privacy practices, terms of use and consent to electronic transactions and disclosures, credit profile authorization, and bank account verification (or equivalents thereof). For Marketplace Loans purchased through Prosper, such documentation generally also includes a consent to doing business electronically, authorization to debit account, and preliminary and final truth and lending disclosure (or equivalents thereof).

The custodian then wires funds to the platform in payment of the loans. The custodian maintains on its books a custodial account for the Fund through which the custodian holds in custody the platform account, the loan/loan documents, and, if applicable, any cash in the platform account including the interest and principal payments received on the loan. The Fund generally does not have access to personally identifiable information about the individual borrowers (e.g., names or similar identifying information) prior to purchasing loans or other Marketplace Lending Instruments, although the custodian has this information for whole loans owned by the Fund (and the Fund and the sub-advisor has established procedures with the custodian designed to prevent the inadvertent communication of personally identifiable borrower information by the custodian to the Fund or the sub-advisor). As transferee of the platform’s ownership rights in the loan, the Fund obtains all of the platform’s ownership rights in the loan and is able to enforce the Fund’s contractual rights against the platform, as well as enforce the servicing agreements, including the right to direct the servicer to enforce the Fund’s rights against the borrower in accordance with the servicer’s servicing policies and the terms of the servicing agreement, as applicable.

Asset-Backed Securities. The Fund also may invest in Marketplace Loans through special purpose vehicles (“SPVs”) established solely for the purpose of holding assets (e.g., commercial loans) and issuing securities (“asset-backed securities”) secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of loans originated by a particular platform. The SPV may enter into a service agreement with the operator or a related entity to ensure continued collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred.

A securitization is the financial practice of pooling various types of debt, such as Marketplace Loans, and selling their related cash flows to investors as securities through vehicles like SPVs. Investors are repaid from the principal and interest cash flows collected from the underlying debt and redistributed through the capital structure of the new financing. The “senior” parts, or tranches, of a securitization receive the first cash flows until their statement amount is collected, and at such time the remaining cash flows are then distributed to the “junior” tranches. Senior parts are sometime “over collateralized” to enhance their quality relative to the other securities. The process of distributing the cash flow to the various tranches is known as a “waterfall.” The most senior tranche is the A, followed by the B tranche, etc. The most junior tranche of all is the equity piece, also known as the Residual or “R.” Senior tranches are less risky because they receive the first cash flows, whereas junior tranches are riskier as their returns are subject to the senior tranches being paid first.

The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes are entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates. In general, the Fund may invest in both rated senior classes of asset-backed securities as well as unrated subordinated (residual) classes of asset-backed securities. The subordinated classes of asset-backed securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.

The value of asset-backed securities, like that of traditional fixed-income securities, typically increases when interest rates fall and decreases when interest rates rise. However, asset-backed securities differ from traditional fixed-income securities because they generally are subject to prepayment based upon prepayments received by the SPV on the loan pool. The price paid by the Fund for such securities, the yield the Fund expects to receive from such securities and the weighted average life of such securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets.

Private Investment Funds. The Fund may invest up to 15% of its assets in private investment funds that invest in Marketplace Loans. Under one such fund structure, the platform operator may form (i) an investment fund that offers partnership interests or similar securities to investors on a private placement basis, and (ii) a subsidiary that acts as the investment fund’s general partner and investment manager. The investment fund then applies its investors’ funds to purchase Marketplace Loans originated on the platform (or portions thereof) from the operator. As an investor in an investment fund, the Fund would hold an indirect interest in a pool of Marketplace Loans and would receive distributions on its interest in accordance with the fund’s governing documents. This structure is intended to create diversification and to reduce operator credit risk for the investors in the investment fund by enabling them to invest indirectly in Marketplace Loans through the private investment fund rather than directly from the operator of the platform. The private investment funds in which the Fund invests will comply with Rule 206(4)-2 under the Advisers Act by providing annual financials that are audited by an independent registered public accountant that is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board (PCAOB).

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund, you should consider carefully the following risks the Fund faces through its direct investments. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

Marketplace Loans and Pass-Through Notes Risk. Marketplace Lending Instruments are generally not rated and constitute a highly risky and speculative investment, similar to an investment in “junk” bonds. There can be no assurance that payments due on underlying Marketplace Loans will be made. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. Accordingly, the platforms and any third-party collection agencies will be limited in their ability to collect on defaulted Marketplace Loans. With respect to Marketplace Loans secured by collateral, there can be no assurance that the liquidation of any such collateral would satisfy a borrower’s obligation in the event of a default under its Marketplace Loan.

Furthermore, Marketplace Loans may not contain any cross-default or similar provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. The effect of this can be to allow other creditors to move more quickly to claim any assets of the borrower. To the extent a Marketplace Loan does not contain a cross-default provision, the loan will not be placed automatically in default upon that borrower’s default on any of the borrower’s other debt obligations, unless there are relevant independent grounds for a default on the loan. In addition, the Marketplace Loan will not be referred to a third-party collection agency for collection because of a borrower’s default on debt obligations other than the Marketplace Loan. If a borrower first defaults on debt obligations other than the Marketplace Loan, the creditors to such other debt obligations may seize the borrower’s assets or pursue other legal action against the borrower, which may adversely impact the ability to recoup any principal and interest payments on the Marketplace Loan if the borrower subsequently defaults on the loan. In addition, an operator of a platform is generally not required to repurchase Marketplace Loans from a lender except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower or as may otherwise be negotiated by the Fund when purchasing whole loans.

Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on a Marketplace Loan after bankruptcy status is declared depends on the borrower’s particular financial situation and the determination of the court. It is possible that the borrower’s liability on the Marketplace Loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured Marketplace Loan, unsecured creditors will receive only a fraction of any amount outstanding on their loan, if anything at all.

As Pass-Through Notes are pass-through obligations of the operators of the lending platforms, and not direct obligations of the borrowers under the underlying Marketplace Loans originated by such platforms, holders of certain Pass-Through Notes are exposed to the credit risk of the operator. An operator that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its Pass-Through Notes even if the borrowers of the underlying Marketplace Loans timely make all payments due from them. In addition, Pass-Through Notes are non-recourse obligations (except to the extent that the operator actually receives payments from the borrower on the loan). Accordingly, lenders assume all of the borrower credit risk on the loans they fund and are not entitled to recover any deficiency of principal or interest from the operator if the borrower defaults on its payments.

There may be a delay between the time the Fund commits to purchase a Pass-Through Note and the issuance of such note and, during such delay, the funds committed to such an investment will not be available for investment in other Marketplace Lending Instruments. Because the funds committed to an investment in Pass-Through Notes do not earn interest until the issuance of the note, the delay in issuance will have the effect of reducing the effective rate of return on the investment.

The global outbreak of COVID-19 caused adverse effects on many companies, sectors, nations, regions and the markets in general, and these effects may continue for an unpredictable duration. The effects of this pandemic may materially impact the value and performance of the Fund, its ability to buy and sell fund investments at appropriate valuations and their ability to achieve its investment objective.

Default Risk. The ability of the Fund to generate income through its Marketplace Lending Instruments is dependent upon payments being made by the borrower underlying such Marketplace Lending Instruments. If a borrower is unable to make its payments on a Marketplace Loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A substantial portion of the Marketplace Loans in which the Fund may invest will not be secured by any collateral, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of the platforms and third party collection agencies, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to obtain the identity of the borrowers in order to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. After a limited period of time following the final maturity date of a Pass-Through Note (typically, a year), platforms may not have any obligation to make late payments to the lenders even if a borrower has submitted such a payment to the platform. In such case, the platform is entitled to such payments submitted by a borrower and the lender will have no right to such payments. In addition, platforms will retain from the funds received from borrowers and otherwise available for payment to lenders any insufficient payment fees and the amounts of any attorneys’ fees or collection fees it, a third party service provider or collection agency may impose in connection with any collection efforts. To the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan.

Marketplace Loans are credit obligations of the borrowers and the terms of certain loans may not restrict the borrowers from incurring additional debt. If a borrower incurs additional debt after obtaining a loan through a platform, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress, insolvency or bankruptcy of the borrower. This circumstance would ultimately impair the ability of that borrower to make payments on its Marketplace Loan and the Fund’s ability to receive the principal and interest payments that it expects to receive on such loan. To the extent borrowers incur other indebtedness that is secured, such as a mortgage, the ability of the secured creditors to exercise remedies against the assets of that borrower may impair the borrower’s ability to repay its Marketplace Loan or it may impair the platform’s ability to collect on the Marketplace Loan upon default. To the extent that a Marketplace Loan is unsecured, borrowers may choose to repay obligations under other indebtedness (such as loans obtained from traditional lending sources) before repaying a loan facilitated through a platform because the borrowers have no collateral at risk. The Fund will not be made aware of any additional debt incurred by a borrower, or whether such debt is secured.

Where a borrower is an individual, if he or she dies while the loan is outstanding, his or her estate may not contain sufficient assets to repay the loan or the executor of the estate may prioritize repayment of other creditors. Numerous other events could impact an individual’s ability or willingness to repay a Marketplace Loan, including divorce or sudden significant expenses.

A platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest. If a platform determines that verifiable identity theft has occurred, it may be required to repurchase the loan or indemnify the Fund. Alternatively, if the platform denies a claim of identity theft, it would not be required to repurchase the loan or indemnify the Fund.

If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s personal liability on its Marketplace Loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

Asset-Backed Securities Risks. Asset-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, asset-backed securities may be particularly sensitive to changes in prevailing interest rates. In addition, the underlying assets are subject to prepayments that shorten the securities’ weighted average maturity and may lower their return. Asset-backed securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying Marketplace Loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk, regulatory risk pertaining to the Fund’s ability to collect on such securities, platform performance risk and liquidity risk.

Risk of Unsecured Loans. Many of the Fund’s investments are associated with loans that are unsecured obligations of borrowers. This means that they are not secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity are typically unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.

Risk of Inadequate Guarantees and/or Collateral of Marketplace Loans. To the extent that the obligations under a Marketplace Loan are guaranteed by a third-party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower to the loan default on its payments. Similarly, to the extent a Marketplace Loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the Marketplace Loan. For example, with respect to real estate-related loans, the real property security for a Marketplace Loan may decline in value, which could result in the loan amount being greater than the property value and therefore increase the likelihood of borrower default. In addition, if it becomes necessary to recover and liquidate any collateral with respect to a secured Marketplace Loan, it may be difficult to sell such collateral and there will likely be associated costs that would reduce the amount of funds otherwise available to offset the payments due under the loan.

If a borrower of a secured Marketplace Loan enters bankruptcy, an automatic stay of all proceedings against such borrower’s property will be granted. This stay will prevent any recovery and liquidation of the collateral securing such loan, unless relief from the stay can be obtained from the bankruptcy court. There is no guarantee that any such relief will be obtained. Significant legal fees and costs may be incurred in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit a sale of collateral free of any lien, to compel receipt of an amount less than the balance due under the Marketplace Loan and to permit the borrower to repay the Marketplace Loan over a term which may be substantially longer than the original term of the loan.

It is possible that the same collateral could secure multiple Marketplace Loans of a borrower. To the extent that collateral secures more than one Marketplace Loan, the liquidation proceeds of such collateral may not be sufficient to cover the payments due on all such loans.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

The Fund is subject to the credit risk of the lending platform with respect to the notes it will purchase from the lending platform to the extent that the lending platform is unable or unwilling to fulfill its contractual obligations with respect to such notes. In addition, the Fund is subject to the credit risk of the issuers of notes issued in connection with peer-to-business loans to the extent that the issuer is unable or unwilling to fulfill their contractual obligations with respect to such notes. If the issuer were to become subject to a bankruptcy or similar proceeding, the recovery, if any, of amounts due to the Fund would be substantially delayed in time and may be substantially less in amount than the principal and interest due and to become due on the loan.

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Interest Rate Risk. Interest rate risk is the risk that debt security prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Securities with longer maturities tend to be more sensitive to interest rates than securities with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity. Current economic conditions may result in rising interest rates, which in turn may result in a decline in the value of the debt security investments held by the Fund. As a result, for the present, interest rate risk may be heightened.

Prepayment Risk. In the event of a prepayment of all or a portion of the remaining unpaid principal amount of a loan to which the Fund has investment exposure, the Fund will receive such prepayment but further interest will cease to accrue on the prepaid portion of the loan after the date of the prepayment. If the Fund buys a security at a premium, the premium could be lost in the event of a prepayment. In periods of falling interest rates, the rate of prepayments (and price fluctuation) tends to increase as borrowers are incentivized to pay off debt and refinance at new lower rates. During such periods, the Fund generally will be forced to reinvest the prepayment proceeds at lower rates of return than the Fund expected to earn on the prepaid assets, provided that the Fund is able to identify suitable reinvestment opportunities, which may adversely impact the Fund’s performance.

Investments in Other Pooled Investment Vehicles. Direct or indirect investing in another pooled investment vehicle, such as securitization vehicles that issue asset-backed securities, exposes the Fund to all of the risks of that vehicle’s investments. The Fund bears its pro rata share of the expenses of any such vehicle, in addition to its own expenses. The values of other pooled investment vehicles are subject to change as the values of their respective component assets fluctuate. To the extent the Fund invests in managed pooled investment vehicles, the performance of the Fund’s investments in such vehicles will be dependent upon the investment and research abilities of persons other than the sub-advisor. The securities offered by such vehicles typically are not registered under the securities laws because they are offered in transactions that are exempt from registration.

Private Investment Funds Risk. The Fund, as a holder of securities issued by private investment funds, bears its pro rata portion of the private funds’ expenses. These indirect costs may include management fees and performance fees paid to the private investment fund’s advisor or its affiliates. These expenses are in addition to the direct expenses of the Fund’s own operations, thereby increasing costs and/or potentially reducing returns to shareholders.

Platform Concentration Risk. The Fund anticipates that a substantial portion of its Marketplace Loan investments will have originated from a limited number of platforms. A concentration in select platforms may subject the Fund to increased dependency and risks associated with those platforms than it would otherwise be subject to if it were more broadly diversified across a greater number of platforms. The Fund may be more susceptible to adverse events affecting such platforms, particularly if such platforms were unable to sustain their current lending models. In addition, many platforms and/or their affiliated entities have incurred operating losses since their inception and may continue to incur net losses in the future. The Fund’s concentration in certain platforms may also expose it to increased risk of default and loss on the Marketplace Loans in which it invests through such platforms if such platforms have, among other characteristics, lower borrower credit criteria or other minimum eligibility requirements, or have deficient procedures for conducting credit and interest rate analyses as part of their loan origination processes, relative to other platforms. In addition, the fewer platforms through which the Fund invests, the greater the risks associated with those platforms changing their arrangements will become. For instance, the platforms may change their underwriting and credit models, borrower acquisition channels and quality of debt collection procedures in ways which may make the loans originated through such platforms unsuitable for investment by the Fund. Moreover, a platform may become involved in a lawsuit, which may adversely impact that platform’s performance and reputation and, in turn, the Fund’s portfolio performance.

An investor may become dissatisfied with a platform’s marketplace if a loan underlying its investment is not repaid and it does not receive full payment. As a result, such platform’s reputation may suffer and the platform may lose investor confidence, which could adversely affect investor participation on the platform’s marketplace.

Platform Reliance Risk. The Fund is dependent on the continued success of the platforms that originate the Fund’s Marketplace Lending Instruments and the Fund materially depends on such platforms for loan data and the origination, sourcing and servicing of Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the sub-advisor may be required to seek alternative sources of investments (e.g., Marketplace Loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations.

The Fund may have limited knowledge about the underlying Marketplace Loans in which it invests and will be dependent upon the platform originating such loans for information on the loans. Some investors of Marketplace Lending Instruments, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each Marketplace Loan and borrower. In September 2018, a subsidiary of LendingClub Corporation entered into a Cease-and Desist Order with the SEC requiring the subsidiary, among other things, to take remedial actions to ensure it prevents execution of transactions that present a conflict of interest between LendingClub Corporation and the subsidiary’s clients. While the Fund does not believe these types of conflicts present an ongoing risk to the Fund, they do suggest that platform operations and transactions may not have taken place at arm’s length.

In addition, when the Fund owns fractional loans and certain other Marketplace Lending Instruments, the Fund and its custodian(s) generally will not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce such underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans. Therefore, the Fund will be more dependent on the platform for servicing such fractional loans than in the case in which the Fund owns whole loans.

Each of the platforms from which the Fund purchases Marketplace Lending Instruments retains an independent auditor to conduct audits on a routine basis.

Servicer Risk. The Fund expects that all of its direct and indirect investments in loans originated by marketplace lending platforms will be serviced by a platform or a third-party servicer. However, the Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In the event that the servicer is unable to service the loans, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be re-characterized as secured loans from the Fund to the platform, which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. To the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund.

Funding Bank Risk. Multiple banks may originate loans for marketplace lending platforms. If such a bank were to suspend, limit or cease its operations or a platform’s relationship with a bank were to otherwise terminate, such platform would need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning loan originations to a new funding bank is untested and may result in delays in the issuance of loans or may result in a platform’s inability to facilitate loans. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform may need to obtain a state license in each state in which it operates in order to enable it to originate loans, as well as comply with other state and federal laws, which would be costly and time-consuming. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the platforms that originate the Fund’s Marketplace Loans. If such platforms were unable or impaired in their ability to operate their lending business, the sub-advisor may be required to seek alternative sources of investments (e.g., loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.

Regulatory and Other Risks Associated with Platforms and Marketplace Loans. The platforms through which Marketplace Loans are originated are subject to various statutes, rules and regulations issued by federal, state and local government authorities. For example, these laws, rules and regulations may require extensive disclosure to, and consents from, applicants and borrowers, impose fair lending requirements upon lenders and platforms and may impose multiple qualification and licensing obligations on platforms before they may conduct their business. Federal and state consumer protection laws in particular impose requirements and place restrictions on creditors and service providers in connection with extensions of credit and collections on personal loans and protection of sensitive customer data obtained in the origination and servicing thereof. Platforms are also subject to laws relating to electronic commerce and transfer of funds in conducting business electronically. A failure to comply with the applicable laws, rules and regulations may, among other things, subject the platform or its related entities to certain registration requirements with government authorities and result in the payment of any penalties and fines; result in the revocation of their licenses; cause the loan contracts originated by the platform to be voided or otherwise impair the enforcement of such loans; and subject them to potential civil and criminal liability, class action lawsuits and/or administrative or regulatory enforcement actions. Any of the foregoing could have a material adverse effect on a platform’s financial condition, results of operations or ability to perform its obligations with respect to its lending business or could otherwise result in modifications in the platform’s methods of doing business which could impair the platform’s ability to originate or service Marketplace Loans or collect on Marketplace Loans.

Marketplace lending industry participants, including platforms, may be subject in certain cases to increased risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Moreover, Marketplace Loans generally are written using standardized documentation. Thus, many borrowers may be similarly situated in so far as the provisions of their respective contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against the platforms and other related entities. However, some borrower agreements contain arbitration provisions that would possibly limit or preclude class action litigation with respect to claims of borrowers.

Each of the platforms through which the Fund may invest may adhere to a novel or different business model, resulting in uncertainty as to the regulatory environment applicable to a particular platform and the Fund. For example, one platform may operate from a particular state to make loans to small- and mid-sized companies across the United States. The platform must comply with that state’s licensing requirements and, if applicable, usury limitations. However, other states could seek to regulate the platform (or the Fund as a lender under the platform) on the basis that loans were made to companies located in such other state. In that case, loans made in that other state could be subject to the maximum interest rate limits, if any, of such jurisdiction, which could limit potential revenue for the Fund. In addition, it could further subject the platform (or the Fund) to such state’s licensing requirements.

Another platform, on the other hand, might follow a different model pursuant to which all loans originated by the platform must be made through a bank. The bank may work jointly with the platform to act as issuer, i.e., the true lender, of the loans sourced through the services of the platform or its website. However, if challenged, courts may instead determine that the platform (or the Fund as a lender under the platform) is the true lender of the loans. In fact, courts have recently applied differing interpretations to the analysis of which party should be deemed the true lender. The resulting uncertainty may increase the possibility of claims brought against the platforms by borrowers seeking to void their loans or seek damages or subject the platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the platform (or the Fund) is deemed to be the true lender in any jurisdiction (whether determined by a regulatory agency or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits of such jurisdiction and existing loans may be unenforceable, or subject to reduction in value or damages and the platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any penalties and fines. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such platforms to terminate their business. In such circumstances, there is likely to be an adverse effect on the Fund’s ability to continue to invest in certain or all Marketplace Loans and other Marketplace Lending Instruments and the Fund’s ability to pursue its investment objective and generate anticipated returns.

If the platforms’ ability to be the assignee and beneficiary of a funding bank’s ability to export the interest rates, and related terms and conditions, permitted under the laws of the state where the bank is located to borrowers in other states was determined to violate applicable lending laws, this could subject the platforms to the interest rate restrictions, and related terms and conditions, of the lending or usury laws of each of the states in which it operates. The result would be a complex patchwork of regulatory restrictions that could materially and negatively impact the platforms’ operations and ability to operate, in which case they may be forced to terminate or significantly alter their business and activities, resulting in a reduction in the volume of loans available for investment for lenders such as the Fund.

Even absent regulations, plaintiffs may seek to successfully challenge the funding bank or other lending models. Recent case law raises questions regarding the viability of the model in which many consumer platforms operate and specifically the ability of investors to charge the same rate as the funding bank after the loan has been sold to investors. The U.S. Court of Appeals for the Second Circuit in May 2015 issued a significant decision interpreting the scope of federal preemption under the National Bank Act (the “NBA”) and held that a non-bank assignee of defaulted and charged off loans originated by a national bank was not entitled to the benefits of NBA preemption as to state law claims of usury if the bank no longer held an interest in the loan. Typically, a national bank may impose rates and fees upon borrowers in any state that are allowed under the state in which the bank is located, preempting conflicting state laws. As a result, a bank may lend nationwide using the rate structure allowed in its own state. The Second Circuit decision found a non-bank debt collector assignee was not entitled to enforce the bank’s contract with the borrower after assignment if the bank no longer retained any ongoing interest in the loan, and the assignee was subject to state law interest rate limitations which in that case, were below what the bank could have imposed. Although binding only in Connecticut, New York and Vermont this decision nonetheless may significantly affect non-bank assignees of loans, including the loan origination practices of certain marketplace lending platforms. At a minimum, non-bank assignees/purchasers of bank loans may face uncertainty as to their ability to rely upon federal preemption of state usury laws. In addition, some marketplace lending platforms purchase loans from state-chartered banks shortly after origination and rely upon federal preemption to exempt the loans from state usury caps. The decision, although directly ruling on purchasers of national bank loans, could be applied by courts considering the scope of federal preemption under the Depository Institutions Deregulation and Monetary Control Act of 1980 (which generally preempts state usury laws in favor of federally insured state-chartered banks) with respect to loans originated by state-chartered banks.

The Second Circuit’s decision appears to be contrary to other federal circuit court decisions and inconsistent with long-standing commercial practice. Nevertheless, as a result of this decision, some lending platforms reconfigured operational aspects of their origination programs so that funding banks continued to receive an ongoing economic interest in loans that are sold by the funding bank. In June 2016, the U.S. Supreme Court declined to hear an appeal of the case, although in a brief to that court, the Solicitor General of the U.S. stated that the Second Circuit decision was incorrectly decided. The case was remanded to the federal district court for consideration of choice of law issues. In February 2017, the district court issued an opinion finding that the law of the state of the borrower (New York) applied, rather than the law of the state where the bank was located (Delaware), however the court dismissed the claims related to usury. The case ultimately settled in early 2019 without further action, so its impact is unclear. The Supreme Court could ultimately disagree with the ruling in a different case. In addition, the holding could be overturned, distinguished or otherwise limited by the subsequent litigation on similar issues in other cases in the Second Circuit. If the decision in this case were applied to marketplace lending, it is possible that certain loans made to borrowers in Connecticut, New York and Vermont by originating banks at interest rates in excess of the local usury ceiling could be in jeopardy if the ruling in this case is applied to them. As a result, if the Fund holds these U.S. loans (directly or indirectly) and litigation is brought to challenge their enforceability on similar grounds as this case, the Fund could suffer losses; large amounts of Marketplace Loans purchased by the Fund (directly or indirectly) could become unenforceable or subject to diminished return or penalties, thereby causing losses for Shareholders. Moreover, if the ruling this case is applied in other jurisdictions, the enforceability of loans made through originating banks at interest rates in excess of a local usury ceiling may also be in jeopardy and the Fund could suffer losses if it holds such loans. However, in May and June 2020, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation issued separate final regulations that incorporate into the regulations providing banks authority to charge interest rates the common law “valid when made” doctrine, which effectively reverses the Second Circuit’s decision. However, each of these regulations is potentially subject to legislative and/or litigation challenges.

In addition, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a creditor to enforce a Marketplace Loan. If a platform or related entity were to go into bankruptcy or become the subject of a similar insolvency proceeding, the platform or related entity may stop performing its services with respect to the Marketplace Loans. For example, if the servicer of the Marketplace Loans is involved in such a proceeding, it may be difficult to find a replacement for such services. A replacement entity may seek additional compensation or revised terms with respect to the obligations of the servicer. The servicer may also have the power, in connection with a bankruptcy or insolvency proceeding and with the approval of the court or the bankruptcy trustee or similar official, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of any affected parties. If the servicer is a debtor in bankruptcy or the subject of an insolvency or similar proceeding, this may limit the ability of affected parties to enforce the obligations of the servicer, to collect any amount owing by the servicer or to terminate and replace the servicer. In addition, the sale of whole loans to the Fund may be found by a bankruptcy court not to have been a true sale, but recharacterized as a secured loan from the Fund to the platform. If such a recharacterization occurs, most platform loan purchase agreements provide that the platform grants a security interest to the Fund in the loans subject to the purchase agreement, but the Fund would incur the resulting uncertainty, costs and delays from having its loans deemed part of the bankruptcy estate of the platform, rather than assets owned outright by the Fund. A bankruptcy court may also reduce the monthly payments due under the related contract or loan and/or change the rate of interest and time of repayment of the indebtedness. Borrowers may delay or suspend making payments on Marketplace Loans because of the uncertainties occasioned by the platform or its related entities becoming subject to a bankruptcy or similar proceeding, even if the borrowers have no legal right to do so. It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on the Marketplace Loans will increase the potential bankruptcy risk to platforms and its related entities.

The regulatory environment applicable to platforms and their related entities may be subject to periodic changes. Any such changes could have an adverse effect on the platforms’ and related entities’ costs and ability to operate. The platforms would likely seek to pass through any increase in costs to lenders such as the Fund. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions generally and marketplace lending in particular also could impact the manner in which the marketplace lending industry conducts its business. In addition, Congress, the states and regulatory agencies could further regulate the consumer credit industry in ways that would make it more difficult to collect payments on Marketplace Loans. The regulatory environment in which financial institutions operate has become increasingly complex and robust, and following the financial crisis that began in 2007, supervisory efforts to apply relevant laws, regulations and policies have become more intense. For example, the U.S. Consumer Financial Protection Bureau (the “CFPB”) has broad investigative and enforcement powers to prohibit or limit unfair and deceptive acts and practices. The CFPB sponsors an online complaint database that includes marketplace loans. Further, in May 2016, the U.S. Treasury Department issued a white paper regarding its review of the online marketplace lending industry. The white paper provided policy recommendations, highlighted the benefits and risks associated with online marketplace lending and set forth certain best practices applicable to established and emerging market participants, among other things. The white paper is part of a multi-stage process led by the U.S. Treasury Department, in consultation with other regulatory agencies, to inform appropriate policy responses. The U.S. Treasury Department’s focus on marketplace lending signifies the increasing spotlight on the industry and could ultimately result in significant and sweeping changes to the current regulatory framework governing marketplace lending. On July 31, 2018, the U.S. Treasury Department released its report on the regulatory landscape for financial technology, which was conceptually supportive of marketplace lending and related financial technology practices. The U.S. Office of the Comptroller of the Currency (the “OCC”) has proposed a new type of national bank charter for “fintech” (financial technology) companies, which could include marketplace lenders. That action is being challenged in court by state banking regulators. In late 2016 and 2017, both the OCC and the U.S. Federal Deposit Insurance Corporation (“FDIC”) published guidance concerning third party lending relationships and specifically addressed managing risks related to marketplace lending programs. In addition, some states, such as California, have requested information from marketplace lenders, and other states, such as Colorado, have engaged in litigation with marketplace lenders and the bank funding model. New York issued a report in July 2018 on online lending calling for additional regulation and licensing. It is anticipated that continued evolution of the regulatory landscape will affect marketplace lending and platform operators.

Risks Associated with Recent Events in the Marketplace Lending Industry. The marketplace lending industry is heavily dependent on investors for liquidity and at times during the recent past, there has been some decreasing interest from institutional investors in purchasing Marketplace Loans (due both to yield and performance considerations as well as reactions to platform and industry events described below), causing some platforms to increase rates. In addition, there is concern that a weakening credit cycle could stress servicing of Marketplace Loans and result in significant losses.

In early 2016, concerns were raised pertaining to certain loan identification practices and other compliance related issues of LendingClub. Those resulted in top management changes at LendingClub and class action lawsuits being filed against LendingClub after its stock precipitously dropped, and as a result, increased volatility in the industry and caused some institutional investors to retrench from purchasing Marketplace Lending Instruments, either from LendingClub specifically or in general with respect to any Marketplace Lending Instruments. LendingClub entered into a settlement with the SEC in September 2018 related to these events. While the industry has stabilized after these events, the occurrence of any additional negative business practices involving a marketplace lending platform, or the inability for marketplace lending platforms to assure investors and other market participants of its ability to conduct business practices acceptable to borrowers and investors, may significantly and adversely impact the platforms and/or the marketplace lending industry as a whole and, therefore, the Fund’s investments in Marketplace Lending Instruments.

There has been increased regulatory scrutiny of the marketplace lending industry, including in white papers issued by the U.S. Department of the Treasury and the OCC and in state investigations into marketplace lending platforms. In addition, an increasing number of lawsuits have been filed in various states alleging that marketplace platforms are the true lenders and not the funding banks. It is possible that litigation or regulatory actions may challenge funding banks’ status as a loan’s true lender, and if successful, platform operators or loan purchasers may become subject to state licensing and other consumer protection laws and requirements. If the platform operators or subsequent assignees of the loans were found to be the true lender of the loans, the loans could be void or voidable or subject to rescission or reduction of principal or interest paid or to be paid in whole or in part or subject to damages or penalties.

Lender Liability Risk. A number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. If a loan held directly or indirectly by the Fund were found to have been made or serviced under circumstances that give rise to lender liability, the borrower’s obligation to repay that loan could be reduced or eliminated or the Fund’s recovery on that loan could be otherwise impaired, which would adversely impact the value of that loan. In limited cases, courts have subordinated the loans of a senior lender to a borrower to claims of other creditors of the borrower when the senior lender or its agents, such as a loan servicer, is found to have engaged in unfair, inequitable or fraudulent conduct with respect to the other creditors. If a loan held directly or indirectly by the Fund were subject to such subordination, it would be junior in right of payment to other indebtedness of the borrower, which could adversely impact the value of that loan.

Treatment of Marketplace Lending Instruments Purchased by the Fund under Federal Securities Laws Risk. The Fund has been advised that it is the current view of the SEC and its Staff that the purchase of whole loans through marketplace lending platforms involves the purchase of “securities” issued by the originating platforms under the Securities Act. If the Marketplace Lending Instruments purchased by the Fund, such as whole loans, are deemed to be “securities” under federal securities law, then the issuers of such instruments are subject to a wide range of obligations and sanctions. At the federal level, the issuer, the underwriter and other individuals in a public offering signing a registration statement are strictly liable for any inaccurate statements in the document. Even though an exemption from registration with the SEC is typically utilized by the issuers of the Marketplace Lending Instruments that are securities, the anti-fraud provisions of the federal securities laws still apply. Avoidance of fraud requires full and fair disclosure of all material facts and the usual method of discharging this disclosure obligation is for the issuer to prepare and distribute a prospectus that has been registered with the SEC or, in a private transaction, an “offering memorandum” that incorporates the same type of information as would be contained in a registration statement. Noncompliance with federal securities laws can involve potentially severe consequences for the issuer and the Fund may recover civil damages from the applicable issuer of a security if the requisite intent can be shown against its directors, managers and/or other responsible persons. Securities regulators can also institute administrative proceedings, suits for injunction and, in the appropriate circumstances, even criminal actions. In addition, there are separate obligations and sanctions under securities laws which exist in each and every state.

There is no bright line test to determine whether notes evidencing loans should be deemed “securities” within the purview of the SEC. In general, a determination of whether a note evidencing a loan is a security under the Securities Act is subject to an analysis of the facts and circumstances of the transaction involving the issuance of the notes. To the extent certain Marketplace Lending Instruments, such as whole loans, are not, in the future, deemed to be “securities” under the Securities Act, the Fund would not be able to seek the remedies described above with respect to such instruments.

Risk of Regulation as an Investment Company or an Investment Advisor. If platforms or any related entities are required to register as investment companies under the 1940 Act or as investment advisers under the Advisers Act, their ability to conduct business may be materially adversely affected, which may result in such entities being unable to perform their obligations with respect to their Marketplace Loans, including applicable indemnity, guaranty, repurchasing and servicing obligations, and any contracts entered into by a platform or related entity while in violation of the registration requirements may be voidable.

Limited Operating History of Platforms Risk. Many of the platforms, and marketplace lending in general, are in the early stages of development and have a limited operating history. As a result, there is a lack of significant historical data regarding the performance of Marketplace Loans and the long term outlook of the industry is uncertain. In addition, because Marketplace Loans are originated using a lending method on a platform that has a limited operating history, borrowers may not view or treat their obligations on such loans as having the same significance as loans from traditional lending sources, such as bank loans.

Investments in Platforms Risk. The platforms in which the Fund may invest may have a higher risk profile and be more volatile than companies engaged in lines of business with a longer, established history and such investments should be viewed as longer term investments. The Fund may invest in listed or unlisted equity securities of platforms or make loans directly to the platforms. Investments in unlisted securities, by their nature, generally involve a higher degree of valuation and performance uncertainties and liquidity risks than investments in listed securities. The companies of unlisted securities, in comparison to companies of listed securities, may:

●	have shorter operating histories and a smaller market share, rendering them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

●	often operate at a financial loss;

●	be more likely to depend on the management talents and efforts of a small group of persons and the departure of any such persons could have a material adverse impact on the business and prospects of the company; and

●	generally have less predictable operating results and require significant additional capital to support their operations, expansion or competitive position. The success of a platform is dependent upon payments being made by the borrowers of Marketplace Loans originated by the platform. Any increase in default rates on a platform’s Marketplace Loans could adversely affect the platform’s profitability and, therefore, the Fund’s investments in the platform.

Risks Related to Investments in Receivables or Invoices. The Fund may invest in Marketplace Receivables. In making such investments, the Fund is dependent upon the platforms’ ability to monitor and curtail fraud, including factoring fraud, which involves the falsification of invoice documents. False invoices can easily be created online to appear as if they have been issued by legitimate debtors or as if the invoiced amounts are higher than they actually are. Platforms that originate trade receivables financing loans to corporations usually conduct due diligence but do not always conduct on-site visits to verify that the business exists and is in good standing. For this reason, the risk of fraud may be greater with corporate trade receivables. Typically, a platform seeks to validate that the account debtor has received the goods or services for which it has been invoiced and is willing to pay the merchant before making the receivables available for investment, although this may not always be the case. There can be no assurance, however, that the account debtor will not subsequently dispute the quality or price of the goods or services and withhold payments. Fraud, delays or write-offs associated with such disputes could directly impact the profitability of the Fund’s investments in alternative lending-related securities with exposure to trade receivables. In the event of insolvency of any account debtor owing funds on a receivable that the Fund has purchased directly or indirectly, the Fund may only rank as an unsecured creditor. In the case of receivables transferred with recourse, when an account debtor defaults on its obligations to the purchaser of the receivable (such as the Fund, directly or indirectly), the merchant becomes obligated to fulfill any remaining invoice amounts owed to the purchaser. In the case of receivables transferred without recourse, the Fund or other direct owner of the receivable has no such “back-up” obligor in the event of an account debtor default. In either scenario, there is a risk that the party with the payment obligation will fail to make payments timely or at all.

Information Technology Risk. Marketplace Loans are originated and documented in electronic form and there are generally no tangible written documents evidencing such loans or any payments owed thereon. Because the Fund relies on electronic systems maintained by the custodian and the platforms to maintain records and evidence ownership of Marketplace Loans and to service and administer Marketplace Loans (as applicable) it is susceptible to risks associated with such electronic systems. These risks include, among others: power loss, computer systems failures and Internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyberattacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.

In addition, platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Such software may contain errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which a platform relies may result in a negative experience for borrowers who use the platform, delay introductions of new features or enhancements, result in errors or compromise the platform’s ability to protect borrower or investor data or its own intellectual property. Any errors, bugs or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the Marketplace Loans originated by the platform.

The electronic systems on which platforms rely may be subject to cyberattacks that could result, among other things, in data breaches and the release of confidential information and thus expose the platform to significant liability. A security breach could also irreparably damage a platform’s reputation and thus its ability to continue to operate its business.

The sub-advisor is also reliant on information technology to facilitate the Marketplace Loan acquisition process. Any failure of such technology could have a material adverse effect on the ability of the sub-advisor to acquire Marketplace Loans and therefore may impact the performance of the Fund. Any delays in receiving the data provided by such technology could also impact, among other things, the valuation of the portfolio of Marketplace Loans.

High Yield Risk. Lower-quality fixed income securities, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal (credit quality risk). If that happens, the value of the bond may decrease, and the Fund’s share price may decrease and its income distribution may be reduced. An economic downturn or period of rising interest rates (interest rate risk) could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds (liquidity risk). Such securities may also include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price and junk bonds are considered speculative.

Exchange Traded-Note (“ETN”) Risk. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying commodities markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced commodity. The value of the ETN may drop due to a downgrade in the issuer’s credit rating, even if the underlying index remains unchanged. Investments in ETNs are subject to the risks facing income securities in general including the risk that a counterparty will fail to make payments when due or default.

Small and Medium Capitalization Company Risk. The stocks of small and medium capitalization companies involve substantial risk. These companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. Stocks of these companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

Valuation Risk. Many of the Fund’s investments may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund values such investments in accordance with fair value procedures adopted by the Board of Trustees. Valuation of illiquid investments may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such investments may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund.

Competition for Assets Risk. The current marketplace lending market in which the Fund seeks to participate is competitive and rapidly changing. The Fund may face increasing competition for access to platforms and Marketplace Lending Instruments as marketplace lending continues to evolve. The Fund may face competition from other institutional lenders such as pooled investment vehicles and commercial banks that are substantially larger and have considerably greater financial and other resources than the Fund. These potential competitors may have higher risk tolerances or different risk assessments than the Fund, which could allow them to consider a wider variety of investments and establish more relationships with platforms than the sub-advisor. A platform with which the Fund has entered into an arrangement to purchase Marketplace Lending Instruments may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such platform. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the

Fund is limited in its ability to invest in Marketplace Lending Instruments, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than otherwise may be available through investments in Marketplace Lending Instruments. If the Fund’s access to platforms is limited, it would also be subject to increased concentration and counterparty risk.

The consumer and commercial lending business is highly competitive and Marketplace Loan platforms compete with other Marketplace Loan platforms as well as larger banking, securities and investment banking firms that have substantially greater financial resources. There can be no guarantee that the rapid origination growth experienced by certain platforms in recent periods will continue. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for Marketplace Loans and other Marketplace Lending Instruments with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek Marketplace Loans and investor ability and desire to invest in Marketplace Loans and other Marketplace Lending Instruments.

Market Risk. Overall market risks may also affect the value of the Fund. The market values of securities or other investments owned by the Fund will go up or down, sometimes rapidly or unpredictably. Factors such as economic growth and market conditions, interest rate levels, exchange rates and political events affect the securities markets. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments. Unexpected local, regional or global events and their aftermath, such as war; acts of terrorism; financial, political or social disruptions; natural, environmental or man-made disasters; climate-change and climate-related events, the spread of infectious illnesses or other public health issues; recessions and depressions; or other tragedies, catastrophes and events could have a significant impact on the Fund and its investments and could result in increased premiums or discounts to the Fund’s NAV and may impair market liquidity, thereby increasing liquidity risk. Such events can cause investor fear and panic, which can adversely affect the economies of many companies, sectors, nations, regions and the market in general, in ways that cannot necessarily be foreseen. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. In times of severe market disruptions you could lose your entire investment.

The novel coronavirus (COVID-19) global pandemic and the aggressive responses taken by many governments, including closing borders, restricting international and domestic travel, and the imposition of prolonged quarantines or similar restrictions, as well as the forced or voluntary closure of, or operational changes to, many retail and other businesses, had negative impacts, and in many cases severe negative impacts, on markets worldwide. It is not known how long such impacts, or any future impacts of other significant events described above, will or would last, but there could be a prolonged period of global economic slowdown, which may impact your Fund investment. Therefore, the Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates can have the same impact on all types of securities and instruments. In times of severe market disruptions you could lose your entire investment.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities in which it invests. The sub-advisor’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the sub-advisor’s judgments about the potential performance of Marketplace Lending Instruments may also prove incorrect and may not produce the desired results. The Fund’s portfolio manager and the other officers of the sub-advisor have no experience managing a closed-end fund.

Risk of Adverse Market and Economic Conditions. Marketplace Loan default rates, and marketplace lending generally, may be significantly affected by economic downturns or general economic conditions beyond the control of any borrowers. In particular, default rates on Marketplace Loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on the Marketplace Loans to increase. A substantial increase in default rates, whether due to market and economic conditions or otherwise, could adversely impact the viability of the overall marketplace lending industry.

Geographic Focus Risk. A geographic focus in a particular region may expose the Fund to an increased risk of loss due to risks associated with that region. Certain regions from time to time will experience weaker economic conditions than others and, consequently, will likely experience higher rates of delinquency and loss than on similar investments across the geographic regions to which the Fund is exposed. In the event that a significant portion of the marketplace lending-related securities of the Fund relate to loans owed by borrowers residing or operating in certain specific geographic regions, any localized economic conditions, weather events, natural or man-made disasters or other factors affecting those regions in particular could increase delinquency and defaults on the assets to which the Fund is exposed and could negatively impact Fund performance. Further, any focus of the Fund’s marketplace lending-related investments in one or more regions would have a disproportionate effect on the Fund if governmental authorities in any such region took action against any of the participants in the alternative lending industry doing business in that region.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Marketplace Loans may not have a secondary market and may be difficult to sell.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the sub-advisor otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The sub-advisor may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares tends to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

Leverage Risk. The Fund may obtain financing to make investments in marketplace lending-related securities and may obtain leverage through asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent the Fund borrows or uses investments that have embedded leverage. In addition, because the Fund’s management fee is charged on gross assets, the Advisor has an incentive to cause the Fund to incur additional leverage.

Tax Risk. The treatment of Marketplace Loans and other Marketplace Lending Instruments for tax purposes is uncertain. In addition, changes in tax laws or regulations, or interpretations thereof, in the future could adversely affect the Fund, including its ability to qualify as a regulated investment company, or the participants in the marketplace lending industry. Investors should consult their tax advisors as to the potential tax treatment of shareholders.

The Fund intends to elect to be treated as a regulated investment company for federal income tax purposes. In order to qualify for such treatment, the Fund needs to meet certain organization, income, diversification and distribution tests. The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. However, some issues related to qualification as a regulated investment company are open to interpretation. For example, the Fund intends to primarily invest in whole loans originated by marketplace lending platforms. The Fund intends to treat the borrowers of such loans as the issuers in order to satisfy the diversification requirements to be treated as a regulated investment company. However, if the IRS were to disagree and successfully assert that the marketplace lending platforms should be viewed as the issuer of the loans, the Fund would not satisfy the regulated investment company diversification tests.

If, for any taxable year, the Fund did not qualify as a regulated investment company for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level, and possibly state and local income tax, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. As a result of these taxes, NAV per Share and amounts distributed to shareholders may be substantially reduced. Also, in such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends received deduction available to corporate shareholders, and non-corporate shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a RIC, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause a negative impact on Fund returns. In such event, the Board of Trustees may determine to recognize such gains or close the Fund or materially change the Fund’s investment objective and strategies.

Distribution Policy Risk. The Fund may make distributions by returning investor principal, which is also known as return of capital. Such distributions are not tied to the Fund’s investment income and capital gains and do not represent yield or investment return in the Fund’s portfolio. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because a return of capital results in less of a shareholder’s assets being invested in the Fund and may, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the initial distribution may consist principally of a return of capital. All or a portion of a distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Cybersecurity

The computer systems, networks and devices used by the Fund and its service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Fund and its service providers, systems, networks, or devices potentially can be breached. The Fund and its shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Fund’s business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate their NAV; impediments to trading; the inability of the Fund’s, the Advisor, sub-advisor, and other service providers to transact business;

violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Fund invests; counterparties with which the Fund’s engage in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Fund’s shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the sub-advisor. The Board of Trustees is comprised of three trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment advisor. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board of Trustees, are set forth under “Management” in the SAI.

Investment Advisor

AlphaCentric Advisors LLC (“AlphaCentric” or “Advisor”), a New York limited liability company located at 53 Palmeras St. Suite 601, San Juan, PR 00901, serves as advisor to the Fund. The Advisor was formed February 2014. Management of investment companies, including the Fund, is its primary business. Under the terms of the Management Agreement, the Advisor oversees the day-to-day investment decisions for the Fund and continuously reviews, supervises and administers the Fund’s investment program.

Under the general supervision of the Board of Trustees, the Advisor carries out the investment and reinvestment of the net assets of the Fund, continuously furnishes an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Advisor supervises and provides oversight of the Fund’s service providers. The Advisor furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Advisor compensates all Advisor personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Advisor as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.50% of the average daily net assets of the Fund. The Advisor may employ research services and service providers to assist in the Advisor’s market analysis and investment selection. During the fiscal year ended September 30, 2022, the Advisor received from the Fund advisory fees, after waivers, equal to 0.00% of the Fund’s average daily net assets.

A discussion regarding the basis for the Board of Trustees’ renewal of the Fund’s Management Agreement is included in the Fund’s semi-annual report to shareholders for the fiscal period ended March 31, 2022.

The Advisor and the Fund have entered into an Expense Limitation Agreement under which the Advisor has agreed contractually to waive its fees and to pay or absorb the expenses incurred by the Fund, including but not limited to, the advisory fees of the Advisor (including organizational and offering expenses) but excluding (i) acquired fund fees and expenses; (ii) distribution fees; (iii) loan servicing fees; (iv) brokerage commissions and trading costs; (v) interest (including borrowing costs and overdraft charges); and (vi) extraordinary expenses, such as regulatory inquiry and litigation expenses) (“Fund Operating Expenses”) to the extent that they exceed 1.95% per annum of the Fund’s average daily net assets of the Fund (the “Operating Expense Limit”). If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio could exceed those amounts. Under certain conditions, the Advisor is entitled to recoup from the Fund any management fees that it waived and/or Fund expenses that it paid under this Agreement for a period of up to three years from the date the fees were waived and/or expenses paid, provided such recoupment can be achieved without causing the total annual Fund Operating Expenses (after the recoupment is taken into account) to exceed (i) the Operating Expense Limit in effect at the time the fees were waived or expenses paid, or (ii) the Operating Expense Limit in place at the time of the recoupment. The Expense Limitation Agreement will remain in effect at least until January 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board of Trustees on 60 days’ written notice to the Advisor. After January 31, 2024, the Expense Limitation Agreement may be renewed at the Advisor’s and Board of Trustees’ discretion.

Exclusion of Advisor from Commodity Pool Operator Definition

With respect to the Fund, the Advisor has claimed an exclusion from the definition of “commodity pool operator” (“CPO”) under the Commodity Exchange Act (“CEA” and the rules of the U.S. Commodity Futures Trading Commission (the “CFTC”) and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, with respect to the Fund, the Advisor is relying upon a related exclusion from the definition of commodity trading advisor under the CEA and the rules of the CFTC. The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its investments in commodity futures, commodity options and swaps, which in turn include non-deliverable currency forward contracts, as further described in the Fund’s SAI. Because the Advisor and the Fund intend to comply with the terms of the CPO exclusion, the Fund may, in the future, need to adjust its investment strategies, consistent with its investment objective, to limit its investments in these types of instruments. The Fund is not intended as a vehicle for trading in the commodity futures, commodity options, or swaps markets. The CFTC has neither reviewed nor approved the Advisor’s reliance on these exclusions, or the Fund, their investment strategies or this prospectus.

Investment Sub-Advisor

Prime Meridian Capital Management, LLC (“Prime Meridian” or “Sub-Advisor”), a Nevada limited liability company located at 2121 N. California Blvd, Suite 830, Walnut Creek, CA 94596, serves as sub-advisor to the Fund. Prime Meridian was formed on March 12, 2012 and provides specialty investment management services to clients seeking short-duration, high-yield loan portfolios in the Marketplace Lending industry. Under the general supervision of the Board of Trustees and the Advisor, the Sub-Advisor is responsible for the day-to-day management of the Fund’s investment portfolio. The Sub-Advisor is paid by the Advisor, not the Fund.

Portfolio Manager

Don Davis serves as the Fund’s portfolio manager and is primarily responsible for the day-to-day management of the Fund’s portfolio. Mr. Davis has been a Principal and Portfolio Manager of Prime Meridian since 2012. As a seasoned industry veteran and skilled portfolio manager, Mr. Davis applies his knowledge, conservative management principles, and hands on expertise to the day-to-day management of private funds advised by Prime Meridian. Mr. Davis has also been a principal of Novus Investments, LLC (“Novus”), a boutique alternative investment management firm since 2004, and was previously the #1 ranked futures trader in the U.S. for performance over both a 5 and a 7-year period. Mr. Davis is also a recognized speaker in the marketplace lending institutional investing space recently featured at: Bloomberg, LendIt, Wall Street Journal, China Credit Conference, American Bankers Association, Forbes, IMN, and LendAcademy.

The SAI provides additional information about the Fund’s portfolio manager’s compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

U.S. Bank Global Fund Services (“USBGFS”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as administrator, accounting agent, and transfer agent.

Custodians

Millennium Trust Company, LLC, with principal offices at 2001 Spring Road, Oak Brook, IL 60523 and U.S. Bank, N.A., with principal offices at 1555 N Rivercenter Dr, Suite 302, Milwaukee, WI 53212, serve as custodians for the securities and cash of the Fund’s portfolio. Effective October 29, 2021, LendingClub Bank, with principal offices at 595 Market Street, Suite 200, San Francisco, CA 94105, serves as custodian for the Fund’s cash maintained in transactional operating accounts on the LendingClub platform. Under each Custody Agreement, the respective custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties. These custodians receive electronically from the selling platform the Marketplace Loan documents and evidence of the purchase and ownership by the Fund, thereby obtaining custody of the documentation that creates and represents the Fund’s rights in the loan.

Fund Expenses

The Advisor is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Advisor is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

USBGFS is obligated to pay expenses associated with providing the services contemplated by its Fund Administration Servicing Agreement, Transfer Agent Servicing Agreement, and Fund Accounting Servicing Agreement with the Fund, including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodians and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund were recorded as a reduction of capital of the Fund attributable to the shares.

The Board of Trustees has authorized the Fund to pay an amount up to 0.10% of its average daily net assets each year for certain shareholder services-related activities.

The Management Agreement authorizes the Advisor to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote. In addition, a large repurchase of shares held by a controlling shareholder could, under certain circumstances, significantly reduce the asset size of the Fund, which may adversely affect the Fund’s investment flexibility and expense ratio.

DETERMINATION OF NET ASSET VALUE

The net asset value (“NAV”) of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (normally, 4:00 p.m., Eastern Time). Each share is offered at NAV. During the continuous offering, the price of the shares increases or decreases on a daily basis according to the NAV of the shares.

The Board of Trustees has adopted Valuation Procedures pursuant to which the Fund values its investments (the “Valuation Procedures”) to ensure investments are valued in a manner consistent with accounting principles generally accepted in the United States of America (“GAAP”) as required by the 1940 Act. The Board of Trustees has designated the Advisor as the Valuation Designee for implementing the Valuation Procedures, including the responsibility for determining the fair value of the Fund’s securities or other assets for which market quotations are not readily available. To carry out the operational day-to-day pricing obligations for the Fund, the Board has also delegated certain responsibilities to USBGFS. USBGFS obtains market quotations for securities and other assets held by the Fund where such quotations are readily available, and combines such market prices with the fair value prices of the Fund’s other securities and assets, and computes the NAV of the Fund by dividing the resulting value of the Fund’s assets (less any liabilities) by the total number of shares of the Fund outstanding. USBGFS shall employ, at the Fund’s expense, as applicable, independent pricing agents of the type commonly used in the investment company industry.

In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by the Advisor. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Advisor believes to be reliable. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

The vast majority of the Fund’s holdings will be in Marketplace Lending Instruments for which market quotations are not readily available. The Fund’s securities or other investment assets for which market quotations are not readily available are valued at their fair value, as determined in good faith by the Advisor in accordance with the Valuation Procedures. Pursuant to the Fund’s policies and procedures, the Fund’s holdings in whole loans, securitizations and certain other types of Marketplace Lending Instruments are fair valued based on prices provided by a third-party pricing service. The Valuation Procedures also permit the Board of Trustees and the Fund to rely on the services of a third-party valuation agent and its methodologies for determining the fair value of the Fund’s Marketplace Loan holdings.

The Fund accounts for whole and fractional loans at the individual loan level for valuation purposes, and whole loans and fractional loans are fair valued using inputs that take into account borrower-level data that is updated as often as the NAV is calculated to reflect new information regarding the borrower and loan. Such borrower-level data includes the borrower’s payment history, including the payment, principal and interest amounts of each loan and the current status of each loan, which allows the Advisor to determine, among other things, the historical prepayment rate, charge-off rate, delinquency and performance with respect to such borrower/loan.

Similarly, the Fund accounts for Marketplace Receivables at the individual receivable level for valuation purposes, and Marketplace Receivables are fair valued using inputs that take into account data at the account debtor level that is updated as often as the Fund’s NAV is calculated to reflect new information regarding the account debtor and receivable. Such obligor-level data will include the account debtor’s payment history, including the ratio of actual payments relative to original expected payments, timing of actual payments relative to original expectations, and other data related to the creditworthiness of the account debtor, which will allow the Advisor to determine, among other things, the magnitude of expected remaining cash flows that will be receivable (adjusted for risk of non-payment) relative to contractual cashflows, and the expected timing of payment with respect to such account debtor/Marketplace Receivable.

The Fund, in accordance with the investment limitations approved by the Board of Trustees, limits its investments in Marketplace Loans to loans originated by platforms that provide the Fund with a written commitment to deliver or cause to be delivered individual loan-level data on an ongoing basis throughout the life of each individual loan that is updated periodically as often as the NAV is calculated to reflect new information regarding the borrower or loan.

The Fund does not invest in loans originated by platforms for which the Sub-Advisor cannot evaluate to its satisfaction the completeness and accuracy of the individual Marketplace Loan data provided by such platforms relevant to determining the existence and valuation of such Marketplace Loans and utilized in the accounting of the loans.

There is no single standard for determining fair value of a security. Rather, fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated NAV of Fund assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Advisor, acting pursuant to the Valuation Procedures implemented by the Board of Trustees, shall take into account applicable statutory and regulatory requirements and guidance and the relevant factors and surrounding circumstances applicable to the specific security, which may include, among other things: (i) the nature and pricing history (if any) of the security; (ii) whether any dealer quotations for the security are available; (iii) possible valuation methodologies that could be used to determine the fair value of the security; (iv) the recommendation of the Advisor/Sub-Advisor with respect to the valuation of the security; (v) whether the same or similar securities are held by other funds managed by the relevant Advisor/Sub-Advisor and the methodologies used to value comparable or similar securities in those funds; (vi) the extent to which the fair value determination will be based on data or formulae produced by third parties independent of the applicable Advisor/Sub-Advisor; (vii) the liquidity or illiquidity of the market for the security; (viii) the existence of merger proposals, tender offers or other types of “exit” events for shareholders of the security’s issuer; (ix) court action or governmental intervention with respect to a security or its issuer; and (x) price changes of a relevant market index that serves as a reasonable proxy instrument for the fair valued security.

The Advisor provides the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. The Board reviews any securities valued by the Advisor in accordance with the Fund’s Valuation Procedures.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on one or more securities exchanges (including the NASDAQ) are valued, except as indicated below, at the last quoted sale price on the principal exchange on which security is traded as determined by the relevant pricing agent or, in the absence of a sale, at the mean between the current bid and ask prices on such exchange. If a security is traded or dealt in on more than one exchange, or on one or more exchange and in the over-the-counter market, quotations from the exchange on which the security is primarily traded shall be used.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Advisor or Sub-Advisor to be over-the-counter, generally shall be valued at the last sale price or, in the absence of a sale, at the mean between the current bid and ask price on such over-the-counter market.. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations from the exchange on which the security is primarily traded.

Debt securities not traded on an exchange may be valued at prices supplied by the relevant pricing agent(s) based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Absent special circumstances, valuations for a specific type of instrument will all be made through the same pricing agent.

Investment company shares, which include open-end funds, hedge funds or other unregistered investment companies, that are not traded on a securities exchange will be valued at the NAV per share reported by the investment company on each business day, as of immediately prior to the time at which the Fund’s NAV is calculated.

Money market-type instruments that have a remaining maturity of 60 days or less may be valued at amortized cost (purchase price or last valuation, as applicable, adjusted for accretion of discount or amortization of premium), unless the Advisor believes another valuation is more appropriate. Municipal daily or weekly variable rate demand instruments may be priced at par plus accrued interest.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Sub-Advisor has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures generally require that the Sub-Advisor distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order) and seek best execution for securities transactions executed on the Fund’s behalf.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders are notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline are repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase are made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and no more than 42 days) before each Repurchase Request Deadline, the Fund sends to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification contains information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also includes detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also sets forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares is at the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-888-910-0412 to learn the NAV. The notice of the repurchase offer also provides information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline are repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer is made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of liquid assets available through a line of credit, if any, and assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers are typically funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Advisor or Sub-Advisor otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Advisor and Sub-Advisor intend to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares tends to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund intends to make a dividend distribution at least each quarter to its shareholders of the net investment income of the Fund after payment of Fund operating expenses. The Fund may establish a predetermined dividend rate, which may be modified by the Board from time to time. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year includes any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by USBGFS(the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at AlphaCentric Prime Meridian Income Fund c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent maintains all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent holds shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund issues certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Agent administers the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Dividends does not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Agent at AlphaCentric Prime Meridian Income Fund c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin 53202. Certain transactions can be performed by calling the toll free number 1-888-910-0412.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses at least quarterly and net capital gains annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Because the income of the Fund primarily is derived from investments earning interest rather than dividend income, none or only a small portion of the income dividends paid are anticipated to be eligible for the corporate dividend-received deduction or to be treated as qualified dividend income taxable to noncorporate shareholders at reduced federal income tax rates. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund informs its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on May 16, 2016. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”), as may be amended from time to time, provides that the Board of Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Board of Trustees have authorized an unlimited number of shares. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. Each share of the Fund represents an equal proportionate interest in the assets of the Fund with each other share in the Fund.

Holders of shares will be entitled to the payment of dividends when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of dividends to the holders of shares.

Each share, including fractional shares, shall be entitled to one vote, and a fractional vote for fractional shares, as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally does not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent maintains an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. USBGFS, will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Fund shares that have been authorized and are outstanding as of December 31, 2022:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Shares of Beneficial Interest	25,000,000	None	595,134

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

Foreside Fund Services, LLC, an affiliate of Foreside Financial Group, LLC dba ACA Group (“the Distributor”), located at Three Canal Plaza, Portland, ME 04101, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best -efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415, the Fund intends to offer to sell its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Under the Shareholder Services Plan, the Fund may pay a monthly shareholder servicing fee equal to an annual rate of up to 0.25% of the average daily net assets of the Fund. The Board has authorized implementation of such plan in an amount equal to 0.10% of the average daily net assets of the Fund.

The Advisor and Sub-Advisor or an affiliate, in the Advisor’s or Sub-Advisor’s discretion and from their own resources (which may include the Advisor’s or Sub-Advisor’s legitimate profits from the advisory or sub-advisory fee it receives), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Distribution Fee

The Fund has adopted but has yet to implement a distribution plan (the “Distribution Plan”). The Fund is authorized under the Distribution Plan to pay to the Distributor a distribution fee for certain activities relating to the distribution of shares to investors. These activities include marketing and other activities to support the distribution of shares. The Distribution Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it undertakes to comply with the terms of Rule 12b-1. Under the Distribution Plan, the Fund would pay the Distributor a distribution fee at an annual rate of up to 0.75% of average daily net assets. The Distributor does not retain Fund monies for profit. They are held in retention to pay future distribution related expenses. The Adviser compensates the Distributor for certain distribution-related services. Notwithstanding the foregoing, the Fund has not implemented the Distribution Plan and will not do so unless authorized by the Board. In the event distribution fees are charged in the future, because these fees are paid out of the Fund’s assets, over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.

Prior to the initial public offering of shares, the Advisor purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Shares are purchased at the NAV next determined after the Transfer Agent receives your order in good order. “Good order” means your purchase request includes: (1) the name of the Fund, (2) the dollar amount of shares to be purchased, (3) your purchase application or investment stub, and (4) a check payable to AlphaCentric Prime Meridian Income Fund. You may purchase shares by completing an account application. Your order will not be accepted until the completed account application is received by the transfer agent. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by USBGFS, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to AlphaCentric Prime Meridian Income Fund to:

Regular Mail	Overnight or Express Mail
AlphaCentric Prime Meridian Income Fund	AlphaCentric Prime Meridian Income Fund
c/o U.S. Bank Global Fund Services	c/o U.S. Bank Global Fund Services
P.O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202-5207

NOTE: The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at the transfer agent’s post office box, of purchase orders or repurchase requests does not constitute receipt by the transfer agent. Receipt of purchase orders or repurchase requests is based on when the order is received at the transfer agent’s offices.

All checks must be in U.S. dollars drawn on a domestic bank. The Fund does not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund neither accepts third party checks, Treasury checks, credit card checks, traveler’s checks, or starter checks for the purchase of shares; nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent charges a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Mail — Subsequent Investments

If you are making a subsequent purchase, detach the Invest by Mail form that is attached to the confirmation statement you will receive after each transaction and mail it with a check made payable to AlphaCentric Prime Meridian Income Fund. You should write your account number on the check. If you do not have the Invest by Mail form from an investment confirmation, include your name, address and account number on a separate piece of paper.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-888-910-0412 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

U.S. Bank, N.A.

777 E. Wisconsin Avenue

Milwaukee, WI 53202

ABA #: 075000022
DDA #: 112-952-137

Credit: U.S. Bank Global Fund Services
Further Credit: AlphaCentric Prime Meridian Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact the Fund’s transfer agent to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodians, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

Once your account has been opened with the initial minimum investment, you may make additional purchases at regular intervals through the Automatic Investment Plan. This Plan provides a convenient method to have monies deducted from your bank account, for investment into the Fund, on a monthly, quarterly, semi-annual, or annual basis. In order to participate in the Plan, each purchase must be in the amount of $100 or more, and your financial institution must be a member of the Automated Clearing House (ACH) network. If your bank rejects your payment, the Fund’s transfer agent will charge a $25 fee to your account. To begin participating in the Plan, please complete the Automatic Investment Plan section on the account application or call the Fund’s transfer agent at 1-888-910-0412 for instructions. Any request to change or terminate your Automatic Investment Plan should be submitted to the transfer agent 5 days prior to the effective date.

By Telephone

After your account has been established for seven (7) business days, investors may purchase additional shares of a Fund, by calling the transfer agent at 1-888-910-0412. You are automatically granted telephone purchase privileges unless you decline this privilege on the account application. Telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (“ACH”) network. You must have banking information established on your account prior to making a purchase. Each telephone purchase order must be a minimum of $100. Your shares will be purchased at the NAV calculated on the day of your purchase order, provided that your order is received prior to the close of trading on the NYSE, generally 4:00 p.m., Eastern time. For security reasons, requests by telephone may be recorded.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

Before executing an instruction received by telephone, the transfer agent will use reasonable procedures to confirm that the telephone instructions are genuine. The telephone call may be recorded, and the caller may be asked to verify certain personal identification information. If the Fund or its agents follow these procedures, they cannot be held liable for any loss, expense or cost arising out of any telephone redemption request that is reasonably believed to be genuine. This includes fraudulent or unauthorized requests. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

Anti-Money Laundering Program

In accordance with applicable U.S. anti-money laundering laws, the Fund has established an Anti-Money Laundering Compliance Program (the “AML Program”). Procedures to implement the AML Program include, but are not limited to: (i) determining that the Fund’s distributor and the transfer agent have established proper anti money laundering procedures; (ii) reporting suspicious and/or fraudulent activity; and (iii) a complete and thorough review of all new account applications. The Fund will not knowingly transact business with any person or entity whose identity cannot be adequately verified under the applicable provisions of the USA PATRIOT Act.

If the Fund has reason to believe that the Fund has sold shares to, or is otherwise holding assets of, any person or entity that is acting, directly or indirectly, in violation of U.S. anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker, or senior foreign political figure(s) suspected of engaging in corruption, the Fund may freeze the assets of such person or entity invested in the Fund or restrict the repurchase of their Fund shares. The Fund may also be required to, or deem it necessary or advisable to, remit or transfer those assets to a governmental agency, in some cases without prior notice to the affected shareholder.

Purchase Terms

The minimum initial purchase by an investor is $10,000 for regular accounts and $10,000 for retirement plan accounts. The Fund’s shares are offered for sale through its Distributor at NAV. The price of the shares during the Fund’s continuous offering will fluctuate over time with the NAV of the shares.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have a relationship with respect to ownership in shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, the Advisor, or Sub-Advisor may reasonably request. Under the Shareholder Services Plan, the Fund may pay a monthly shareholder servicing fee equal to an annual rate of up to 0.25% of the average daily net assets of the Fund. The Board has authorized implementation of such plan in an amount equal to 0.10% of the average daily net assets of the Fund.

LEGAL MATTERS

Certain legal matters in connection with the shares are reviewed for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund sends to its shareholders unaudited semi-annual and audited annual reports, or notice of electronic availability thereof, including a condensed list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each, or notice of electronic availability thereof, to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call the Fund’s transfer agent to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cohen & Company, Ltd. (“Cohen”) is the Fund’s independent registered public accounting firm. Cohen is located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-216033). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

GENERAL INFORMATION AND HISTORY	1
INVESTMENT OBJECTIVE AND POLICIES	1
DISCLOSURE OF PORTFOLIO HOLDINGS	21
TRUSTEES AND OFFICERS	22
CODES OF ETHICS	27
PROXY VOTING POLICIES AND PROCEDURES	27
CONTROL PERSONS AND PRINCIPAL HOLDERS	27
INVESTMENT ADVISORY AND OTHER SERVICES	28
PORTFOLIO MANAGER	30
DISTRIBUTOR	30
ALLOCATION OF BROKERAGE	31
TAX STATUS	32
OTHER INFORMATION	35
FINANCIAL STATEMENTS	36
APPENDIX A	A-1

Rev. 6/2022

PRIVACY NOTICE

FACTS	WHAT DOES ALPHACENTRIC PRIME MERIDIAN INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?

The types of personal information we collect and share depend on the product or service you have with us. This information can include: Social Security number Purchase History Assets Account Balances Retirement Assets Account Transactions Transaction History Wire Transfer Instructions Checking Account Information When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons AlphaCentric Prime Meridian Income Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does AlphaCentric Prime Meridian Income Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Who we are
Who is providing this notice?	AlphaCentric Prime Meridian Income Fund
What we do
How does AlphaCentric Prime Meridian Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does AlphaCentric Prime Meridian Income Fund collect my personal information?	We collect your personal information, for example, when you
	■	Open an account
	■	Provide account information
	■	Give us your contact information

	■	Make deposits or withdrawals from your account
	■	Make a wire transfer
	■	Tell us where to send the money
	■	Tells us who receives the money
	■	Show your government-issued ID
	■	Show your driver’s license
We also collect your personal information from other companies.
Why can’t I limit all sharing?	Federal law gives you the right to limit only
	■	Sharing for affiliates’ everyday business purposes – information about your creditworthiness
	■	Affiliates from using your information to market to you
	■	Sharing for nonaffiliates to market to you
State laws and individual companies may give you additional rights to limit sharing.
Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies.
	■	AlphaCentric Prime Meridian Income Fund does not share with our affiliates.
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies
	■	AlphaCentric Prime Meridian Income Fund does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you.
	■	AlphaCentric Prime Meridian Income Fund doesn’t jointly market.

QUESTIONs?	Call 1-888-910-0412

PROSPECTUS

AlphaCentric Prime Meridian Income Fund

Shares of

Beneficial Interest

February 1, 2023

Investment Advisor

AlphaCentric Advisors LLC

Investment Sub-Advisor

Prime Meridian Capital Management, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION
February 1, 2023

ALPHACENTRIC PRIME MERIDIAN INCOME FUND
Principal Executive Offices
36 North New York Avenue

Huntington, NY 11743

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of AlphaCentric Prime Meridian Income Fund, dated February 1, 2023 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). The Fund’s Annual Report to shareholders for the fiscal year ended September 30, 2022, is incorporated herein by reference and is available on the Fund’s website, www.AlphaCentricFunds.com. Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund’s securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund’s securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-888-910-0412 or by visiting the Fund’s website at www.AlphaCentricFunds.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part and other Fund filings are available to the public on the SEC’s Internet web site at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.

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GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund (the “Fund”). The Fund was organized as a Delaware statutory trust on May 16, 2016. The Fund’s principal office is located at 36 North New York Avenue, Huntington, NY 11743, and its telephone number is 1-888-910-0412. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below.

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund’s investment objective is to seek current income.

Fundamental Policies

The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(2) Issue senior securities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(3) Purchase securities on margin.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5) Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry or group of industries; except that, under normal circumstances, the Fund will invest at least 25% of its assets in the securities of companies in the diversified financials industry. The Fund defines the diversified financials industry as platform lenders and loans originated by platform lenders. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6) Purchase or sell commodities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(7) Make loans, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(8) Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing or selling securities or instruments secured by real estate or interests therein, securities or instruments representing interests in real estate or securities or instruments of issuers that invest, deal or otherwise engage in transactions in real estate or interests therein, and (ii) making, purchasing or selling real estate mortgage loans.

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(9) Invest in loans that are of subprime quality at the time of investment.

(10) In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund’s shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

(11) with respect to 75% of the Fund’s total assets, purchase the securities of any issuer, except securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities issued by other investment companies, if, as a result (i) more than 5% of the Fund’s total assets would be invested in securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

If a restriction on the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Principal and Non-Principal Investments

The Prospectus for the Fund discusses the principal investment strategies of the Fund. Below you will find more detail about the types of investments and investment practices permitted by the Fund including those which are not part of the Fund’s principal investment strategy.

Marketplace Lending

The Fund seeks to achieve its investment objective by investing, directly or indirectly, in loans to consumers, small- and mid-sized companies and other borrowers (including loans backed by real estate) originated through online platforms that provide a marketplace for lending (“Marketplace Loans”).

The Fund’s investments in Marketplace Loans may be made through a combination of: (i) investing in Marketplace Loans through purchases of whole loans (either individually or in aggregations) originated through a marketplace lending platform (or an affiliate); (ii) investing in notes or other pass-through obligations issued by a marketplace lending platform (or an affiliate) representing the right to receive the principal and interest payments on a Marketplace Loan (or fractional portions thereof) originated through the platform; (iii) purchasing asset-backed securities representing ownership in a pool of Marketplace Loans; (iv) investing in private investment funds that purchase Marketplace Loans; (v) acquiring an equity interest in a marketplace lending platform (or an affiliate); (vi) providing loans, credit lines or other extensions of credit to a marketplace lending platform (or an affiliate); and (vii) other transactions that provide the Fund with investment exposure to Marketplace Loans (collectively, the “Marketplace Lending Instruments”).

The Fund may also invest in Marketplace Lending Instruments in the form of receivables or merchant cash advances that are originated from lending platforms (collectively, “Marketplace Receivables”). Under normal circumstances, the Fund expects to invest between 0% and 25% of its net assets in Marketplace Receivables. Technically, the purchase of Marketplace Receivables is not a loan; rather, it is a commercial agreement pursuant to which the Fund provides a cash advance to a merchant in exchange for the right to receive a portion of (i) funds that the merchant receives from its customers using credit cards (or similar cards) to purchase the merchant’s products and/or services; (ii) funds that the merchant receives from the its customers of cash, checks, money orders or other electronic transfers or other forms of payment to purchase the merchant’s products and/or services; (iii) accounts, future accounts, contract rights, choses in action and any other rights to payment; and (iv) insurance proceeds received by the merchant in connection with any of the foregoing, in each case as applicable (collectively, “future receivables”), up to a stated amount. However, notwithstanding this distinction, the Fund’s purchase of Marketplace Receivables is similar in many ways to its purchase of Marketplace Loans and, accordingly, references herein to the Fund’s investments in Marketplace Loans should be read to include Marketplace Receivables, unless the context requires otherwise.

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The Fund may invest without limit in any of the foregoing types of Marketplace Lending Instruments, except that the Fund will not invest greater than 45% of its assets in the securities of, or loans originated by, any single platform (or a group of related platforms) and the Fund’s investments in private investment funds will be limited to no more than 15% of the Fund’s assets. The Fund anticipates that the Marketplace Loans in which it will invest will be newly issued and/or current as to interest and principal payments at the time of investment, and that a substantial portion of its Marketplace Lending Instrument investments will be made through purchases of whole loans. The Fund will not invest in Marketplace Loans that are of subprime quality at the time of investment. The Fund has no intention as of the date of this SAI to invest in Marketplace Loans originated from lending platforms based outside the United States or made to non-U.S. borrowers (collectively, “non-U.S. Marketplace Loans”). However, the Fund may in the future invest in such non-U.S. Marketplace Loans and, prior to such time, will amend the Prospectus and/or SAI (as applicable) to provide additional information on such investments, including the associated risks.

The following supplements the discussion of marketplace lending and Marketplace Loans contained in the Prospectus and includes additional considerations and risks associated with the Fund’s investments in Marketplace Loans.

Regulatory Considerations

The following highlights various laws and regulations impacting marketplace lending and its participants. Most of these laws apply to consumer loans and some also apply to business loans.

Fair Debt Collection Practices Act. The Fair Debt Collection Practices Act (the “FDCPA”), along with similar state laws, provides guidelines and limitations on the conduct of third-party debt servicers in connection with the collection of consumer debts. In order to ensure compliance with the FDCPA, platforms may contract with professional third-party servicers and debt collection agencies to engage in debt collection activities. As a loan purchaser and assignee, the FDCPA would not generally be applicable to loans collected in the Fund’s name as owner although some states have adopted the standards of the FDCPA as applicable to creditors and loan purchasers collecting their own loans and, under any scenario, vicarious liability for the actions of debt collectors could only be found if the Fund were directing and controlling the debt collectors, which will not be the case.

The Equal Credit Opportunity Act. This law prohibits discrimination in the extension of all credit (consumer or business) on the basis of certain protected classes including on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act. It also requires notice of adverse action to be given to applicants who are denied credit.

The Fair Credit Reporting Act. This law regulates the use and reporting of information related to each consumer applicant’s credit history, including the need for having a permissible purpose to obtain a credit report from a credit reporting agency, creditor reporting of borrower information, and the investigation and resolution of credit reporting disputes. This law also proscribes requirements for pre-screened solicitations for credit often used to generate leads for marketplace lenders and requires notice of adverse action based on credit report information.

The Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act (the “GLBA”) limits the disclosure of non-public personal information about a consumer to non-affiliated third parties and requires financial institutions to disclose certain privacy policies and practices with respect to its information sharing with both affiliates and non-affiliated third parties. A number of states have enacted privacy and data security laws requiring safeguards on the privacy and security of consumers’ personally identifiable information. Other federal and state statutes deal with obligations to safeguard and dispose of private information in a manner designed to avoid its dissemination. Privacy rules adopted by the Federal Trade Commission implement the GLBA and other requirements and govern the disclosure of consumer financial information by certain financial institutions, ranging from banks to private investment funds. Platforms employing certain consumer lending models generally have privacy policies that conform to these GLBA and other requirements. In addition, such platforms have policies and procedures intended to maintain platform participants’ personal information securely and dispose of it properly. The platforms do not sell or rent such information to third parties for marketing purposes. Through their participation in the platforms, the Fund may obtain non-public personal information about loan applicants, as defined in GLBA, and intend to conduct themselves in compliance with such law, as if it were subject to the same limitations on disclosure and obligations of safeguarding and proper disposal of non-public personal information. In addition, the Fund could be subject to state data security laws, depending on whether the information obtained is considered non-public personally identifiable information under those state laws. Any violations of state data security laws by the Fund could subject it to fines, penalties, or other regulatory action on a state-by-state basis, which, individually or in the aggregate, could have a material adverse effect on the Fund due to the compliance costs related to any violations as well as costs to ensure compliance with such laws on an on-going basis. Additionally, any violations of the GLBA by the Fund could subject it to regulatory action by the Federal Trade Commission, which could require the Fund to, inter alia, implement a comprehensive information security and reporting program and to be subject to audits on an on-going basis.

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OFAC, USA PATRIOT Act and Bank Secrecy Act. Certain participants in marketplace lending, including the platforms through which the Fund may invest in Marketplace Loans, may be required to comply with various anti-money laundering and related regulations. The Fund is not able to control or monitor such compliance. Moreover, in the Fund’s participation with the platforms, it is subject to compliance with OFAC (Office of Foreign Assets Control), the USA PATRIOT Act and Bank Secrecy Act regulations applicable to all businesses, which, for the Fund, generally involves cooperation with authorities in investigating any purported improprieties. Any material failure to comply with OFAC and other similar anti-money laundering restrictions or any investigation relating thereto could result in fines or penalties. Such fines or penalties could have a material adverse effect on the Fund directly for amounts owed for fines or penalties or indirectly as a negative consequence of the decreased demand for Marketplace Loans from the platforms in violation of such requirements resulting from the adverse publicity and other reputation risks associated with any such fines and penalties assessed against the platforms or other industry participants.

Service Members Civil Relief Act. Federal law provides borrowers in active military service with rights that may delay or impair a platform’s ability to collect on a Marketplace Loan to such borrower. The Service Members Civil Relief Act (“SCRA”) requires that the interest rate on pre-existing debts be set at no more than six percent while the qualified service member or reservist is on active duty. The holder of any such Marketplace Loan may not receive the difference between six percent and the original stated interest rate under the loan during any such period. This law also permits courts to stay proceedings and execution of judgments against service members and reservists on active duty, which may delay recovery on any such Marketplace Loans in default. If there are any amounts under such a Marketplace Loan still due and owing to a platform (or an affiliate thereof) after the final maturity of the Pass-Through Notes that correspond to such loan, the platform (or affiliate) may not have any further obligation to make payments on such Pass-Through Notes, even if the platform (or affiliate) later receives payments after the final maturity of the Pass-Through Notes.

Platforms may not take military service into account in assigning loan grades to borrower loan requests. In addition, as part of the borrower registration process, platforms may not request borrowers to confirm if they are a qualified service member or reservists within the meaning of the SCRA as part of the borrower registration process. As a result, the platform may not always be able to ensure compliance with the requirements of the SCRA as well as the Military Lending Act, discussed below.

Military Lending Act. This law entitles “covered borrowers” to certain protections when becoming obligated on a consumer credit transaction, including a limit on the Military Annual Percentage Rate of 36%, certain required disclosures to be made prior to loan origination including providing a toll free telephone number to be read the disclosure and a prohibition on certain practices such as charging prepayment penalties and prohibition on arbitration agreements with covered borrowers.

Telephone Consumer Protection Act. This law prohibits among other things the use of automated telephone dialing systems to contact cellphones of consumers without the prior express consent of the called party. Significant litigation has emerged concerning this law due to its liberal damage provisions. This would apply to platform operators and their servicers who use telephones to contact borrowers in connection with the servicing and collection of accounts.

Federal Trade Commission Act. Section 5 of this law (as well as analogous state laws) prohibits unfair and deceptive acts or practices in or affecting commerce. The FTC’s Holder in Due Course Rule allows borrowers in certain circumstances to assert any claim or defense they have against a seller of goods or services obtained with the proceeds of a loan against the originator or subsequent purchaser of the loan.

CAN-SPAM Act and Telemarketing Sales Rule. These laws and analogous state laws govern the marketing of credit and other products and services by use of email or telephone marketing and would affect programs of marketplace platforms marketing by these means.

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Electronic Funds Transfer Act. This law, along with the rules of payment networks and the National Automated Clearing House Association require separate customer authorization for a loan servicer to use electronic transfers for customer payments (including pre-authorized debits from the customer’s bank account) and provides certain disclosure and other requirements relating to electronic transfer of funds to and from consumers’ bank accounts. This law also allows for transactions conducted electronically to be disputed and for making any necessary corresponding adjustments to accounts, if necessary.

Electronic Signatures in Global and National Commerce Act. This law, along with analogous state laws including the Uniform Electronic Transactions Acts, which authorize the creation of legally binding and enforceable agreements electronically and utilizing electronic records and signatures govern the circumstances in which a person may electronically be provided disclosures otherwise required to be in writing. Marketplace Lenders must obtain consent to conduct business electronically from applicants and borrowers.

Bankruptcy Code. This law limits the extent to which creditors may seek to enforce debts against borrowers who have filed for bankruptcy protection.

In addition, funding banks are subject to banking laws and regulations and the supervision by federal and/or state banking agencies and such laws and regulators could impose restrictions on the funding bank, including the ability to continue to originate consumer loans.

Marketplace lenders may not always be in compliance with these laws and borrowers may make counterclaims regarding the enforceability of their obligations under borrower or consumer protection laws after collection actions have been commenced or otherwise seek damages under these laws.

Registration with the SEC. Pass-Through Notes are typically offered through private offerings and thus may not be registered under the Securities Act. In addition, platforms are not registered as investment companies under the 1940 Act. If a platform (or an affiliate thereof) were to fail to comply with a private offering exemption under the Securities Act, or if it were to fail to maintain an exemption from registration as an investment company under the 1940 Act, it (or such affiliate) could become subject to regulatory actions and/or significant civil liabilities. Although a platform (or its affiliate) may intend to operate in compliance with all applicable securities laws, these laws are complex and sometimes subject to alternative interpretations and any failure by a platform (or such affiliate) to comply with applicable securities laws could adversely affect its (or such affiliate’s) ability to make payments on the Pass-Through Notes.

Trust Indenture Act of 1939. Any Pass-Through Note offering made in reliance on an exemption from registration pursuant to Section 4(a)(2) of the Securities Act will not be subject to the Trust Indenture Act of 1939. Consequently, holders of Pass-Through Notes will not have the protection of an indenture setting forth obligations of the Pass-Through Note issuers for the protection of the Pass-Through Note holders or a trustee appointed to represent their interests.

State Usury Laws. Some platforms (or their affiliates) may attempt to take advantage of policies in certain states that allow lenders to make Marketplace Loans at advantageous interest rates by incorporating choice of law provisions into Marketplace Loan agreements that hold that the agreements are to be governed by the laws of those lender-friendly states. This is sometimes the case in the origination of business as opposed to consumer loans. In the event that a borrower or state regulator successfully invalidates such choice-of-law clause, platforms (of their affiliates) may not be able to collect some or all of the interest and principal due on such Marketplace Loans, such loans may not be found to be enforceable or the platforms (or their affiliates) could become subject to penalties and damages. Other platforms may engage in arrangements with funding banks where the platform assists the bank in originating loans that are funded by the bank. In some cases, the loans are sold to the platforms and the platforms as assignees of the bank under applicable law and precedent utilize the bank’s rate and fee exportation authority. At least one federal circuit has cast doubt upon this theory and other litigation challenges the ability of assignees to utilize a bank’s exportation authority as an assignee of the bank’s loans. Legislation is also pending in Congress that would validate an assignee’s ability to utilize the rates and fees of the originating lender.

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Truth-In-Lending Act. All Marketplace Loans to consumers for personal, family or household purposes are subject to certain borrower disclosure requirements under this law. Platform operators are also subject to the advertising requirements stated in this law. Some Marketplace Loans may also be subject to certain other provisions of the Truth-In-Lending Act and other applicable laws and rules particularly concerning home equity and student loans. These provisions impose additional disclosure and other requirements on creditors with respect to certain loans either secured by the borrower’s principal dwelling including those with high interest rates or high up-front fees and charges where the loan funds are primarily used for personal, household or consumer purposes or which are private education loans. In general, home equity loans or other mortgage secured loans that have annual percentage rates over eight percent greater than the yield on U.S. Treasury securities of comparable maturity and/or fees and points which exceed the greater of six percent of the total loan amount are subject to additional requirements. Student loans are subject to special disclosure requirements. These provisions can impose specific statutory liabilities and damages upon creditors who fail to comply with such provisions. In addition, any assignee of the creditor would generally be subject to all claims and defenses that the consumer could assert against the creditor, including, without limitation, the right to rescind the home equity loan and for disclosure violations apparent on the face of the lending documents.

Dodd-Frank Act. In response to the financial crisis that began in 2007 Congress passed the Dodd-Frank Act in July of 2010. As a result of its passage, significant regulation has been enacted or is anticipated in many areas of consumer financial products and services, including private education loans. Under the Dodd-Frank Act, entities in the consumer loan sector are subject to regulations developed by the Consumer Financial Protection Bureau (the “CFPB”) and also subject to the enforcement authority of the CFPB. The CFPB is an independent agency that is housed within the Federal Reserve Board, but is not subject to Federal Reserve Board jurisdiction or to the congressional appropriations process. It has substantial power to regulate financial products and services received by consumers from both banks and non-bank lenders, including rulemaking authority in enumerated areas of federal law traditionally applicable to consumer lending such as truth-in-lending, fair credit reporting and fair debt collection. In addition, the Dodd-Frank Act provides for significant enforcement authority, including authorization of the CFPB under Section 1036 of that law to prosecute unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service and authorization of state attorneys general to bring lawsuits under federal consumer protection laws with the consent of the CFPB.

In addition, on December 6, 2013, the CFPB adopted a rule that enables it to supervise certain non-bank student loan servicers that service more than one million borrower accounts, to ensure that bank and non-bank servicers follow the same rules in the student loan servicing market. The rule covers servicers of both federal and private student loans.

The Dodd-Frank Act also affects student loan portfolio securitization financing transactions which result in the issuance of asset-backed securities. Under the Dodd-Frank Act, the SEC and federal banking agencies were directed to adopt regulations requiring issuers of asset-backed securities or persons who organize and initiate asset-backed securities transactions to retain a portion of the credit risk of the underlying assets, new disclosure and reporting requirement for each tranche of asset-backed securities, including new loan-level data, and new disclosure requirements relating to representations, warranties and enforcement mechanisms available to investors in asset-backed securities.

Tax Treatment of Pass-Through Notes. There are no statutory provisions, regulations, published rulings or judicial decisions that address the characterization of Pass-Through Notes or other Marketplace Lending Instruments substantially similar to Pass-Through Notes for U.S. federal income tax purposes and the proper tax characterization of Pass-Through Notes for U.S. federal income tax purposes is uncertain. To address this concern, some Pass-Through Note issuers require investors to agree to treat the Pass-Through Notes as debt of the Pass-Through Note issuer for federal, state and local income and franchise tax purposes. Further, prospective Pass-Through Note holders should be aware that a Pass-Through Note issuer may intend to treat (and report) the Pass-Through Notes as debt instruments that have original issue discount (“OID”) for U.S. federal income tax purposes. As a result, Pass-Through Note holders will be required to include OID in income as it accrues under a constant yield method, regardless of such note holder’s regular method of tax accounting, and so may be required to include OID in income in advance of the receipt of cash attributable to the related Note interest or principal.

Pass-Through Note holders also should be aware that the Internal Revenue Service (“IRS”) and the courts are not bound by the Pass-Through Note issuer’s characterization of the Pass-Through Notes, and may take a different position with respect to the Pass-Through Notes’ proper characterization. For example, if the Pass-Through Notes were treated as equity in the Pass-Through Note issuer, (i) the issuer would be subject to U.S. federal income tax on income, including interest, accrued on the underlying loans but would not be entitled to deduct interest or OID on the Pass-Through Notes, and (ii) payments on the Pass-Through Notes would be treated by the Pass-Through Note holder as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends received deduction) for U.S. federal income tax purposes to the extent of the issuer’s earnings and profits.

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Alternatively, the IRS could determine that, in substance, each Pass-Through Note holder owns a proportionate interest in the underlying loans for U.S. federal income tax purposes, or it could instead seek to treat the Pass-Through Notes as some other financial instrument or contract (including a derivative financial instrument). Such different characterizations could significantly reduce the amount available to the Pass-Through Note issuer to pay interest on the Pass-Through Notes, and could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a Pass-Through Note.

Risk of Including Foreign Investors. An issuer of Pass-Through Notes may accept investors who are non-U.S. persons, in which case interest payments made to such an investor by the issuer could be subject to withholding taxes. In the event that the issuer fails to properly withhold on such payments, it could remain liable for a non-U.S. person’s individual tax liabilities. There is a further risk that a non-U.S. person investor could be named on the Department of the Treasury’s list of “Specially Designated Nationals,” “Blocked Persons,” or “Sanctioned Countries or Individuals,” which, if undiscovered, could result in an enforcement action against the issuer.

Additional Risk Considerations

Bankruptcy Risk. In the event that a platform (or its affiliate) or its service providers become subject to a bankruptcy, the Fund’s investments in Pass-Through Notes issued by such platform (or affiliate) may be negatively impacted. Although many of the platforms (or their affiliates) through which the Fund invests may have been organized and operated in a manner that is intended to minimize the likelihood that such platforms (or affiliates) will become subject to a bankruptcy or similar proceeding, if the platforms (or their affiliates) were to become subject to bankruptcy proceedings, payments on the Pass-Through Notes issued by such platforms (or their affiliates) could be substantially delayed or reduced, and any interest accrued on those obligations may never be paid.

Platforms (or their affiliates) may have arrangements with servicers who monitor payments by the borrowers of the Marketplace Loans and take action to enforce the platforms’ (or affiliates’) rights to payment. Arrangements for back-up servicing are limited. If a platform’s (or affiliate’s) servicer fails to maintain operations or the agreement between the platform (or affiliate) and the servicer is rejected or terminated in a bankruptcy of the servicer, the Fund may experience delays in the distribution of loan proceeds and increased costs in connection with its investments through such platform (or its affiliate). In some instances, the platform operator and its affiliates may be unable to collect and process payments from underlying borrowers and thus the Fund may not realize its expected return on investment on those instruments.

Platforms (or their affiliates) may have arrangements with administrators who manage the daily operations of the platforms (and/or their affiliates). Among other duties, an administrator may calculate the amounts payable by the platform operator or its affiliates on any outstanding Pass-Through Notes and supervise the platform’s (or affiliate’s) payment of such amounts. If the administrator were to become subject to bankruptcy proceedings and its agreement with the platform operator or its affiliates were terminated for any reason, the platform (or affiliate) would endeavor to locate a replacement administrator but there is no assurance that it would be able to do so. Accordingly, any termination of an administration agreement that occurs in connection with a bankruptcy of the administrator may impair the platform’s (or affiliate’s) ability to continue to make timely payments on the Pass-Through Notes. This could also prevent the platform operator or its affiliates from issuing any additional Pass-Through Notes until another administrator was located.

Chargeback Risk. The Fund may invest in Marketplace Lending Instruments through securities issued by private investment funds that operate accounts with an independent bank whereby investors, such as the Fund, may deposit funds for the purchase of such securities and receive the proceeds from borrower payments on the underlying loans. These accounts may be affected by “borrower chargebacks.” A borrower chargeback is a process by which a borrower who has made a payment on an underlying loan has its bank cancel the payment or request a refund of that payment. If a borrower successfully processes a chargeback on a loan payment after proceeds have been distributed to such accounts, the issuer will deduct the amount of that payment from each account where the proceeds were deposited. To offset this risk, issuers utilizing this system may refrain from distributing borrower loan proceeds to these accounts for a period of time after a borrower payment on a loan. In the event that a borrower chargeback is executed after the proceeds of that payment have been distributed to investor accounts and an account holder has withdrawn those distributed proceeds, a negative cash balance may result. Amounts that would otherwise be credited to an investor’s account (including amounts deposited or that are payable on other notes) are subject to set-off against any such negative cash balance.

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Market and Economic Conditions Risk. The ability of borrowers to make payments on Marketplace Loans, as well as the prepayment experience thereon, may be affected by a variety of social and economic factors. Social factors include changes in consumer confidence levels and attitudes toward incurring debt and changing attitudes regarding the stigma of personal bankruptcy. Economic factors include interest rates, unemployment levels, gasoline prices, upward adjustments in monthly mortgage payments, the rate of inflation and consumer perceptions of economic conditions generally. Economic conditions may also be impacted by localized weather events and environmental disasters. For example, following the financial crisis that began in 2007, the United States experienced an extended period of economic weakness or recession. This period was marked by high unemployment, decreases in home values, increased mortgage and consumer loan delinquencies and a lack of available consumer credit that has generally resulted in increased delinquencies, increased volatility in financial markets, general deleveraging of consumer balance sheets, and defaults and losses on consumer loans. Additionally, unstable real estate values, resets of adjustable rate mortgages to higher interest rates, political gridlock on United States federal budget matters, the downgrade of the United States sovereign debt credit rating below “AAA” by S&P Global Ratings, the sovereign debt crisis in the European Union, general economic malaise in the United States, Europe and Japan, and other factors have impaired consumer confidence and disposable income in the United States, and may affect delinquencies and defaults on Marketplace Loans, although the severity or duration of this effect is unknown.

Risk of Platform Failure to Meet Certain Obligations. Platforms might incur indemnification and repurchase obligations with respect to the Marketplace Loans they originate that exceed their projections, in which case they might not have sufficient capital to meet such obligations. There can be no assurances that platforms can meet their repurchase and indemnification obligations and, if they are unable to do so, the Fund may incur losses related to payments on the affected Marketplace Lending Instruments in which it invests.

Risks Associated With “Balloon” Payments. Some of the Marketplace Loans may be interest-only loans providing for relatively small monthly payments with a large “balloon” payment of principal due at the end of the term. Borrowers may be unable to repay such balloon payments out of their own funds and will be compelled to refinance or sell their property. Fluctuations in real estate values, interest rates and the unavailability of mortgage funds could adversely affect the ability of borrowers to refinance their loans at maturity or successfully sell the property for enough money to pay off the corresponding Marketplace Loan.

Servicer Autonomy. A platform (or its affiliate) may have an arrangement with a servicer that authorizes the servicer to waive or modify any non-material term of a Marketplace Loan or consent to the postponement of strict compliance with any such term or in any manner grant a non-material indulgence to any borrower. In addition, if a Marketplace Loan is in default, or the servicer determines that default is reasonably foreseeable or otherwise determines that such action is consistent with its servicing obligation, the servicer may be permitted to waive or modify any material term of a Marketplace Loan, to accept payment of an amount less than the principal balance in final satisfaction of a Marketplace Loan and to grant any indulgence to a borrower, provided that the servicer has reasonably determined that such action will not be materially adverse to the interests of the holders of any corresponding Pass-Through Note.

Subprime Borrower Risk. Although the Fund will not invest in Marketplace Loans that are of subprime quality at the time of investment, loans held by the Fund may, subsequent to their purchase, become of subprime quality. The risks associated with an investment in Marketplace Loans (as disclosed in the Prospectus and this SAI) are heightened for such loans that have been made to subprime borrowers, particularly with respect to the risk of default. In addition, loans to subprime borrowers could be subject to increased regulatory scrutiny.

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Additional Considerations with Regard to Real Estate Marketplace Lending Instruments

Construction, Rehabilitation, Home Improvement and Entitlement Loans. Real estate-related loans may include construction, rehabilitation, home improvement and entitlement loans for various types of properties, including single family residential, condominiums, multi-family residential, industrial, small commercial, foreclosed (REO), unimproved land with entitlements and small tract properties. The loan underwriting for construction, rehabilitation and unimproved land with entitlement loans is typically based upon a determined “as completed” value, i.e., the projected value of the property after the completion of the construction or rehabilitation of a property. Special builder’s risk insurance, or “course of construction” insurance, may be required by the platform operator and its affiliates in these cases. This specialized insurance is for structures while they are under construction. Materials, fixtures and appliances that are intended to become an integral part of the structure being built are also insured. The insurance is provided for loss resulting from accidental direct physical damage to the structure under construction. The policies generally include broad coverage, but exclude earthquake, flood and damage caused by earth movement. Some builders’ risk policies limit coverage to physical damage caused by specifically named perils, such as fire and theft. These perils would be specifically listed in the policy.

Risk of Inadequate Revenues from a Property. The payment schedules with respect to many real estate-related loans are based on projected revenues generated by the property over the term of the loan. These projections are based on factors such as expected vacancy rates, expense rates and other projected income and expense figures relating to the property. The actual revenues generated by a property could fall short of projections due to factors such as lower-than-expected rental revenues, or greater-than-expected vacancy rates or property management expenses. In such event, the borrower’s cash flow could be inadequate to repay its loan in full.

Risk of Rising Insurance Costs or Unavailability of Insurance. Real estate properties are typically insured against risk of fire damage and other property casualties, but are sometimes not covered by severe weather or natural disaster events such as landslides, earthquakes, or floods. Changes in the conditions affecting the economic environment in which insurance companies do business could affect the borrower’s ability to continue insuring the property at a reasonable cost or could result in insurance being unavailable altogether. Moreover, any hazard losses not then covered by the borrower’s insurance policy would result in the Marketplace Loan related to the affected property becoming significantly under secured, which could result in a loss to the investors of any corresponding Pass-Through Note.

Environmental Risks. If toxic environmental contamination is discovered to exist on a property underlying a Marketplace Loan, it might affect the borrower’s ability to repay the Marketplace Loan. To the extent that the platform operator and/or its affiliates are forced to foreclose and/or operate such a property, potential additional liabilities and responsibilities include reporting requirements, remediation costs, fines, penalties and damages. Of particular concern may be those properties that are, or have been, the site of manufacturing, industrial or disposal activity. These environmental risks may give rise to a diminution in value of the security property or liability for clean-up costs or other remedial actions. This liability could exceed the value of the real property or the principal balance of the related loan. For this reason, the platform operator and its affiliates may choose not to foreclose on contaminated property rather than risk incurring liability for remedial actions.

Under the laws of certain states, an owner’s failure to perform remedial actions required under environmental laws may give rise to a lien on mortgaged property to ensure the reimbursement of remedial costs. In some states this lien has priority over the lien of an existing mortgage against the real property. Because the costs of remedial action could be substantial, the value of a mortgaged property as collateral for a real estate-related loan could be adversely affected by the existence of an environmental condition giving rise to a lien.

The state of law is currently unclear as to whether and under what circumstances clean-up costs, or the obligation to take remedial actions, can be imposed on a secured lender. If a lender does become liable for cleanup costs, it may bring an action for contribution against the current owners or operators, the owners or operators at the time of on-site disposal activity or any other party who contributed to the environmental hazard, but these persons or entities may be bankrupt or otherwise judgment-proof. Furthermore, an action against the borrower may be adversely affected by the limitations on recourse in the loan documents.

Risk of Inadequate Resources Devoted to the Collection of Marketplace Loans. A substantial amount, if not all, of a platform operator’s revenues may be derived from origination fees or loan rate “spreads” generated through making and arranging Marketplace Loans and offering related Pass-Through Notes. As a result, it has an incentive to finance as many projects as possible to maximize the amount of origination fees it is able to generate. Increased project volume increases the demands on a platform’s management resources and its ability to devote adequate attention and resources to the collection of corresponding Marketplace Loans. The ability of a platform and its affiliates to make timely payments on their Pass-Through Notes may be adversely affected in the event that they take on loan volumes that exceed their ability to service outstanding Marketplace Loans.

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Risk of Declining Property Value. The value of the real property security for a Marketplace Loan will be subject to the risks generally incident to the ownership of improved and unimproved real estate, including changes in general or local economic conditions, increases in interest rates for real estate financing, physical damage that is not covered by insurance, zoning, entitlements, and other risks. Many borrowers expect to use resale proceeds to repay their borrower loan. A decline in property values could result in a borrower loan amount being greater than the property value, which could increase the likelihood of borrower default. The maximum permissible loan-to-value ratio of the Fund’s real estate-related investments is 80% (determined at the time of investment).

Risks of Construction and Rehabilitation Loans. Construction and rehabilitation loans involve a number of particular risks, involving, among other things, the timeliness of the project’s completion, the integrity of appraisal values, whether or not the completed property can be sold for the amount anticipated, and the length of the sale process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all the Marketplace Loan funds have already been expended, then, in the event of a default, the platform operator and its affiliates may have to invest significant additional funds to complete the construction work. Any such investment would be recuperated by the platform operator and its affiliates prior to any payment on any corresponding Pass-Through Notes. Default risk also exists where it takes a borrower longer than anticipated either to construct or then resell the property, or if the borrower does not receive sufficient proceeds from the sale to repay the corresponding Marketplace Loan in full.

Certain Risks Associated With Foreclosure. Different property types involve different types of risks in terms of realizing on the collateral in the event that the borrower defaults. These risks include completion costs in the case of an incomplete project, partial resale for condominiums and tracts and lease-up (finding tenants) for multi-family residential, small commercial and industrial properties. The platform operator and its affiliates may not be able to sell a foreclosed commercial property, for example, before expending efforts to find tenants to make the property more fully leased and more attractive to potential buyers.

Moreover, foreclosure statutes vary widely from state to state. Properties underlying defaulted loans will need to be foreclosed upon in compliance with the laws of the state where such property is located. Many states require lengthy processing periods or the obtaining of a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for a platform operator (and its affiliates) to timely recover the value of a loan in the event of borrower default.

Certain Risks Associated With Bankruptcy. If a borrower enters bankruptcy, an automatic stay of all proceedings against the borrower’s property will be granted. This stay will prevent platforms and their affiliates from foreclosing on such property unless relief from the stay can be obtained from the bankruptcy court, and there is no guarantee that any such relief will be obtained. Significant legal fees and costs may be incurred in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In such event, the platform operator and its affiliates will be unable to promptly exercise their foreclosure remedy and realize any proceeds from a property sale.

In addition, bankruptcy courts have broad powers to permit the sale of any real property free of any lien that a platform operator or its affiliate may have, to compel the platform operator and its affiliates to accept an amount less than the balance due under a loan and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan.

Tax Considerations. The ability of a platform (or its affiliate) to pay principal and interest on a Pass-Through Note may be affected by its ability, for U.S. federal income tax purposes, to match the timing of income it receives from an underlying Marketplace Loan that it holds and the timing of deductions that it may be entitled to in respect of payments made on the Pass-Through Notes that it issues. For example, if the Pass-Through Notes are treated as contingent payment debt instruments for U.S. federal income tax purposes but the corresponding Marketplace Loans are not, there could be a potential mismatch in the timing of the Pass-Through Note issuer’s income and deductions for U.S. federal income tax purposes, and the Pass-Through Note issuer’s resulting tax liabilities could affect its ability to make payments on the Pass-Through Notes.

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Additional Investments and Practices of the Fund

The Fund intends to invest substantially all of its assets in Marketplace Lending Instruments; however, the Fund may invest up to 20% of its assets in other income-producing securities of any maturity and credit quality, including below investment grade securities (which are commonly referred to as “junk” bonds). Such income-producing securities in which the Fund may invest may include, without limitation, corporate debt securities, U.S. government debt securities, short-term debt securities, asset-backed securities, exchange-traded notes, loans other than Marketplace Loans, including secured and unsecured senior loans, and cash and cash equivalents. The Fund also may invest up to 20% of its assets in equity securities, including exchange-traded funds. The following describes these instruments in which the Fund may, but is not required to, invest, and certain of the risks associated with an investment in such instruments, and supplements the discussion from the Prospectus. It is possible that certain types of financial instruments or investment techniques described herein may not be available, permissible, economically feasible or effective for their intended purposes in all markets. Certain practices, techniques or instruments may not be principal activities of the Fund but, to the extent employed, could from time to time have a material impact on the Fund’s performance.

Asset-Backed Securities. Asset-backed securities represent direct or indirect participations in, or are secured by and payable from, pools of assets such as, among other things, motor vehicle installment sales contracts, installment loan contracts, leases of various types of real and personal property, and receivables from revolving credit (credit card) agreements or a combination of the foregoing. These assets are securitized through the use of trusts and special purpose entities. Credit enhancements, such as various forms of cash collateral accounts or letters of credit, may support payments of principal and interest on asset-backed securities. Although these securities may be supported by letters of credit or other credit enhancements, payment of interest and principal ultimately depends upon individuals paying the underlying loans or accounts, which payment may be adversely affected by general downturns in the economy. Asset-backed securities are subject to prepayment risk. There is risk that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments.

Below Investment Grade Securities. The Fund may invest in securities of any credit quality (except subprime), including securities that are rated below investment grade. Below investment grade securities are rated below “BBB-” by S&P Global Ratings, a division of S&P Global Inc., or Fitch Ratings, Inc., below “Baa” by Moody’s Investors Service, Inc., or comparably rated by another nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by the Advisor or Sub-Advisor to be of comparable credit quality at the time of purchase. Below investment grade securities are commonly referred to as “junk” or “high yield” securities and are considered speculative with respect to the issuer’s capacity to pay interest and repay principal. Ratings assigned by an NRSRO are not absolute standards of credit quality and do not evaluate market risk or the liquidity of securities. Consequently, securities with the same maturity, duration, coupon and rating may have different yields. Any shortcomings or inefficiencies in an NRSRO’s processes for determining credit ratings may adversely affect the credit ratings of securities held by the Fund and, as a result, may adversely affect those securities’ perceived or actual credit risk.

Commercial Paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.

Corporate Debt Securities. Corporate debt securities are debt obligations issued by U.S. and foreign corporations and other business entities to borrow money from investors. Corporate debt securities may be either secured or unsecured. Collateral used for secured debt includes, but is not limited to, real property, machinery, equipment, accounts receivable, stocks, bonds, or notes. If a bond is unsecured, it is known as a debenture. Holders of corporate debt securities, as creditors, have a prior legal claim over common and preferred stockholders as to both income and assets of the corporation for the principal and interest due them and may have a prior claim over other creditors if liens or mortgages are involved. Interest on corporate debt securities may be fixed rate, floating rate, adjustable rate, zero coupon, contingent, deferred, or have payment-in-kind features. Interest on corporate debt securities is typically paid semi-annually and is fully taxable to the holder of such securities. Corporate debt securities contain elements of both interest rate risk and credit risk. The market value of a corporate debt security generally may be expected to rise and fall inversely with interest rates and may also be affected by the credit rating of the corporation, the corporation’s performance, and perceptions of the corporation in the marketplace. Corporate debt securities usually yield more than government or agency securities due to the presence of credit risk.

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Equity Securities. The Fund may invest in equity securities, including but not limited to common stock, preferred stock and shares of exchange-traded funds (“ETFs”).

Common stock represents an equity ownership interest in a company, providing voting rights and entitling the holder to a share of the company’s success through dividends and/or capital appreciation. In the event of liquidation, common stockholders have rights to a company’s remaining assets after bondholders, other debt holders and preferred stockholders have been paid in full. Typically, common stockholders are entitled to one vote per share to elect the company’s board of directors (although the number of votes is not always directly proportional to the number of shares owned). Common stockholders also receive voting rights regarding other company matters such as mergers and certain important company policies such as issuing securities to management. Common stock fluctuates in price in response to many factors, including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

Preferred stock represents an equity ownership interest in an issuer, but generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from the liquidation of the issuer. Some preferred stock also entitles their holders to receive additional liquidation proceeds on the same basis as holders of the issuer’s common stock. Some preferred stock offers a fixed rate of return with no maturity date. Preferred stock with no maturity may perform similarly to long term bonds, and can be more volatile than other types of preferred stock with heightened sensitivity to changes in interest rates. Other preferred stock has a variable dividend, generally determined on a quarterly or other periodic basis. Because preferred stock represents an equity ownership interest in a company, its value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in an issuer’s financial condition or prospects or to fluctuations in the equity markets. Unlike common stock, preferred stock does not usually have voting rights absent the occurrence of specified events; preferred stock, in some instances, is convertible into common stock. In order to be payable, dividends on preferred stock must be declared by the issuer’s board of directors. There is, however, no assurance that dividends will be declared by the boards of directors of issuers of the preferred stocks in which the Fund invests.

ETFs are funds whose shares are traded on securities exchanges and generally seek to approximate the investment performance of their respective benchmarks by investing in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures and other instruments. The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in-kind for a portfolio of the underlying securities (based on the ETF’s net asset value (“NAV”)) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit.

Exchange-Traded Notes. The Fund may invest in exchange-traded notes (“ETNs”), which are a type of unsecured, unsubordinated debt security. ETNs combine certain aspects of bonds and ETFs. Similar to ETFs, ETNs are traded on a major exchange (e.g., the New York Stock Exchange (the “NYSE”)) during normal trading hours, although trading volume can be limited. However, investors can also hold the ETN until maturity. At maturity, the issuer pays to the investor a cash amount equal to the principal amount, subject to the day’s index factor. ETN returns are based upon the performance of a market index minus applicable fees. ETNs do not make periodic coupon payments and provide no principal protection. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. The value of the ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying index remaining unchanged.

Government Debt Securities. The Fund may invest in government debt securities, which are debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. Obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities include bills, notes and bonds issued by the U.S. Treasury, as well as “stripped” or “zero coupon” U.S. Treasury obligations representing future interest or principal payments on U.S. Treasury notes or bonds. Stripped securities are sold at a discount to their “face value,” and may exhibit greater price volatility than interest-bearing securities because investors receive no payment until maturity. Other obligations of certain agencies and instrumentalities of the U.S. Government are supported only by the credit of the instrumentality. The U.S. Government may choose not to provide financial support to U.S. Government-sponsored agencies or instrumentalities if it is not legally obligated to do so, in which case, if the issuer were to default, the Fund might not be able to recover its investment from the U.S. Government.

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Loans. In addition to Marketplace Lending Instruments, the Fund may invest in loans other than Marketplace Loans that are senior and secured loans as well as unsecured or subordinated loans. In addition, the Fund may invest in secured and unsecured participations in loans. While the loans purchased by the Fund may be secured by a first-priority security interest in most tangible and intangible assets of the issuer, they are not required to be and the Fund will not be subject to any limit on purchasing loans with lower-priority security interests or loans whose security interests exclude material assets of the issuer.

The Fund may invest in term loans and other types of loans, including those that are attached to a term loan tranche or otherwise required to be purchased along with the purchase of a term loan tranche. The loans purchased by the Fund may be negotiated and structured by a syndicate of lenders consisting of commercial banks, investment banks, thrift institutions, insurance companies, finance companies or other financial institutions, one or more of which will administer the loan on behalf of all the lenders. The Fund may purchase assignments of these loans, in which case it will typically become a lender for purposes of the relevant loan agreement with direct contractual rights against the borrower, including the right to receive payments of principal and interest. However, the Fund may also purchase participation interests, in which case it will not have any direct relationship with the borrower and will instead rely on the lender or participant that sold the participation interest for enforcement of rights against the borrower and to receive and process payments of interest, principal and other amounts due to the Fund.

Additional Risks of Investing in the Fund

Below Investment Grade Securities Risk. The Fund may invest in below investment grade securities, which are commonly referred to as “junk” or “high yield” securities. These securities are considered to be high-risk investments. The risks include the following:

These securities are regarded as predominately speculative. There is a greater risk that issuers of lower rated securities will default than issuers of higher rated securities. Issuers of lower-rated securities generally are less creditworthy and may be highly indebted, financially distressed or bankrupt. These issuers are more vulnerable to real or perceived economic changes, political changes or adverse industry developments. In addition, below investment grade securities are frequently subordinated to the prior payment of senior indebtedness. If an issuer fails to pay principal or interest, the Fund will experience a decrease in income and a decline in the market value of its investments. The Fund also may incur additional expenses in seeking recovery from the issuer.

The income and market value of lower-rated securities may fluctuate more than higher-rated securities. Although certain below investment grade securities may be less sensitive to interest rate changes than investment grade securities, below investment grade securities generally are more sensitive to short-term corporate, economic and market developments. During periods of economic uncertainty and change, the market price of the investments in lower-rated securities may be volatile. The default rate for high yield bonds tends to be cyclical, with defaults rising in periods of economic downturn.

It is often more difficult to value lower-rated securities than higher-rated securities. If an issuer’s financial condition deteriorates, accurate financial and business information may be limited or unavailable. In addition, the lower-rated investments may be thinly traded and there may be no established secondary market. Because of the lack of market pricing and current information for investments in lower-rated securities, valuation of such investments is much more dependent on judgment than is the case with higher-rated securities.

There may be no established secondary or public market for investments in lower-rated securities. Such securities are frequently traded in markets that may be relatively less liquid than the market for higher-rated securities. In addition, relatively few institutional purchasers may hold a major portion of an issue of lower-rated securities at times. As a result, lower-rated securities may be required to be sold at substantial losses or retained indefinitely even where an issuer’s financial condition is deteriorating.

Credit quality of below investment grade securities can change suddenly and unexpectedly, and even recently-issued credit ratings may not fully reflect the actual risks posed by a particular below investment grade security. Future legislation may have a possible negative impact on the market for below investment grade securities.

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Common Stock Risk. Common stock risk is the risk that the value of the common stock held by the Fund will fall, sometimes rapidly and unpredictably, due to general market and economic conditions, perceptions regarding the industries in which the issuers of common stock held by the Fund participate or factors relating to specific companies in which the Fund invests. Common stock of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the common stock experiences a decline in its financial condition. Common stock in which the Fund may invest is structurally subordinated to preferred stock, bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater dividend risk than preferred stock or debt instruments of such issuers. In addition, while common stock has historically generated higher average returns than debt securities over the long term, common stock has also experienced significantly more volatility in those returns. An adverse event, such as an unfavorable earnings report, may depress the value of common stock of an issuer held by the Fund. Also, the price of common stock of an issuer is sensitive to general movements in the stock market, changes in investors’ perceptions of the financial condition of the issuer and the occurrence of political or economic events affecting issuers. A drop in the stock market may depress the price of most or all of the common stock to which the Fund has investment exposure. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

The Fund may invest in common stock of companies of any market capitalization. Accordingly, the Fund may invest in common stock of companies having smaller market capitalizations, including mid-cap and small-cap common stocks. The common stock of these companies often have less liquidity than the common stock of larger companies and these companies frequently have less management depth, narrower market penetrations, less diverse product lines and fewer resources than larger companies. Due to these and other factors, common stock of smaller companies may be more susceptible to market downturns and other events, and their prices may be more volatile than the common stock of larger companies. Larger, more established companies in which the Fund may invest may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.

Currency Risk. The value of securities denominated or quoted in foreign currencies may be adversely affected by fluctuations in the relative currency exchange rates and by exchange control regulations. The Fund’s investment performance may be negatively affected by a devaluation of a currency in which the Fund’s investments are denominated or quoted. Further, the Fund’s investment performance may be significantly affected, either positively or negatively, by currency exchange rates because the U.S. dollar value of securities denominated or quoted in another currency will increase or decrease in response to changes in the value of such currency in relation to the U.S. dollar.

Deflation Risk. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

ETFs Risk. To the extent the Fund invests a portion of its assets in ETFs, those assets will be subject to the risks of the purchased funds’ portfolio securities, and a Shareholder in the Fund will bear not only his or her proportionate share of the Fund’s expenses, but also indirectly the expenses of the purchased funds. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other funds. The Fund’s investments in other funds also are subject to the ability of the managers of those funds to achieve the funds’ investment objective(s).

Risks associated with investments in ETFs may generally include the risks described in the Prospectus associated with the Fund’s structure as a closed-end fund, including market risk. Most ETFs are investment companies that aim to track or replicate a desired index, such as a sector, market or global segment. Most ETFs are passively managed and their shares are traded on a national exchange. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF’s investment objective(s) will be achieved, as ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. ETF shares may trade at a premium or discount to their NAV. As ETFs trade on an exchange, they are subject to the risks of any exchange-traded instrument, including: (i) an active trading market for its shares may not develop or be maintained, (ii) trading of its shares may be halted by the exchange, and (iii) its shares may be delisted from the exchange. Some ETFs are highly leveraged and therefore will expose the Fund to risks posed by leverage, including the risk that the use of leverage by an ETF can magnify the effect of any of its losses.

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ETNs Risk. The Fund may invest in ETNs, which are notes representing unsecured debt of the issuer. ETNs are typically linked to the performance of an index plus a specified rate of interest that could be earned on cash collateral. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. ETNs typically mature 30 years from the date of issue. There may be restrictions on the Fund’s right to liquidate its investment in an ETN prior to maturity (for example, the Fund may only be able to offer its ETN for repurchase by the issuer on a weekly basis), and there may be limited availability of a secondary market.

Fixed Income Securities Risk. In addition to the risks described elsewhere in this prospectus, such as below investment grade securities risk, fixed income securities in which the Fund may invest are subject to certain other risks, including the following. These risks may also pertain to the loans in which the Fund may invest.

Issuer Risk. The value of fixed income securities may decline for a number of reasons which directly relate to the issuer, such as management performance, leverage and reduced demand for the issuer’s goods and services, historical and projected earnings, and the value of its assets. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer.

Interest Rate Risk. Interest rate risk is the risk that income securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of fixed income securities generally will fall. These risks may be greater in the current market environment because interest rates are near historically low levels. Market value generally falls further for fixed rate securities with longer duration. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected prepayments. This may lock in a below-market yield, increase the security’s duration and further reduce the value of the security. Investments in fixed income securities with long-term maturities may experience significant price declines if long-term interest rates increase. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities.

Liquidity Risk. Certain fixed income securities may be substantially less liquid than many other securities, such as common stocks traded on an exchange. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.

Prepayment Risk. During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in lower yielding securities, which may result in a decline in the Fund’s income and distributions to Shareholders. This is known as call or prepayment risk. Certain fixed income securities frequently have call features that allow the issuer to redeem the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. If the Fund bought a security at a premium, the premium could be lost in the event of a prepayment.

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called securities at market interest rates that are below the Fund portfolio’s current earnings rate. A decline in income could affect the Shares’ market price or the overall return of the Fund.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions can decline.

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Loan Risk. The Fund’s investments in loans may create substantial risk. The Fund may invest in senior and secured loans and in unsecured or subordinated loans. In addition, the Fund may invest in secured and unsecured participations in loans. These loans will generally be rated below investment grade. In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the Advisor or Sub-Advisor will depend primarily upon the creditworthiness of the borrower for payment of principal and interest which will expose the Fund to the credit risk of the underlying borrower. If the Fund invests in a loan through a participation, the Fund will also be exposed to the credit risk of the financial institution selling the participation to the Fund as well as the credit risk of the underlying borrower. The market for loans may not be liquid and the Fund may have difficulty selling them. Loans have similar risks to high yield bonds and are speculative, involve greater risks of default, downgrade, or price declines and are more volatile and tend to be less liquid than investment grade securities. Companies issuing loans may be less financially strong, more likely to encounter financial difficulties, and more vulnerable to adverse market events and negative sentiments than companies with higher credit ratings.

Senior loans hold the most senior position in the capital structure of a business entity, are typically secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to that held by subordinated debt holders and stockholders of the borrower. Senior loans that the Fund may invest in may be rated below investment grade, and share the same risks of other below investment grade debt instruments. Although the Fund may invest in senior loans that are secured by specific collateral, there can be no assurance the liquidation of such collateral would satisfy a borrower’s obligation to the Fund in the event of borrower default or that such collateral could be readily liquidated under such circumstances. If the terms of a senior loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the senior loan. In the event of bankruptcy of a borrower, the Fund could also experience delays or limitations with respect to its ability to realize the benefits of any collateral securing a senior loan. Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of senior loans.

Second lien loans and unsecured loans generally are subject to the same risks associated with investments in senior loans, as discussed above. Because second lien loans and unsecured loans are lower in priority of payment to senior loans, they are subject to the additional risk that the cash flow of the borrower and property securing the loan, if any, may be insufficient to meet scheduled payments after giving effect to the senior secured obligations of the borrower. This risk is generally higher for unsecured loans, which are not backed by a security interest in any specific collateral. Second lien loans and unsecured loans are expected to have greater price volatility than senior loans and may be less liquid. Second lien loans and unsecured loans of below investment grade quality also share the same risks of other below investment grade debt instruments.

Preferred Stock Risk. Preferred stocks are unique securities that combine some of the characteristics of both common stocks and bonds. In addition to the risks described elsewhere in this section, such as those described for common stock and fixed income securities, including interest rate risk, preferred stocks are subject to certain other risks, including:

Deferral and Omission Risk. Preferred stocks may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer.

Subordination Risk. Preferred stocks are generally subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income, claims to corporate assets and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

Floating Rate and Fixed-to-Floating Rate Securities Risk. The market value of floating rate securities is a reflection of discounted expected cash flows based on expectations for future interest rate resets. The market value of such securities may fall in a declining interest rate environment and may also fall in a rising interest rate environment if there is a lag between the rise in interest rates and the reset. This risk may also be present with respect to fixed-to-floating rate securities in which the Fund may invest. A secondary risk associated with declining interest rates is the risk that income earned by the Fund on floating rate and fixed-to-floating rate securities may decline due to lower coupon payments on floating-rate securities.

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Call and Reinvestment Risk. During periods of declining interest rates or certain varying circumstances, an issuer may be able to exercise an option to redeem its issue at par earlier than scheduled, which is generally known as call risk. If this occurs, the Fund may be forced to reinvest in lower yielding securities.

Limited Voting Rights Risk. Generally, traditional preferred stock offers no voting rights with respect to the issuer unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred stockholders may have the ability to elect a director or directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred stockholders no longer have voting rights.

Special Redemption Rights. In certain varying circumstances, an issuer of preferred stock may redeem the securities prior to their scheduled call or maturity date. As with call provisions, a redemption by the issuer may negatively impact the return of the security held by the Fund.

Repurchases and Transfers of Shares

Repurchase Offers. The Board has adopted a resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund’s Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Advisor would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund’s portfolio turnover.

Repurchase Offer Policy Summary of Terms

1. The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2. The repurchase offers will be made in March, June, September and December of each year.

3. The Fund must receive repurchase requests submitted by shareholders in response to the Fund’s repurchase offer within 21 to 42 days of the date the repurchase offer is made (or the preceding business day if the NYSE is closed on that day), as specified by the Fund (the “Repurchase Request Deadline”).

4. The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. The Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees of the Fund (the “Board”) satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

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Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the Fund’s outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1. A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2. Any fees applicable to such repurchase, if any;

3. The Repurchase Offer Amount;

4. The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5. The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6. The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;

7. The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8. The circumstances in which the Fund may suspend or postpone a repurchase offer;

9. The NAV of the shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10. The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer”) and three copies of the Shareholder Notification with the Securities and Exchange Commission (“SEC”) within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

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Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1. Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2. Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board, including a majority of the Trustees who are not interested persons of the Fund, and only:

1. If the repurchase would cause the Fund to lose its status as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”);

2. To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3. For any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;

4. For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5. For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund’s current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board. Currently, the Board has determined that the Fund’s NAV shall be determined daily following the close of the NYSE. The Fund’s NAV need not be calculated on:

1. Days on which changes in the value of the Fund’s portfolio securities will not materially affect the current NAV of the shares;

2. Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3. Customary national, local, and regional business holidays described or listed in the prospectus.

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Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline and amounts available through a line of credit, if any. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund’s assets fail to comply with this requirement, the Board shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund’s Advisor or Sub-Advisor, but shall continue to be responsible for monitoring the Advisor’s and Sub-Advisor’s performance of its duties and the composition of the portfolio. Accordingly, the Board has approved this policy that is reasonably designed to ensure that the Fund’s portfolio assets, including amounts available through a line of credit, if any, are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1. In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a) The frequency of trades and quotes for the security.

(b) The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c) Dealer undertakings to make a market in the security.

(d) The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e) The size of the fund’s holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2. If market developments impair the liquidity of a security, the Advisor or Sub-Advisor should review the advisability of retaining the security in the portfolio. The Advisor or Sub-Advisor should report to the basis for its determination to retain a security at the next Board meeting.

3. The Board shall review the overall composition and liquidity of the Fund’s portfolio on a quarterly basis.

4. These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund’s registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1. Disclosure of its fundamental policy regarding periodic repurchase offers.

2. Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

a. the number of repurchase offers,

b. the repurchase offer amount and the amount tendered in each repurchase offer,

c. and the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in paragraph (b)(5) of this section.

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Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with the Financial Industry Regulatory Authority (FINRA) or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases. The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Trustees; or it would be in the interests of the Fund, as determined by the Board, for the Fund to repurchase the Shares. The Advisor may tender for repurchase in connection with any repurchase offer made by the Fund Shares that it holds in its capacity as a shareholder.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Advisor its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Board has adopted policies and procedures for the public and nonpublic disclosure of the Fund’s portfolio securities. The Fund’s portfolio holdings are currently disclosed to the public through filings with the SEC. The Fund discloses its portfolio holdings by mailing the annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period, respectively. In addition, the Fund discloses its portfolio holdings reports as of the end of the second and fourth fiscal quarters by filing Form N-CSR with the SEC. The Fund also reports its portfolio holdings to the SEC on Form N-PORT on a monthly basis within 30 days after the end of each month, and information reported on Form N-PORT for the third month of each of the Fund’s fiscal quarters will be made public on the SEC’s website 60 days after the end of the quarter.

As a general matter, no information concerning the portfolio holdings of the Fund may be disclosed to any unaffiliated third party except (1) to service providers that require such information in the course of performing their duties (for example, the Fund’s custodian, administrator, Advisor, Sub-Advisor, independent public accountants, attorneys, officers and trustees) and are subject to a duty of confidentiality including a duty not to trade on non-public information,, and (2) pursuant to certain exceptions that serve a legitimate business purpose. These exceptions may include: (1) disclosure of portfolio holdings only after such information has been publicly disclosed and (2) to third-party vendors, currently consisting of Morningstar Investment Services and Lipper Analytical Services that (a) agree to not distribute the portfolio holdings or results of the analysis to third parties, other departments or persons who are likely to use the information for purposes of purchasing or selling the Fund before the portfolio holdings or results of the analysis become publicly available; and (b) sign a written confidentiality agreement. The confidentiality agreement must provide, but is not limited to, that the recipient of the portfolio holdings information agrees to limit access to the portfolio holdings information to its employees who, on a need to know basis are (1) authorized to have access to the portfolio holdings information and (2) subject to confidentiality obligations, including duties not to trade on non-public information, no less restrictive that the confidentiality obligations contained in the confidentiality agreement.

None of the Fund, the Advisor, or the Sub-Advisor may enter into any arrangement providing for the disclosure of non-public portfolio holding information for the receipt of compensation or benefit of any kind. Any exceptions to the policies and procedures may only be made by the consent of the Fund’s chief compliance officer upon a determination that such disclosure serves a legitimate business purpose and is in the best interests of the Fund and will be reported to the Board at the Board’s next regularly scheduled meeting.

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TRUSTEES AND OFFICERS

The following tables provide information about the Board and the senior officers of the Fund. Each of the Trustees is deemed to be an Independent Trustee of the Fund. Each Trustee oversees the Fund and serves for an indefinite term. Information about each Trustee is provided below and includes each person’s: name, address, age as indicated by year of birth, present position(s) held with the Fund, principal occupations for the past five years and total compensation received as a Trustee for the most recent fiscal year. Unless otherwise noted, the business address of each person listed below is c/o AlphaCentric Prime Meridian Income Fund, 36 North New York Avenue, Huntington, NY 11743. Unless otherwise noted, each officer is elected annually by the Board. Collectively, the Fund, Strategy Shares, Mutual Fund and Variable Insurance Trust, and Mutual Fund Series Trust, each an open-end investment company whose series are managed or sponsored by an affiliate of the Advisor, constitute the “Fund Complex.”

Independent Trustees

Name Address Year of Birth	Position with the Fund	Term of Office and Length of Time Served*	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Tobias Caldwell Year of Birth: 1967	Chairman of the Board and Trustee	Since 2018	Managing Member, Genovese Family Enterprises, LLC (real estate firm) since 1999; Managing member, Bear Properties, LLC (real estate firm) since 2006; Managing member, PTL Real Estate, LLC (real estate/investment firm), 2000 – 2019.	56	Chairman of the Board of Trustees, Mutual Fund and Variable Insurance Trust and Strategy Shares since 2016; Lead independent Trustee and Chairman of Audit Committee, Mutual Fund Series Trust since 2006; Independent Trustee and Chair of Audit Committee, Variable Insurance Trust since 2010; Trustee, IDX Funds (formerly M3Sixty Funds Trust) since 2016.
Stephen P. Lachenauer Year of Birth: 1967	Trustee and Chair of the Audit, Risk and Compliance, and Investment Committees	Trustee and Chair of Audit, Risk and Compliance Committees since 2018 Chair of Investment Committee since November 2020	Attorney, private practice since 2011.	17	Chair of the Audit and Risk and Compliance Committees and Trustee since 2016, and Chair of the Investment Committee since November 2020, Mutual Fund and Variable Insurance Trust and Strategy Shares; Trustee, TCG Financial Series Trusts I-X since 2015; Trustee, Mutual Fund Series Trust since 2022.
Donald McIntosh Year of Birth: 1967	Trustee	Since 2018	Business Control & Risk Management Advisor, Santander Bank, since 2019; Quality Control Advisor, Santander Bank, 2016–2019; Credit risk review analyst, Santander Holdings USA, 2015–2016.	17	Trustee, Mutual Fund and Variable Insurance Trust and Strategy Shares since 2016.

*	The term of office of each Trustee is indefinite.

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Officers*

Name Address Year of Birth	Position(s) Held with Fund	Term and Length Served*	Principal Occupation(s) During Past 5 Years
George Amrhein Year of Birth: 1951	President	President since 2018

Formerly, Treasurer of the Fund, January 2022—April 2022; AlphaCentric Advisors, LLC: Head of Business Development, 2014-2016; Director of Investment, 2017- 2019; and NFA Liaison since 2019. Catalyst Capital Advisors LLC: Head of Business Development, 2013-2016; Director of Risk Management, 2015-2017; and Director of Investment, Risk and Compliance since 2017. Rational Advisors, Inc.: Head of Business Development, 2016; Director of Risk Management, 2016-2017; and Director of Investment, Risk and Compliance since 2017. Beacon Advisors LLC: President since 1996.

Michael Schoonover 53 Palmeras St. Suite 601 San Juan, PR 00901 Year of Birth: 1983	Vice President	Since 2021	Chief Operating Officer (“COO”), Catalyst Capital Advisors LLC and Rational Advisors, Inc. since 2017; Portfolio Manager, Catalyst Capital Advisors LLC, 2013–May 2021; President, MFund Distributors LLC since January 2020; Catalyst International Advisors LLC, COO, 2019-2021, Chief Executive Officer since 2021; COO, Insights Media LLC since 2019; COO, MFund Management LLC since 2019; COO, AlphaCentric Advisors LLC since January 2021; Portfolio Manager, Rational Advisors, Inc., 2016–2018.
Rocco DiBenedetto 2121 N. California Blvd, Suite 830 Walnut Creek, CA 94596 Year of Birth: 1987	Treasurer	Since April 2022	Director of Accounting, Prime Meridian Capital Management, LLC since 2019; Designated Managing Broker and Founder, Realtysaber since 2018; Assistant Vice President, Opus Fund Services, 2015-2019; Treasurer, Champion Creek Community Association 2017 – 2018.
Shun Yin Ho 2020 E. Financial Way, Suite 100 Glendora, CA 91741 Year of Birth: 1980	Assistant Treasurer	Since 2019	Assistant Vice President since 2020 and Compliance Officer, 2015-2020, U.S. Bank Global Fund Services.
Frederick J. Schmidt Year of Birth: 1959	Chief Compliance Officer	Since 2018	Director of Compliance Services, MFund Services LLC since 2015.
Jennifer A. Bailey Year of Birth: 1968	Secretary	Since 2018	Director of Legal Services, MFund Services LLC since 2012.

*	Officers do not receive any compensation from the Fund and serve indefinitely.

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Compensation

The Independent Trustees are paid receive compensation for Board and committee meetings attended. The Chairmen of the Board, Audit Committee, and Risk and Compliance Committee receive an additional quarterly fee. Officers receive no compensation from the Trust. The Trust reimburses each of the Independent Trustees for travel and other expenses incurred in connection with attendance at such meetings. The Trust has no retirement or pension plans.

The table below details the amount of compensation the Trustees received from the Fund during the fiscal year ended September 30, 2022. The Fund does not have a bonus, profit sharing, pension or retirement plan.

Name of Person, Position(s)	Aggregate Compensation from the Fund	Total Compensation from Fund Complex
Tobias Caldwell	$13,000	$290,000
Stephen. Lachenauer	$13,000	$173,000
Donald McIntosh	$8,000	$56,050[1]

[1]	Does not include compensation from Mutual Fund Series Trust, of which he does not serve on the Board.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2022.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Fund Complex
Tobias Caldwell	None	Over $100,000
Stephen Lachenauer	None	None
Donald McIntosh	None	None[1]

[1]	Does not include ownership of shares in Mutual Fund Series Trust, of which he does not serve on the Board.

None of the Trustees (including their immediate family members) owned beneficially or of record securities of the Advisor, Sub-Advisor or the Distributor or any entity directly or indirectly controlling, controlled by, or under common control with the Advisor, Sub-Advisor, or Distributor.

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Qualifications and Experience of the Trustees

The following provides an overview of the considerations that led the Board to conclude that each individual serving as a Trustee of the Fund should so serve. Generally, no one factor was decisive in the original selection of an individual to join the Board. Among the factors the Board considered when concluding that an individual should serve on the Board were the following: (1) the individual’s business and professional experience and accomplishments; (2) the individual’s prior experience serving on the boards of public companies, and other complex enterprises and organizations; and (3) how the individual’s skills, experience, and attributes would contribute to an appropriate mix of relevant skills and experience on the Board.

In respect of each current Trustee, the individual’s substantial professional accomplishments and prior experience, including, in some cases, in fields related to the operations of the Fund, were a significant factor in the determination that the individual should serve as a Trustee of the Fund.

In addition to the information set forth above, the following sets forth additional information about the qualifications and experience of each of the Trustees that lead to the conclusion that each Trustee should serve as Trustee of the Fund.

Tobias Caldwell

Mr. Caldwell is the manager of a real estate investment firm. Mr. Caldwell has served on the boards of mutual funds for over ten years, including as chair of the audit committee for over ten years. Mr. Caldwell also serves as a Trustee of other registered investment companies in the Fund Complex. His experience in the real estate and investment industries provides the Board with an additional perspective and understanding of investment strategies used by advisors to the funds.

Stephen Lachenauer

Mr. Lachenauer has been an attorney in private practice for over six years, providing advice and counsel to small businesses and individuals on business and financial matters. Mr. Lachenauer’s previous experience at large law firms and as an attorney at a large investment bank provides the Board with knowledge of financial and investment regulatory matters. Mr. Lachenauer also serves as a Trustee of other registered investment companies in the Fund Complex

Donald McIntosh

Mr. McIntosh is a credit risk review analyst for a large international financial services company, and he has many years of credit analysis and loan servicing experience. Mr. McIntosh’s experience in evaluating companies’ financial condition would provide the Board with knowledge about investment strategies used by the advisors of the funds. Mr. McIntosh also serves as a Trustee of other registered investment companies in the Fund Complex.

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Board Structure

The Board is responsible for overseeing the management and operations of the Fund. The Board consists of three Independent Trustees. The Chairman of the Board, Tobias Caldwell, is an Independent Trustee.

The Board holds four regular meetings each year to consider and address matters involving the Fund. The Board also may hold special meetings to address matters arising between regular meetings. In addition, the Independent Trustees regularly meet outside the presence of management and are advised by independent legal counsel. These meetings may take place in-person or by telephone.

The Board reviews its structure regularly and believes that its leadership structure, including having a super-majority of Independent Trustees, coupled with an Independent Chairperson, is appropriate and in the best interests of the Fund, given its specific characteristics. The Board also believes its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Fund management.

When considering potential nominees to fill vacancies on the Board, and as part of its annual self-evaluation, the Board reviews the mix of skills and other relevant experiences of the Trustees.

Committees of the Board

The Board has three standing committees: the Audit Committee, the Risk and Compliance Committee, and the Investment Committee.

Audit Committee. The Audit Committee is comprised of each of the Trustees. The primary function of the Audit Committee is to assist the full Board in fulfilling its oversight responsibilities to the shareholders and the investment community relating to fund accounting, reporting practices and the quality and integrity of the financial reports. To satisfy these responsibilities, the Audit Committee reviews with the independent auditors the audit plan and results and recommendations following independent audits, reviews the performance of the independent auditors and recommends engagement or discharge of the auditors to the full Board, reviews the independence of the independent auditors, reviews the adequacy of the Fund’s internal controls and prepares and submits Committee meeting minutes and supporting documentation to the full Board. The Audit Committee met four times during the fiscal year ended September 30, 2022.

Risk and Compliance Committee. The Risk and Compliance Committee is comprised of each of the Trustees. The Risk and Compliance Committee is responsible for general oversight of the Trust’s compliance with the legal and regulatory requirements of the Trust’s operations. The Risk and Compliance Committee also serves as a means to provide feedback and guidance to the Trust’s Chief Compliance Officer (“CCO”) and assists the Board in identifying and managing risks. The Risk and Compliance Committee met four times during the fiscal year ended September 30, 2022.

Investment Committee. The Investment Committee is comprised of each of the Trustees. The primary purpose of the Investment Committee is to oversee and guide the process by which the Board evaluates the investment performance of the Fund. The Investment Committee also considers and evaluates each investment advisor or sub-advisor (including unaffiliated sub-advisors) or portfolio manager framework for identifying, prioritizing, and managing investment risk. The Investment Committee met twice during the fiscal year ended September 30, 2022.

Board Oversight of Risk

An integral part of the Board’s overall responsibility for overseeing the management and operations of the Fund is the Board’s oversight of the risk management of the Fund’s investment programs and business affairs. The Fund is subject to a number of risks, such as investment risk, valuation risk, risk of operational failure or lack of business continuity, and legal, compliance and regulatory risk. The Fund, the Advisor, Sub-Advisor, and other service providers to the Fund have implemented various processes, procedures, and controls to identify risks to the Fund, to lessen the probability of their occurrence, and to mitigate any adverse effect should they occur. Different processes, procedures, and controls are employed with respect to different types of risks.

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The Board exercises oversight of the risk management process through the Risk and Compliance Committee and through oversight by the Board itself. The Board holds four regular meetings each year to consider and address matters involving the Fund.

In addition to adopting, and periodically reviewing, policies and procedures designed to address risks to the Fund, the Board requires management of the Advisor and the Fund, including the Fund’s Chief Compliance Officer (“CCO”), to report to the Board and the Risk and Compliance Committee on a variety of matters, including matters relating to risk management, at regular and special meetings. The Board and the Audit Committee receive regular reports from the Fund’s independent public accountants on internal control and financial reporting matters. On at least a quarterly basis, the Independent Trustees meet with the Fund’s CCO, including outside the presence of management, to discuss issues related to compliance. Furthermore, the Board receives a quarterly report from the Fund’s CCO regarding the operation of the compliance policies and procedures of the Fund and its primary service providers. The Board monitors the Fund’s investment policies and procedures as well as valuation of the Fund’s securities. The Board also receives quarterly reports from the Advisor on the investments and securities trading of the Fund, including their investment performance and asset weightings compared to appropriate benchmarks, as well as reports regarding the valuation of the Fund’s securities. The Board also receives reports from the Fund’s primary service providers regarding their operations as they relate to the Fund.

CODES OF ETHICS

The Fund, the Advisor, the Sub-Advisor and the Distributor have adopted codes of ethics under Rule 17j-1(c) of the 1940 Act. The purpose of each code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Fund. Such codes of ethics permit personnel covered by the codes to invest in securities that may be purchased or held by the Fund, subject to the restrictions of the codes. The codes are filed as exhibits to the Fund’s registration statement.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Advisor or its designee, subject to the Board’s continuing oversight. The Policies require that the Advisor or its designee vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Advisor has delegated proxy voting duties to the Sub-Advisor.

Where a proxy proposal raises a material conflict between the interests of the Advisor or its designee (the Sub-Advisor), any affiliated person(s) of the Advisor or its designee, the Fund’s principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Fund and the Fund’s or its shareholder’s interests, the Advisor or its designee will resolve the conflict by voting in accordance with the policy guidelines or at the Fund’s directive using the recommendation of an independent third party. If the third party’s recommendations are not received in a timely fashion, the Advisor will abstain from voting. A copy of the Sub-Advisor’s proxy voting policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-888-910-0412; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund’s proxy voting policies and procedures are also available by calling toll-free at 1-888-910-0412 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

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As of January 3, 2023, the following persons owned 5% or more of the outstanding shares of the Fund:

Name and Address	Number of Shares	Percent of Ownership
Sumter Investments 301 N. Main Street Salisbury, NC 28144-4301	133,479	22.43%
Jerry Szilagyi 2015 Family Trust 5 Abbington Drive Huntington, NY 11743-1713	99,455	16.71%
Novus Investment – 401(k) Plan FBO Don Davis 2121 N. California Blvd. Suite 830 Walnut Creek, CA 94596-3572	82,290	13.83%
Catalyst Investment Partners LLC 5 Abbington Drive Huntington, NY 11743-1713	65,052	10.93%
Poise Holdings, Inc. 7 The Birches Roslyn, NY 11576-1717	34,968	5.88%

As of January 3, 2023, the Trustees and officers as a group owned less than 1% of the Fund’s shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Advisor

AlphaCentric Advisors LLC, located at 53 Palmeras St. Suite 601, San Juan, PR 00901, serves as the Fund’s investment adviser. The Advisor is registered with the SEC as an investment adviser under the Investment Advisors Act of 1940, as amended. The Advisor is a New York limited liability company that commenced operations as an investment adviser in 2014.

Under the general supervision of the Board, the Advisor carries out the investment and reinvestment of the net assets of the Fund, furnishes continuously an investment program with respect to the Fund, and determines which securities should be purchased, sold or exchanged. In addition, the Advisor supervises and provides oversight of the Fund’s sub-adviser. The Advisor furnishes to the Fund office facilities, equipment and personnel for servicing the management of the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Advisor as compensation under the Investment Management Agreement a monthly management fee computed at the annual rate of 1.50% of the daily net assets. The Advisor may employ research services and service providers to assist in the Advisor’s market analysis and investment selection. The Advisor compensates all Advisor personnel who provide services to the Fund. The following table shows the management fees that the Fund incurred, the Advisor waived, and were paid to the Advisor for the fiscal year ended September 30, 2022, September 30, 2021, and the fiscal period ended September 30, 2020.

	Fiscal Year ended September 30, 2022	Fiscal Year ended September 30, 2021	Fiscal Period Ended September 30, 2020*
Management Fees Incurred	$79,003	$60,927	$22,031
Management Fees Waived by Advisor	$79,003	$60,927	$22,031
Management Fees Paid to Advisor	$0	$0	$0

*	The Fund commenced operations on December 31, 2019.

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The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding (i) acquired fund fees and expenses; (ii) distribution fees; (iii) loan servicing fees; (iv) brokerage commissions and trading costs; (v) interest (including borrowing costs and overdraft charges); and (vi) extraordinary expenses, such as regulatory inquiry and litigation expenses)), to the extent that they exceed 1.95% of the Fund’s average daily net assets (the “Expense Limitation”). Under certain conditions, the Advisor may recoup management fees that it waived or Fund expenses that it paid under this agreement for a period of three years after the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of recoupment. The Expense Limitation Agreement will remain in effect at least until January 31, 2024, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board. After January 31, 2024, the Expense Limitation Agreement may be renewed at the Advisor’s and Board’s discretion.

Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other accounts. The management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of each account. The management of multiple funds and accounts also may give rise to potential conflicts of interest if the funds and accounts have different objectives, benchmarks, time horizons, and fees as the portfolio manager must allocate his time and investment ideas across multiple funds and accounts.

With respect to securities transactions for the Fund, the Advisor or Sub-Advisor determines which broker to use to execute each order, consistent with the duty to seek best execution of the transaction. The portfolio manager may execute transactions for another fund or account that may adversely impact the value of securities held by the Fund. Securities selected for funds or accounts other than the Fund may outperform the securities selected for the Fund.

The appearance of a conflict of interest may arise where the Advisor or Sub-Advisor has an incentive, such as a performance-based management fee. The management of personal accounts may give rise to potential conflicts of interest; there is no assurance that the Fund’s code of ethics will adequately address such conflicts. One of the portfolio manager’s numerous responsibilities is to assist in the sale of Fund shares. Because the portfolio manager’s compensation is indirectly linked to the sale of Fund shares, they may have an incentive to devote time to marketing efforts designed to increase sales of Fund shares.

The Fund has adopted a code of ethics that, among other things, permits personal trading by employees under conditions where it has been determined that such trades would not adversely impact client accounts. Nevertheless, the management of personal accounts may give rise to potential conflicts of interest, and there is no assurance that these codes of ethics will adequately address such conflicts.

The Fund may invest in affiliated funds advised by the Advisor. The Advisor is subject to conflicts of interest in allocating a Fund’s assets among the affiliated funds. The Advisor will receive more revenue when it selects an affiliated fund rather than an unaffiliated fund for inclusion in the Fund’s portfolio. This conflict may provide an incentive for the Advisor to invest Fund assets in affiliated funds that perform less well than unaffiliated funds. The Advisor may have an incentive to allocate the Fund’s assets to those affiliated funds for which the net advisory fees payable to the Advisor are higher than the fees payable by other affiliated funds.

The Advisor, Sub-Advisor and the Fund have each adopted certain compliance procedures which are designed to address these types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

The Sub-Advisor

Prime Meridian Capital Management, LLC (“Prime Meridian” or “Sub-Advisor”), a Nevada limited liability company located at 2121 N. California Blvd, Suite 830, Walnut Creek, CA 94596, serves as sub-advisor to the Fund. Prime Meridian was formed on March 12, 2012, and provides specialty investment management services to clients seeking short-duration, high-yield loan portfolios in the Marketplace Lending industry. Under the general supervision of the Board and the Advisor, the Sub-Advisor is responsible for the day-to-day management of the Fund’s investment portfolio. The Sub-Advisor is paid by the Advisor, not the Fund.

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PORTFOLIO MANAGER

As described in the prospectus, Don Davis serves as the portfolio manager and is primarily responsible for the day-to-day management of the Fund’s portfolio.

As of September 30, 2022, Mr. Davis was responsible for the management of the following types of accounts in addition to the Fund:

Total Other Accounts Managed

Portfolio Manager	Registered Investment Company Accounts	Assets Managed ($ millions)	Pooled Investment Vehicle Accounts	Assets Managed ($ millions)	Other Accounts	Assets Managed ($ millions)
Don Davis	0	0	6	233	0	0

Other Accounts Managed Subject to Performance-Based Fees

Portfolio Manager	Registered Investment Company Accounts	Assets Managed ($ millions)	Pooled Investment Vehicle Accounts	Assets Managed ($ millions)	Other Accounts	Assets Managed ($ millions)
Don Davis	0	0	6	233	0	0

Portfolio Manager Compensation

The portfolio manager receives a salary plus a bonus based on the profits of the Sub-Advisor.

Portfolio Manager Ownership of Fund Shares

As of September 30, 2022, Mr. Davis owned Fund shares with a value of $100,001-$500,000.

DISTRIBUTOR

Foreside Fund Services, LLC, an affiliate of Foreside Financial Group, LLC dba ACA Group (“the Distributor”), located at Three Canal Plaza, Portland, ME 04101, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a best -efforts basis, subject to various conditions, pursuant to the terms of its contract with the Fund. The Distributor is not obligated to sell any specific number of shares of the Fund, or to buy any of the Shares.

Shares of the Fund are continuously offered through the Distributor. The Distributor also acts as agent for the Fund in connection with repurchases of Shares. The Fund has agreed to indemnify the Distributor and its affiliates against certain liabilities, including certain liabilities arising under the Securities Act, the 1940 Act and any other statute (including Blue Sky laws) or any rule or regulation thereunder, or under common law or otherwise. The Distributor has agreed to indemnify the Fund, the Advisor and each Trustee against certain liabilities arising from the Distributor’s breach of any of its obligations, representations, warranties or covenants in the Fund’s Distribution Agreement, failure to comply with applicable securities laws or regulations, or information furnished by the Distributor in writing which was relied upon and resulted in an untrue statement of material fact or a material omission in the Fund’s registration statement, marketing material, sales literature and advertising materials or any other information filed or made public by the Fund.

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No market currently exists for the Fund’s shares. The Fund’s shares are not listed, and the Fund does not currently intend to list its shares, for trading on any national securities exchange. There is currently no secondary market for the Fund’s shares, and the Fund does not expect a secondary market in its shares to develop. Neither the Advisor nor the Distributor intends to make a market in the Fund’s shares.

SHAREHOLDER SERVICES

The Fund may pay a shareholder servicing fee of up to 0.25% of its average daily net assets to financial intermediaries, including the Distributor, the Advisor and their affiliates, for providing certain administrative shareholder services to the beneficial owners of certain Fund shares. The Distributor, however, does not retain these fees for profit. They are held in retention for future distribution related serves. The Adviser compensates the Distributor for certain distribution-related activities. The financial intermediaries may select others to perform these services for their customers and may pay them fees. The Board has authorized implementation of such plan in an amount equal to 0.10% of the average daily net assets of the Fund.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the portfolio manager who is an employee of the Sub-Advisor. The Advisor and Sub-Advisor are authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund, the Advisor, or the Sub-Advisor for the Fund’s use. Such allocation is to be in such amounts and proportions as the Advisor or Sub-Advisor may determine.

In selecting a broker or dealer to execute each particular transaction, the Advisor or Sub-Advisor will take the following into consideration:

●	the best net price available;

●	the reliability, integrity and financial condition of the broker or dealer;

●	the size of and difficulty in executing the order; and

●	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Advisor or Sub-Advisor determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Advisor or Sub-Advisor may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Advisor or Sub-Advisor exercises investment discretion. Eligible research or brokerage services through which portfolio transaction are executed may include research reports on particular industries and companies, economic surveys and analyses, recommendations as to specific securities, online quotations, news services, financial publications and other products and services (e.g., software based applications for market quotes and news, database programs providing investment and industry data) providing lawful and appropriate assistance to the portfolio manager and its designees in the performance of their investment decision-making responsibilities on behalf of the Fund. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal year ended September 30, 2022, the fiscal year ended September 20, 2021 and the fiscal period from December 31, 2019 (commencement of operations) to September 30, 2020, the Fund paid $0, $0 and $0, respectively, in brokerage commissions.

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Affiliated Party Transactions

The Advisor, Sub-Advisor and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Advisor determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

If the Advisor or Sub-Advisor places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through affiliates. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified. During the fiscal year ended September 30, 2022, the fiscal year ended September 20, 2021 and the fiscal period from December 31, 2019 (commencement of operations) to September 30, 2020, the Fund paid $0, $0 and $0, respectively, in brokerage commissions to affiliates of the Fund.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Investment company taxable income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Investment company taxable income of the Fund is generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. As of September 30, 2022, the Fund had long-term capital loss carryforwards and short-term capital loss carryforwards that will not expire of $70,840 and $126,186, respectively.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should generally not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be reinvested in additional shares of the Fund unless a shareholder elects to receive distributions in cash.

To be treated as a RIC under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. government securities and securities of other RICs, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund’s assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other RICs) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

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Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

If the Fund fails to qualify as a RIC under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the corporate income tax rate. Shareholders of the Fund generally would not be liable for income tax on the Fund’s net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund’s net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. However, some issues related to qualification as a regulated investment company are open to interpretation. For example, the Fund intends to primarily invest in whole loans originated by marketplace lending platforms. The Fund intends to treat the borrowers of such loans as the issuers in order to satisfy the diversification requirements to be treated as a regulated investment company. However, no statutory, judicial or administrative authority directly discusses how the loans in which the Fund will invest should be treated for tax purposes. As a result, the tax treatment of the Fund’s investment in such securities is uncertain. If the Internal Revenue Service (“IRS”) were to disagree and successfully assert that the marketplace lending platforms should be viewed as the issuer of the loans, the Fund would not satisfy the regulated investment company diversification tests. Also, the tax treatment of the Fund’s investment in loans originated by Platforms could be affected by changes in tax laws or regulations, or interpretations thereof, or by court cases that could adversely affect the Fund and its ability to qualify as a regulated investment company under Subchapter M of the Code. As a result of the forgoing, the Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula generally requires payment to shareholders during a calendar year of distributions representing an amount at least equal to the sum of (i) 98% of the Fund’s ordinary income for the calendar year (taking into account certain deferrals and elections) (ii) at least 98% of its capital gain net income (i.e., the excess of its capital gains over capital losses, adjusted for certain ordinary losses) realized during the one-year period ending October 31 during such year and (iii) 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund generally expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A sale or redemption of Fund shares by a shareholder will generally result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder’s tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

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The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will generally have a cost basis for federal income tax purposes in each share so received equal to the amount of cash shareholders could have received instead of such shares. To the extent that a shareholder purchases additional shares at a discount to fair market value, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount. All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a RIC may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gains distributions received from the Fund and net gains from redemptions or other taxable dispositions of the Fund’s shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

Adjusted cost basis information is required for covered securities, which generally include shares of a RIC, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Gain recognized on the disposition of a debt obligation purchased by the Fund at a market discount (generally, at a price less than its principal amount) will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Fund held the debt obligation unless the Fund made a current inclusion election to accrue market discount into income as it. If the Fund purchases a debt obligation (such as a zero coupon security or pay-in-kind security) that was originally issued at a discount, the Fund generally is required to include in gross income each year the portion of the original issue discount which accrues during such year. Therefore, the Fund’s investment in such securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on the securities. To generate cash to satisfy those distribution requirements, a Fund may have to sell portfolio securities that it otherwise might have continued to hold or to use cash flows from other sources such as the sale of Fund shares. Tax rules are not entirely clear about issues such as whether and to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund in order to ensure that it distributes sufficient income to preserve its status as a regulated investment company.

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The Fund’s transactions in foreign currency-denominated debt obligations (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. This treatment could increase or decrease the Fund’s ordinary income distributions, and may cause some or all of the Fund’s previously distributed income to be classified as a return of capital. In certain cases, the Fund may make an election to treat such gain or loss as capital.

Options, Futures, Forward Contracts and Swap Agreements

To the extent such investments are permissible for the Fund, the Fund’s transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

To the extent such investments are permissible, certain of the Fund’s hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund’s book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund’s book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether they receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his or her pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his or her pro rata share of foreign taxes in computing his or her taxable income or to use it as a foreign tax credit against his or her U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his or her shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

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Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his or her total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund’s income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his or her proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

Non-U.S. Investors

Fund shares generally are not sold outside the United States. However, non-U.S. investors (shareholders who, as to the U.S., are nonresident alien individuals, foreign trusts or estates, foreign corporations, or foreign partnerships) may be subject to U.S. withholding tax at a 30% or lower treaty rate and U.S. estate tax and are subject to special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. Exemptions from U.S. withholding tax are provided for certain capital gain dividends paid by the Fund from net long-term capital gains, interest-related dividends and short-term capital gain dividends, if such amounts are reported by the Fund. However, notwithstanding such exemptions from U.S. withholding at the source, any such dividends and distributions of income and capital gains will be subject to backup withholding at a rate of 24% if you fail to properly certify that you are not a U.S. person. Non-U.S. investors should consult their tax advisors about the applicability of U.S. tax withholding and the use of the appropriate forms to certify their status.

Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund will be required to withhold a 30% tax on income dividends made by the Fund to certain foreign entities, referred to as foreign financial institutions or nonfinancial foreign entities, that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. After December 31, 2018, FATCA withholding also would have applied to certain capital gain distributions, return of capital distributions and the proceeds arising from the sale of Fund shares; however, based on proposed regulations issued by the IRS, which can be relied upon currently, such withholding is no longer required unless final regulations provide otherwise (which is not expected). The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA or similar laws. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

The Fund is not required to hold annual meetings of shareholders for the purpose of electing Trustees except that (1) the Trust is required to hold a shareholder meeting for the election of Trustees at such time as less than a majority of the Trustees holding office have been elected by shareholders; and (2) if, as a result of a vacancy on the Board, less than two-thirds of the Trustees holding office have been elected by the shareholders, that vacancy may only be filled by a vote of the shareholders. Except as set forth above, a Trustee may continue to hold office and may appoint successor Trustees.

36

The Declaration of Trust provides a process for the bringing of derivative actions by shareholders for claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a pre-suit demand by the complaining shareholder must first be made on the Board, unless such action is excused because a majority of the members of the Board have a material personal financial interest in the action at issue. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand.

Under the Declaration of Trust, the Trustees have the power to liquidate the Fund without shareholder approval. While the Trustees have no present intent to exercise this power, they may do so if the Fund fails to reach a viable size within a reasonable amount of time or for such other reasons as may be determined by the Board.

The rights of shareholders cannot be modified without a majority vote of the shareholders.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215, serves as legal counsel to the Fund and the Independent Trustees.

Custodians

Millennium Trust Company, LLC, with principal offices at 2001 Spring Road, Oak Brook, IL 60523 and U.S. Bank, N.A., with principal offices at 1555 N Rivercenter Dr, Suite 302, Milwaukee, WI 53212, serve as custodians for the securities and cash of the Fund’s portfolio. As of October 29, 2021, LendingClub Bank, with principal offices at 595 Market Street, Suite 200, San Francisco, CA 94105, serves as custodian for the Fund’s cash maintained in transactional operating accounts on the LendingClub platform. Under each Custody Agreement, the respective custodian holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties, and may maintain custody of the Fund’s assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Advisor or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.

Independent Registered Public Accounting Firms

Cohen & Company, Ltd. (“Cohen”) is the Fund’s independent registered public accounting firm. Cohen is located at 1350 Euclid Ave., Suite 800, Cleveland, OH 44115. Cohen reports on the Fund’s annual financial statements, review certain regulatory reports and the Fund’s income tax returns, and perform other professional accounting, auditing, tax and advisory services when engaged to do so by the Fund.

Shareholders will receive annual financial statements, together with a report of independent accountants, and semiannual unaudited financial statements of the Fund.

Administrator, Accounting Agent and Transfer Agent

U.S. Bank Global Fund Services (“USBGFS”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, provides administrative and fund accounting services to the Fund pursuant to separate Administration and Fund Accounting Agreements. USBGFS also acts as transfer agent for the Fund.

During the fiscal years ended September 30, 2022, September 30, 2021, and the fiscal period from December 31, 2019 (commencement of operations) to September 30, 2020, the Fund paid $164,478, $154,455 and $116,540, respectively, to USBGFS for its administration, accounting, and transfer agent services.

37

Management and Legal Services

MFund Services LLC (“MFund”) provides the Fund with various management and legal services pursuant to a Management Services Agreement with the Fund. For these services, the Fund pays MFund an annual fixed fee of $5,000 plus an annual asset-based fee in accordance with the schedule set forth below:

0.10% of net assets up to $50 million;

0.07% of net assets from $50 million to $100 million;

0.05% of net assets from $100 million to $250 million;

0.04% of net assets from $250 million to $500 million;

0.03% of net assets from $500 million to $1 billion;

0.02% of net assets from $1 billion and above

In addition, the Fund reimburses MFund for any reasonable out-of-pocket expenses incurred in the performance of its duties under the Management Services Agreement. Jerry Szilagyi is the controlling member of MFund Services, the controlling member of the Advisor, and the controlling member of Catalyst Capital Advisors LLC, and Rational Advisors, Inc. (each an investment advisor to other affiliated investment companies). During the fiscal years ended September 30, 2022, September 2021, and the fiscal period from December 31, 2019 (commencement of operations) to September 30, 2020, the Fund paid $10,267, $9,059 and $5,204, respectively, to MFund for its services under the Management Services Agreement.

Compliance Services

Pursuant to a Compliance Services Agreement, MFund provides chief compliance officer services to the Fund. For these services, the Fund pays MFund a monthly base fee of $1,200 and $400 for each advisor and sub-advisor plus an asset-based fee of 0.0025%. In addition, the Fund reimburses MFund for any reasonable out-of-pocket expenses incurred in the performance of its duties under the Compliance Services Agreement. During the fiscal year ended September 30, 2022, September 30, 2021, and the fiscal period from December 31, 2019 (commencement of operations) to September 30, 2020, the Fund paid $24,131, $24,100 and $18,039, respectively, to MFund for its services under the Compliance Services Agreement.

FINANCIAL STATEMENTS

Shareholders receive annual financial statements, together with a report of independent accountants, and semiannual unaudited financial statements of the Fund. The Fund’s financial statements and the independent registered public accounting firm’s report appearing in the Annual Report for the fiscal year ended September 30, 2022, are incorporated herein by reference. You can obtain the Fund’s Annual and Semi-Annual Reports without charge by calling the Fund toll-free at 1-888-910-0412 or by visiting the Fund’s website at www.AlphaCentricFunds.com.

38

APPENDIX A

Sub-Advisor Proxy Voting Policies and Procedures

The SEC has adopted Rule 206(4)-6 under the Investment Advisers Act. Under this rule, registered investment advisers that exercise voting authority over securities held in client portfolios are required to implement proxy voting policies and describe those policies to their clients.

The Company provides investment advisory services to investment funds and may invest the assets of these funds in securities issued by public and private issuers. When applicable, the Company has delegated authority to vote proxies relating to such securities on behalf of the Funds it manages.

The Company’s Investment Committee is responsible for making all proxy voting decisions in accordance with these proxy voting policy and procedures (the “Policy”). These decisions may be delegated to one or more portfolio managers. The Investment Committee will designate the individual responsible for the actual voting of proxies in a timely manner.

An important element of the Policy is that, while voting on all proxies should be considered, voting on every proxy or all issues presented in a given proxy is not required by the Policy, unless refraining from such a vote would be inconsistent with the economic best interests of the Funds and accounts. Some issues presented for a vote of security holders may not be relevant to the voting objectives of the Policy, or it may not be reasonably possible to ascertain what effect, if any, a vote on a given issue may have on the value of an investment.

The Policy attempts to generalize a complex subject. The Company may, from time to time, determine that it is in the best interests of its clients to depart from specific policies described herein. The rationale for any such departure will be memorialized in writing by the Investment Committee or the CCO.

General Policy

The general policy is to vote proxy proposals, amendments, consents or resolutions relating to client securities, including interests in investment funds, if any (collectively, “proxies”), in a manner that serves the best interests of the Funds managed by the Company, as determined by the Company in its discretion, and taking into account relevant factors, including, but not limited to:

●	the impact on the value of the securities;

●	the anticipated costs and benefits associated with the proposal;

●	the effect on liquidity; and

●	customary industry and business practices.

Specific Voting Policies

Routine Matters

Routine matters are typically proposed by Management (as defined below) of a company and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the company; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company.

For routine matters, when a determination has been made to vote a proxy, the Company will vote in accordance with the recommendation of the company’s management, directors, general partners, managing members or trustees (collectively, the “Management”), as applicable, unless, in the Company’s opinion, such recommendation is not in the best interests of the investing Funds or accounts.

Non-Routine Matters

Non-routine matters involve a variety of issues and may be proposed by a company’s Management or beneficial owners (i.e., shareholders, members, partners, etc. (collectively, the “Owners”). Non-routine proxies may involve one or more of the following: (i) a measurable change in the structure, management, control or operation of the company; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the company; or (iii) a change that is inconsistent with industry standards and/or the laws of the state of incorporation applicable to the company.

1.	Board Members

a.	Term Limits. The Company will generally vote for proposals to require a reasonable retirement age (e.g., 72) for Board members, and will vote on a case-by-case basis on proposals to attempt to limit tenure.

b.	Replacement. The Company will generally vote against proposals that make it more difficult to replace Board members, including proposals:

●	to stagger the Board;

●	to overweight Management representation on the Board;

●	to introduce cumulative voting (cumulative voting allows the Owners to “stack” votes behind one or a few individuals for a position on the Board, thereby giving minority Owners a greater chance of electing the Board member(s));

●	to introduce unequal voting rights;

●	to create supermajority voting; or

●	to establish pre-emptive rights.

c.	Liability and Indemnification. In order to promote accountability, the Company will generally vote against proposals to limit the personal liability of Board members for any breach of fiduciary duty or failure to act in good faith.

d.	Ownership Issues. The Company will generally vote for proposals that require Management to own a minimum interest in the company. The purpose of this policy is to encourage the alignment of Management’s interests with the interests of the company’s Owners. However, the Company will generally vote against proposals for stock options or other compensation that grant an ownership interest for Management if such proposals offer greater than 15% of the outstanding securities of a company because such options may dilute the voting rights of other Owners of the company.

2.	Compensation, Fees and Expenses

In general, the Company will vote against proposals to increase compensation, fees or expenses to be paid to the company’s Owners, unless the Company determines that the benefits resulting to the company and its Owners justifies the increased compensation, fees or expenses.

3.	Voting Rights

The Company will generally vote against proposals:

●	to introduce unequal voting or dividend rights among the classes;

●	to change the amendment provisions of a company’s charter documents by removing Owner approval requirements;

●	to require supermajority (⅔) approval for votes rather than a simple majority (½);

●	to restrict the Owners’ right to act by written consent; or

●	to restrict the Owners’ right to call meetings, propose amendments to the articles of incorporation or other governing documents of the company or nominate Board members.

The Company will generally vote for proposals that eliminate any of the foregoing rights or requirements.

4.	Takeover Defenses and Related Actions

The Company will generally vote against any proposal to create any plan or procedure designed primarily to discourage a takeover or other similar action, including “poison pills”. Examples of “poison pills” include:

●	large increases in the amount of stock authorized but not issued;

●	blank check preferred stock (stock with a fixed dividend and a preferential claim on company assets relative to common shares, the terms of which are set by the Board at a future date without further action by the Owners);

●	compensation that would act to reward Management as a result of a takeover attempt, whether successful or not, such as revaluing purchase price of stock options, or “golden parachutes”;

●	fixed price amendments that require a certain price to be offered to all Owners based on a fixed formula; and

●	greenmail provisions that allow a company to make payments to a bidder in order to persuade the bidder to abandon its takeover plans.

The Company will generally vote for proposals that eliminate any of the foregoing rights or requirements, as well as proposals to:

●	require that golden parachutes or golden handcuffs be submitted for ratification by the Owners; and

●	to opt out of state anti-takeover laws deemed by the Company to be detrimental.

The Company will generally vote on a case-by-case basis regarding other proposals that may be used to prevent takeovers, such as the establishment of employee stock purchase or ownership plans.

5.	Reincorporation

The Company will generally vote for a change in the state of incorporation if the change is for valid business reasons (such as reincorporating in the same state as the headquarters of any controlling company).

6.	Debt Issuance and Pledging of Assets for Debt

The Company will generally vote proxies relating to the issuance of debt, the pledging of assets for debt, and an increase in borrowing powers on a case-by-case basis, taking into consideration relevant factors, including, for example:

●	the potential increase in the company’s outstanding interests or shares, if any (e.g., convertible bonds); and

●	the potential increase in the company’s capital, if any, over the current outstanding capital.

7.	Mergers or Acquisitions

The Company will vote proxies relating to mergers or acquisitions on a case-by-case basis, but will generally vote for any proposals that the Company believes will offer fair value to its clients.

8.	Termination or Liquidation of the Company

The Company will vote proxies relating to the termination or liquidation of a company on a case-by-case basis, taking into consideration one or more of the following factors:

●	terms of liquidation;

●	past performance of the company; and

●	strategies employed to save the company.

9.	Social & Environmental Issues and Corporate Responsibility

The Company will vote proxies relating to social and environmental issues on a case-by-case basis, but will generally vote for any proposals that will reduce discrimination, improve protections to minorities and disadvantaged classes, and increase conservation of resources and wildlife.

The Company will generally vote against any proposals that place arbitrary restrictions on the company’s ability to invest, market, enter into contractual arrangements or conduct other activities. The Company will also generally vote against proposals:

●	to bar or restrict charitable contributions; or

●	to limit corporate political activities.

10.	All Other Matters

All other decisions regarding proxies will be determined on a case-by-case basis taking into account the general policy, as set forth above.

Abstaining from Voting or Affirmatively Not Voting

In certain circumstances, the Company will abstain from voting (which generally requires submission of a proxy voting card) or affirmatively decide not to vote if the Company determines that abstaining or not voting is in the best interests of the Fund or account. In making such a determination, the Company will consider various factors, including, but not limited to:

1.	the relative costs and benefits associated with exercising the proxy;

2.	any legal restrictions on trading resulting from the exercise of a proxy;

3.	whether the Company has sold the underlying securities since the record date for the proxy;

4.	the relationship between the voting issue and the enhancement or preservation of an investment’s value; and

5.	whether the objectives of the Policy are more or less likely to be realized by voting a security.

The Company will not abstain from voting or affirmatively decide not to vote merely to avoid a conflict of interest.

Conflicts of Interest

At times, conflicts may arise between the interests of the investing Funds or accounts, on the one hand, and the interests of the Company or its affiliates, on the other hand. If the Company determines that it has, or may be perceived to have, a conflict of interest when voting a proxy, the Company will address matters involving such conflicts of interest as follows:

1.	If a proposal is addressed by the specific policies herein, the Company will vote in accordance with such policies;

2.	If the Company believes it is in the best interest of the investing Funds or accounts to depart from the specific policies provided for herein, the Company will be subject to the requirements of C or D below, as applicable;

3.	If the proxy proposal is (a) not addressed by the specific policies or (b) requires a case-by-case determination by the Company, the Company may vote such proxy as it determines to be in the best interest of the investing Funds or accounts, without taking any action described in D below, provided that such vote would be against the Company’s own interest in the matter (i.e., against the perceived or actual conflict). The Company will memorialize the rationale of such vote in writing; and

4.	If the proxy proposal is (a) not addressed by the specific policies or (2) requires a case-by-case determination by the Company, and the Company believes it should vote in a way that may also benefit, or be perceived to benefit, its own interest, then the Company must take one of the following actions in voting such proxy: (a) delegate the voting decision for such proxy proposal to an independent third party; (b) delegate the voting decision to an independent committee of partners, members, directors or other representatives of the Funds or accounts, as applicable; (c) inform the investors in the investing Funds of the conflict of interest and obtain majority consent to vote the proxy as recommended by the Company; or (d) obtain approval of the decision from the Company’s CCO and third party Legal Advisors.

Procedures for the Proxies

The Investment Committee will be responsible for determining whether the Company will exercise its authority to vote a proxy and whether each proxy is for a “routine” matter or not, as described above. When a determination has been made to vote a proxy, all proxies identified as “routine” will be voted in accordance of the Policies. Any proxies that are not clearly “routine” will be submitted to the Investment Committee, which will determine how to vote each such proxy by applying the Policies.

In the event the Company determines that the investing Funds should rely on the advice of an independent third party or a committee regarding the voting of a proxy, the Company will submit the proxy to such third party or committee for a decision.

Record of Proxy Voting

The CCO, or their designee, will maintain, or have available, written or electronic copies of each proxy statement received and of each executed proxy.

The CCO, or their designee, will maintain records related to each proxy. The Company will maintain a record of each written request from an investor in a Fund for proxy voting information and the Company’s written response to any request (oral or written) from an investor in a Fund for proxy voting information.

The CCO, or their designee, will maintain such records in its offices for two years from the end of the fiscal year during which the record was created, and for an additional three years in an easily accessible place.

AlphaCentric Prime Meridian Income Fund

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: None.

Part B: Report of Independent Registered Public Accounting Firm
Statement of Assets and Liabilities, Statement of Operations, and Notes to Financial Statements.

2. Exhibits

a.	(1) Agreement and Declaration of Trust which was filed as an exhibit to the Registrant’s Registration Statement on September 21, 2018, is hereby incorporated by reference.
(2) Certificate of Trust which was filed as an exhibit to the Registrant’s Registration Statement on February 13, 2017, is hereby incorporated by reference.
b.	By-Laws which were filed as an exhibit to the Registrant’s Registration Statement on September 21, 2018, is hereby incorporated by reference.
c.	Voting Trust Agreements: None
d.	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article 2, “Meetings of Shareholders” of the Registrant’s By-Laws.
e.	Dividend reinvestment plan: None
f.	Rights of subsidiaries long-term debt holders: Not applicable.
g.	(1) Management Agreement, dated October 10, 2019, between the Registrant and AlphaCentric Advisors LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(2) Sub-Advisory Agreement, dated October 10, 2019, between AlphaCentric Advisors LLC and Prime Meridian Capital Management, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
h.	(1) Distribution Agreement between the Registrant and Foreside Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on December 31, 2019, is hereby incorporated by reference.
(2) Distribution Services Agreement between the Registrant and Foreside Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on December 31, 2019, is hereby incorporated by reference.
(3) Selling Group Member Agreement Form which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(4) Dealer Agreement Form which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(5) Distribution Plan which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.
j.	(1) Custodian Agreement, dated August 28, 2019, between the Registrant and U.S. Bank National Association which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.

(2) Custody Agreement, dated October 3, 2019, between the Registrant and Millennium Trust Company, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(3) Non-Discretionary Custodial Account Terms and Conditions between LendingClub Bank and the Registrant which was filed as an exhibit to the Registrant’s Registration Statement on January 28, 2022, is hereby incorporated by reference.
(4) Supplement to Non-Discretionary Custodial Account Terms and Conditions, dated October 29, 2021, between LendingClub Bank and the Registrant which was filed as an exhibit to the Registrant’s Registration Statement on January 28, 2022, is hereby incorporated by reference..
k.

(1) Fund Administration Servicing Agreement, dated August 29, 2019, between the Registrant and U.S. Bancorp Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.

(2) Fund Accounting Servicing Agreement, dated August 29, 2019, between the Registrant and U.S. Bancorp Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.

(3) Transfer Agent Servicing Agreement, dated August 29, 2019, between the Registrant and U.S. Bancorp Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.

(4) Management Services Agreement, dated September 16, 2022, between the Registrant and MFund Services LLC –filed herewith.
(5) Compliance Services Agreement, dated June 24, 2022, between the Registrant and MFund Services LLC – filed herewith.
(6) Expense Limitation Agreement, dated 2022April 23, 2020, between the Registrant and AlphaCentric Advisors LLC, which was filed as an exhibit to the Registration Statement on April 24, 2020, is hereby incorporated by reference.
l.	Opinion and Consent of Counsel – filed herewith.
m.	Non-resident Trustee Consent to Service of Process: Not applicable.
n.	Consent of Cohen & Company, Ltd. –filed herewith.
o.	Omitted Financial Statements: None
p.	Initial Capital Agreement which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
q.	Model Retirement Plan: None
r.	(1) Registrant’s Code of Ethics-Fund which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(2) Code of Ethics of AlphaCentric Advisors LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(3) Code of Ethics of Prime Meridian Capital Management, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
(4) Code of Ethics of Foreside Fund Services, LLC which was filed as an exhibit to the Registrant’s Registration Statement on November 15, 2019, is hereby incorporated by reference.
s.	Other

(1) Power of Attorney of Tobias Caldwell dated May 17, 2019, which was filed as an exhibit to the Registrant's registration statement on January 27, 2021, is hereby incorporated by reference.
(2) Power of Attorney of Stephen Lachenauer dated May 6, 2019, which was filed as an exhibit to the Registrant's registration statement on January 17, 2021, is hereby incorporated by reference.
(3) Power of Attorney of Donald McIntosh dated May 10, 2019, which was filed as an exhibit to the Registrant's registration statement on January 17, 2021, is hereby incorporated by reference.
(4) Power of Attorney of George Amrhein dated January 19, 2023—filed herewith.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

SEC Registration fees	$32,450
FINRA fees	$0
Legal fees	$50,850
Blue Sky fees	$8,544
Accounting fees	$10,450
Printing	$0
Miscellaneous	$791
Total	$103,085

Item 28. Persons Controlled by or Under Common Control with Registrant

No person is controlled by or under common control with the Registrant.

Item 29. Number of Holders of Securities as of January 24, 2022:

Title of Class Shares of Beneficial Ownership.	Number of Record Holders 18

Item 30. Indemnification

Reference is made to Article VIII, Section 2 of the Registrant’s Agreement and Declaration of Trust (the “Declaration of Trust”), filed as Exhibit (a)(1) hereto, and to Sections 7 and 8 of the Distribution Agreement filed as Exhibit (h)(1) hereto, Section 9 of the Management Agreement filed as Exhibit g(1) hereto and Section 18 of the Sub-Advisory Agreement filed as Exhibit (g)(2) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the “SEC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set partially forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Advisor is included in its Form ADV as filed with the SEC (File No. 801-79616) and is incorporated herein by reference.

AlphaCentric Advisors LLC (“AlphaCentric”), located at 53 Palmeras St. Suite 601, San Juan, PR 00901, is registered with the SEC as an investment adviser, file number 801-79616.

(i) AlphaCentric has engaged in no other business during the past two fiscal years.

(ii) Jerry Szilagyi is the managing member of AlphaCentric and has been engaged within the last two fiscal years in the capacity of director, officer, employee, partner, or trustee of the following other companies:

Trustee, Mutual Fund Series Trust, 17645 Wright Street, Suite 200 Omaha, NE 68130;

Trustee, Variable Insurance Trust, 17645 Wright Street, Suite 200, Omaha, NE 68130;

President, Mutual Fund and Variable Insurance Trust, 36 North New York Avenue, Huntington, NY 11743;

President, Strategy Shares, 36 North New York Avenue, Huntington, NY 11743;

Managing Member and President, MFund Services LLC, 36 North New York Avenue, Huntington, NY 11743, an administrator to mutual funds (including each series of the Trust);

Managing Member and President, MFund Distributors LLC, 36 North New York Avenue, Huntington, NY 11743, (TBP), a provider of marketing services to mutual funds;

Managing Member and President, Abbington Capital Group LLC, 5 Abbington Drive, Lloyd Harbor, NY 11743, a strategic consulting firm to financial services companies;

Member and President of Cross Sound Capital LLC, 5 Abbington Drive, Lloyd Harbor, NY 11743, the manager of Cross Sound Global Macro Fund LLC, a hedge fund, until October 2013;

Managing Member of Catalyst Capital Advisors LLC, 53 Palmeras St. Suite 601, San Juan, PR 00901, an investment advisor to mutual funds; and

President of Rational Advisors, Inc., 53 Palmeras St. Suite 601, San Juan, PR 00901, an investment advisor to mutual funds.

(iii) Mark Kamies is a member of AlphaCentric and is the controlling shareholder and President of Multi-Funds, Inc., 1731 Willow Wood, Nixa, MO 65714. Multi-Funds is an investment marketing company.

Prime Meridian Capital Management, LLC (“Prime Meridian”), located at 2121 N. California Blvd, Suite 830, Walnut Creek, CA 94596, is registered with the SEC as an investment adviser, file number 801-110964.

(i) Prime Meridian has engaged in no other business during the past two fiscal years;

(ii) Donald Davis is a Chief Executive Officer of Prime Meridian and is also the Chief Executive Officer of Novus Investments, LLC;

(iii) Sandra Garcia is a Chief Compliance Officer of Prime Meridian and is also provides compliance and operation services to Novus Investments, LLC.

Item 32. Location of Accounts and Records

U.S. Bank Global Fund Services, the Fund’s administrator, maintains certain required accounting related and financial books and records of the Registrant at 615 East Michigan Street, Milwaukee, WI 53202. Millennium Trust Company, LLC, a custodian of the Fund, maintains certain required accounting related and financial books and records of the Registrant with principal offices at 2001 Spring Road, Oak Brook, IL 60523; U.S. Bank, N.A., a custodian of the Fund, maintains certain required accounting related and financial books and records of the Registrant with principal offices at 1555 N Rivercenter Dr, Suite 302, Milwaukee, WI 53212; LendingClub Bank, a custodian of the Fund, maintains certain required accounting related and financial books and records of the Registrant with principal offices at 595 Market Street, Suite 200, San Francisco, CA 94105. Foreside Fund Services, LLC, the Fund’s distributor, maintains certain required accounting related and financial books and records of the Registrant at Three Canal Plaza, Portland, ME 04101. The other required books and records are maintained by the Sub-Advisor at 2121 N. California Blvd, Suite 830, Walnut Creek, CA 94596.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the Securities Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act; (ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement under rule 486(b) under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Huntington, State of New York  and Village of Oak Brook, State of Illinois, on the 27th day of January 2023.

ALPHACENTRIC PRIME MERIDIAN INCOME FUND

By: /s/ George Amrhein*

George Amrhein

President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated:

/s/ George Amrhein* George Amrhein	President	January 27, 2023
/s/ Rocco DiBenedetto Rocco DiBenedetto	Treasurer, Principal Financial Officer and Principal Accounting Officer	January 27, 2023
Tobias Caldwell* Tobias Caldwell	Trustee	January 27, 2023
Stephen Lachenauer* Stephen Lachenauer	Trustee	January 27, 2023
Donald McIntosh* Donald McIntosh	Trustee	January 27, 2023
*By:	/s/ Jennifer Bailey

Jennifer Bailey

Attorney-in-Fact - Pursuant to Power of Attorney previously filed (Caldwell, Lachenauer, and McIntosh) and filed herewith (Amrhein).

EXHIBIT INDEX

k (4)	Management Services Agreement dated September 16, 2022, between the Registrant and MFund Services LLC
k (5)	Compliance Services Agreement, dated June 24, 2022, between the Registrant and MFund Services LLC
l	Opinion and Consent of Counsel
n	Consent of Cohen & Company, Ltd.
s (4)	Power of Attorney of George Amrhein dated January 26, 2022